           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 1998
                                                      REGISTRATION NO. 333-52655

________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                  AMTRAN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                             INDIANA                                                           35-1617970
                 (STATE OR OTHER JURISDICTION OF                                            (I.R.S. EMPLOYER
                  INCORPORATION OR ORGANIZATION)                                         IDENTIFICATION NUMBER)

                          7337 WEST WASHINGTON STREET
                          INDIANAPOLIS, INDIANA 46231
                                 (317) 247-4000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              MR. KENNETH K. WOLFF
                            CHIEF FINANCIAL OFFICER
                          7337 WEST WASHINGTON STREET
                          INDIANAPOLIS, INDIANA 46231
                                 (317) 247-4000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                   WILLIAM P. ROGERS, JR., ESQ.                                          WILLIAM F. GORIN, ESQ.
                     CRAVATH, SWAINE & MOORE                                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                        825 EIGHTH AVENUE                                                  ONE LIBERTY PLAZA
                     NEW YORK, NEW YORK 10019                                           NEW YORK, NEW YORK 10006
                          (212) 474-1270                                                     (212) 225-2510

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------




     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED JULY 28, 1998


                                3,700,000 SHARES
                                     [LOGO]

                                  AMTRAN, INC.

                                  COMMON STOCK
                            ------------------------


Of the 3,700,000 Shares of Common Stock offered hereby, 1,500,000 Shares are being sold by Amtran, Inc. and 2,200,000 shares are being sold by the Selling
  Shareholders. See 'Principal and Selling Shareholders.' The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders. After completion of this Offering, the Principal Selling
     Shareholder will own 48.6% of the Common Stock (assuming the Underwriters' over-allotment option is not exercised). The Common
       Stock is quoted on the Nasdaq National Market System under the symbol 'AMTR.' On July 27, 1998, the last reported sale price of the Company's Common Stock as reported on the Nasdaq National
                           Market System was $24 1/8 per share.


                            ------------------------


     SEE 'RISK FACTORS' BEGINNING ON PAGE 10 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                             PRICE $       A SHARE
                            ------------------------


                                                                   UNDERWRITING                            PROCEEDS TO
                                                PRICE TO          DISCOUNTS AND        PROCEEDS TO           SELLING
                                                 PUBLIC         COMMISSIONS(1)(2)       COMPANY(2)       SHAREHOLDERS(2)
                                           -------------------  ------------------  ------------------  ------------------
Per Share................................       $                   $                   $                   $
Total(3).................................       $                   $                   $                   $


------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriters.'

(2) Before deducting expenses payable by the Company estimated at $820,000. In addition, the Company will pay the underwriting discounts and commissions otherwise payable by the Selling Shareholders (other than the Principal
    Selling Shareholder) which total $      .

(3) The Selling Shareholders have granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 555,000 additional Shares of Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions,
    and proceeds to the Selling Shareholders will be $      , $      and
    $      , respectively. See 'Underwriters.'

                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Cleary, Gottlieb, Steen & Hamilton, counsel for the Underwriters. It is
expected that delivery of the Shares will be made on or about         , 1998 at
the office of Morgan Stanley & Co . Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                            ------------------------

MORGAN STANLEY DEAN WITTER                                  SALOMON SMITH BARNEY

               , 1998

                            INSIDE FRONT COVER

            [Picture of an American Trans Air, Inc. Airplane]


Text: ATA 25th Anniversary.



                       INSIDE FOLD-OUT FRONT COVER

            [Picture of Map showing American Trans Air, Inc.
                 Nonstop Scheduled Service Routes]


Text: Nonstop Scheduled Service Routes.
      ATA 25th Anniversary.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY OVER-ALLOTMENT, ENTERING INTO STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITERS.'

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED BY THIS PROSPECTUS BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS


                                                                                                                     PAGE
                                                                                                                     ----
Disclosure Regarding Forward-Looking Statements....................................................................     3
Incorporation of Certain Documents by Reference....................................................................     4
Prospectus Summary.................................................................................................     5
Risk Factors.......................................................................................................    10
Capitalization.....................................................................................................    18
Use of Proceeds....................................................................................................    18
Price Range of Common Stock........................................................................................    19
Dividend Policy....................................................................................................    19
Selected Consolidated Financial Data...............................................................................    20
Management's Discussion and Analysis of Financial Condition and Results of Operations..............................    22
Business...........................................................................................................    63
Management.........................................................................................................    77
Principal and Selling Shareholders.................................................................................    78
Certain Related Party Transactions.................................................................................    80
Description of Capital Stock.......................................................................................    81
Underwriters.......................................................................................................    84
Legal Matters......................................................................................................    85
Experts............................................................................................................    85
Available Information..............................................................................................    85
Index to Consolidated Financial Statements.........................................................................   F-1


                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes 'forward-looking statements' within the meaning of various provisions of the Securities Act of 1933, as amended (the 'Securities Act') and the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). Such 'forward-looking statements' can be identified by the use of forward-looking terminology such as 'believes,' 'expects,' 'may,' 'will,' 'should,' or 'anticipates' or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. All statements, other than statements of historical facts, included in this Prospectus which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as estimated future net revenues from airline services (including charter and scheduled service), future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Company's business and operations, plans, references to future success, references to intentions as to future matters and other such matters are forward-looking statements. See, e.g., 'Prospectus Summary -- The
Company -- Strategy,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business.' These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this Prospectus; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company; competitive actions by other airline carriers; changes in laws or regulations; and other factors, many of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company or its business or operations. See 'Risk Factors' for additional discussion of certain factors that will affect whether actual future events will conform to the Company's current expectations.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus the following documents or information filed with the Securities and Exchange Commission (the 'Commission'):

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

          (b) The Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998;


          (c) The Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998;



          (d) The Company's Current Report on Form 8-K dated June 18, 1998; and



          (e) The Company's Current Report on Form 8-K dated July 7, 1998.


     Any statement contained in any documents incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed except as so modified or superseded, to constitute a part of this Prospectus.


     This Prospectus incorporates documents by reference which are not represented herein or delivered herewith. These documents are available without charge upon written or oral request from Kenneth K. Wolff, Chief Financial Officer of the Company, at the Company's principal executive offices located at 7337 West Washington Street, Indianapolis, Indiana 46231, telephone number (317) 247-4000.

                            ------------------------
     The Company is an Indiana corporation which was organized in 1984. The Company's executive offices are located at 7337 West Washington Street, Indianapolis, Indiana 46231, and its telephone number is (317) 247-4000.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus. All references to the 'Company' in this Prospectus refer to Amtran, Inc. and its subsidiaries (including American Trans Air, Inc., referred to herein as 'ATA') collectively, unless the context otherwise requires. All references to the 'Principal Selling Shareholder' in this Prospectus refer to J. George Mikelsons, the principal shareholder of the Company. The Shares of Common Stock offered by the Company (the 'Company Offering') and the shares of Common Stock offered by the Selling Shareholders (the 'Selling Shareholders Offering') constitute the 'Offering'. Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY


     The Company is the eleventh largest passenger airline in the United States (based on 1997 revenues) and is a leading provider of airline services in selected market segments. The Company is also the largest commercial charter airline in the United States and the largest charter provider of passenger airline services to the U.S. military, in each case based on revenues. For the year ended December 31, 1997, the revenues of the Company consisted of 47.5% scheduled service, 29.1% commercial charter service and 16.7% military charter service, with the balance derived from related travel services.


SCHEDULED SERVICE


     The Company provides scheduled service through ATA to selected destinations primarily from its gateways at Chicago-Midway, Indianapolis and Milwaukee and also provides transpacific services between the western United States and Hawaii. The Company focuses on routes where it believes it can be a leading provider of non-stop service and targets leisure and value-oriented business travelers. In the fourth quarter of 1997, according to the most recently available Department of Transportation ('DOT') statistics, the Company was the leading carrier on over 65% of its non-stop scheduled service routes and one of the top two carriers on over 95% of its non-stop scheduled service routes.


     The Company believes that it has significant competitive advantages in each of its primary markets:

           Chicago-Midway, the Company's largest and fastest growing gateway, represented approximately 44% of the Company's total scheduled service capacity in 1997. The Company is the number one carrier in terms of market share in 9 out of its 10 non-stop routes from Chicago-Midway. The Company believes its service at this gateway would be difficult to replicate because of limited available airport capacity and airport restrictions which require higher performance aircraft on the majority of the Company's routes. The Company's market position is also enhanced by Chicago-Midway's proximity to downtown Chicago and a substantial population within the metropolitan region, as well as the severe airspace constraints at Chicago-O'Hare. The Company began service at Chicago-Midway in December 1992.

           Hawaii represented approximately 25% of the Company's total scheduled service capacity in 1997. The Company believes it is the lowest cost provider of scheduled service between the western United States and Hawaii, which is critical in this price sensitive, predominantly leisure-oriented market. Furthermore, approximately 80% of the Company's capacity in the Hawaiian market is prepurchased by the nation's largest independent Hawaiian tour operator, which assumes capacity, yield and fuel risk. The Company has served the Hawaiian market since 1974 through its charter operations and since 1987 through its scheduled service operations.

           Indianapolis represented approximately 21% of the Company's total scheduled service capacity in 1997. The Company began scheduled service from Indianapolis in 1986 and believes that it benefits from being perceived as the hometown airline. The Company is the number one provider in terms of market share in 8 of its 9 non-stop routes from Indianapolis. In Indianapolis, the Company operates Ambassadair Travel Club, Inc. ('Ambassadair'), the nation's largest travel club with approximately 35,000 individual or family memberships, providing the Company with a local marketing advantage similar to a frequent flier program.

           Milwaukee represented approximately 6% of the Company's total scheduled service capacity in 1997. The Company believes it enjoys a significant cost advantage over its competitors in this market and consequently is able to offer what it believes to be the only low fare alternative on most of the routes it serves from Milwaukee. The Company has served Milwaukee since 1980 through its commercial charter operations and since December 1993 through its scheduled service operations.

COMMERCIAL CHARTER SERVICE

     The Company is the largest commercial charter airline in the United States and provides services throughout the world, primarily to U.S., South American and European tour operators. The Company seeks to maximize the profitability of these operations by leveraging its leading market position, diverse aircraft fleet and worldwide operating capability. Management believes its commercial charter services are a predictable source of revenues and operating profits in part because its commercial charter contracts require tour operators to assume capacity, yield and fuel price risk, and also because of the Company's ability to readily re-deploy assets into favorable markets.

     The Company's commercial charter services are marketed and distributed through a network of domestic and international sales offices with an emphasis primarily on tour operators. The Company benefits from long-term relationships with many such operators and under its commercial charter contracts the Company provides repetitive round-trip flights for specified periods ranging from several weeks to several years.

MILITARY/GOVERNMENT CHARTER SERVICE

     The Company has provided passenger airline services to the U.S. military since 1983 and is currently the largest charter provider of these services. Management believes that because these operations are generally less seasonal than leisure travel, they have tended to have a stabilizing impact on the Company's operating margins. The U.S. government awards one year contracts for its military charter business and pre-negotiates contract prices for each type of aircraft that a carrier makes available. The Company believes that its fleet of aircraft, particularly its Boeing 757-200ERs, is well suited to the needs of the military for long-range service.

STRATEGY

     The Company intends to enhance its position as a leading provider of passenger airline services to selected markets where it can capitalize on its competitive strengths. The key components of this strategy are:

          Participate in Markets Where it Can be a Leader. The Company focuses on markets where it can be a leading provider of airline services. In scheduled service, the Company concentrates on routes where it can be the number one or number two carrier. The Company achieves this result principally through superior non-stop schedules, value-oriented service, focused marketing efforts and certain airport and aircraft advantages. The Company is the leading provider of commercial and military charter services in large part because of its variety of aircraft types, superior operational performance and its worldwide service capability combined with a proven history of reliable service and long standing relationships with its customers.

          Maintain Low Cost Position. For 1997, the Company's operating cost per available seat mile ('ASM') of 6.09[c] was the lowest among large U.S. passenger airlines. The Company believes that its low cost structure provides a significant competitive advantage, allowing it to operate profitably while pricing competitively in the scheduled service and commercial and military charter markets. The Company believes its low cost position is primarily derived from its simplified product, route structure, aircraft ownership costs and low overhead costs.

          Target Growth Opportunities. The Company intends to expand its operations selectively in areas where it believes it can achieve attractive financial returns. The Company will focus scheduled service growth principally on Chicago-Midway, where the Company intends to increase frequencies to certain existing destinations and add approximately 3 to 5 new markets (including New York-LaGuardia, where service began from Chicago-Midway on July 7, 1998) over the next 18 months. To support this expansion, the Company plans to acquire or lease up to 5 additional aircraft (up to 3 Boeing 757s and 2 Boeing 727s). In its commercial and military charter service, the Company has a letter of intent to purchase 5 Lockheed L-1011-500s, which the Company expects will provide a market advantage, enabling it to offer a low capital cost long-range aircraft seating 307 passengers. This will enable the Company to compete for business that it cannot now accommodate (e.g., non-stop service to destinations in South America, Europe and Asia) and that most competitors can only serve using a larger aircraft, such as the Boeing 747 or DC-10, which are often viewed as too large in both the commercial and military charter markets. The Company believes the combined effect of fleet additions and increased asset utilization will result in approximately 10% and 15% ASM growth in 1998 and 1999, respectively. In addition, the Company considers, from time to time, possible acquisitions of related businesses, or interests therein, that could enhance the Company's competitive position.

                                  THE OFFERING

Common Stock offered by:
     The Company.............................  1,500,000 shares
     The Selling Shareholders................  2,200,000 shares
          Total..............................  3,700,000 shares(1)
Common Stock to be outstanding after the
  Offering...................................  13,319,496(1)(2)
Use of Proceeds by the Company...............  The Company plans to use net proceeds from the Company Offering
                                               (i) to support aircraft fleet expansion over the next 18 months, consisting primarily of the purchase of Lockheed L-1011-500 aircraft and engines, Boeing 727 aircraft currently leased, and hushkits for those Boeing 727 aircraft, (ii) for possible future acquisitions of related businesses, or interests therein, that could enhance the Company's competitive position, (iii) depending on the availability of advantageous alternative aircraft
                                               financing, to redeem a portion of the 10 1/2% Notes and (iv) for other general corporate purposes. Pending any such use, the
                                               Company will invest such net proceeds in short-term marketable securities. The Company will not receive any of the proceeds from the Selling Shareholders Offering. See 'Use of Proceeds.'
Nasdaq Symbol................................  'AMTR'

------------

(1) Excludes up to 555,000 shares which are subject to the Underwriters' over-allotment option.


(2) Includes 11,633,496 shares outstanding as of June 30, 1998 but excludes 2,855,432 shares that were issuable as of June 30, 1998 upon exercise of options then outstanding under the Company stock option plans.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


     The following summary consolidated financial data are derived from the consolidated financial statements of the Company for the periods presented. The consolidated financial statements for each of the five years ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors. The consolidated financial data for the six month periods ended June 30, 1997 and 1998 are unaudited but include all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations for these periods. The results for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year. The consolidated financial data should be read in conjunction with the consolidated financial statements of the Company and notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this Prospectus.



                                                                                                               SIX MONTHS
                                                                                                                  ENDED
                                                                 YEAR ENDED DECEMBER 31,                        JUNE 30,
                                                  ------------------------------------------------------   -------------------
                                                    1993         1994       1995       1996       1997       1997       1998
                                                  --------     --------   --------   --------   --------   --------   --------
                                                                                                               (UNAUDITED)
                                                          (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
     Operating revenues:
          Scheduled service.....................  $138,089     $240,675   $361,967   $386,488   $371,762   $169,257   $249,483
          Commercial charter service............   213,666      204,045    229,545    226,372    228,062    120,805    115,686
          Military charter service..............    78,366       91,845     77,546     84,197    131,115     72,560     69,128
          Ground package........................    17,189       20,248     20,421     22,302     22,317     11,025     11,537
          Other.................................    20,599       23,709     25,530     31,492     29,937     12,824     21,935
                                                  --------     --------   --------   --------   --------   --------   --------
               Total operating revenues.........   467,909      580,522    715,009    750,851    783,193    386,471    467,769
                                                  --------     --------   --------   --------   --------   --------   --------
     Depreciation and amortization..............    37,418       46,178     55,827     61,661     62,468     29,436     39,681
     Operating income (loss)(1).................     6,620        8,415     17,936    (36,056)    13,484      8,749     48,053
     Interest expense...........................     3,872        3,656      4,163      4,465      9,454      3,320      6,467
     Income (loss) before income taxes..........     3,866        5,879     14,653    (39,581)     6,027      5,837     43,920
     Net income (loss)..........................     3,035        3,486      8,524    (26,674)     1,572      2,473     26,194
     Net income (loss) per share-basic(2).......      0.28         0.30       0.74      (2.31)      0.14       0.21       2.26
     Net income (loss) per share-diluted(2).....      0.28         0.30       0.74      (2.31)      0.13       0.21       2.07
BALANCE SHEET DATA (AT END OF PERIOD):
     Cash.......................................  $ 45,024     $ 61,752   $ 92,741   $ 73,382   $104,196   $ 65,396   $112,270
     Non-cash working capital (deficiency)(3)...   (48,601)     (68,166)   (80,639)   (65,573)  (100,731)   (64,645)  (112,359)
     Property and equipment, net................   172,244      223,104    240,768    224,540    267,681    231,298    294,938
     Total assets...............................   269,830      346,288    413,137    369,601    450,857    376,732    492,493
     Short-term debt (including current
       maturities)..............................    18,242        8,447      3,606     30,271      8,975     35,226      4,315
     Long-term debt.............................    61,090      109,659    134,641    119,100    182,829    109,493    172,150
     Total debt.................................    79,332      118,106    138,247    149,371    191,804    144,719    176,465
     Shareholders' equity(4)....................    69,941       72,753     81,185     54,744     56,990     57,812     83,887
SELECTED OPERATING DATA FOR PASSENGER
  SERVICE(5):
     ASMs (millions)(6).........................   8,232.5     10,443.1   12,521.4   13,295.5   12,647.7    6,090.1    6,870.9
     Revenue passenger miles (millions)(7)......   5,593.5      7,158.8    8,907.7    9,172.4    8,986.0    4,415.4    4,893.8
     Passenger load factor(8)...................      67.9%        68.6%      71.1%      69.0%      71.0%      72.5%      71.2%
     Revenue per ASM(6).........................      5.68'c'      5.56'c'    5.71'c'    5.65'c'    6.19'c'    6.35'c'    6.81'c'
     Operating expense per ASM(6)(9)............      5.60'c'      5.48'c'    5.56'c'    5.92'c'    6.09'c'    6.21'c'    6.11'c'
     Block hours flown(10)......................    76,542      103,657    126,295    138,114    139,426     65,672     79,894
     Total aircraft.............................        31           41         46         45         45         45         45


                                                        (footnotes on next page)

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(footnotes from previous page)

 (1) In the third quarter of 1996, the Company recorded a $4.7 million loss on the disposal of leased assets associated with both Boeing 757-200 aircraft transactions. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

 (2) In 1997, the Company adopted Financial Accounting Standards Board Statement 128, 'Earnings Per Share,' which establishes new standards for the calculation and disclosure of earnings per share. All earnings per share amounts disclosed in this Summary have been restated to conform to the new standards under Statement 128.

 (3) Non-cash working capital consists of total current assets (excluding cash) less total current liabilities (excluding current maturities of long term debt).

 (4) No dividends were paid in any of the periods presented.

 (5) The operating data (exclusive of the number of aircraft), include the operations of Chicago Express, Inc. ('Chicago Express') out of Chicago-Midway, with which the Company has a code share arrangement under which Chicago Express operates 19-seat Jetstream 31 propeller aircraft on behalf of the Company (the 'Chicago Express Arrangement'). See
     'Business -- The Company's Airline Operations.'

 (6) 'Available seat miles' or 'ASMs' represent the number of seats available for sale to passengers multiplied by the number of miles those seats are flown.

 (7) 'Revenue passenger miles' or 'RPMs' represent the number of seats occupied by revenue passengers multiplied by the number of miles those seats are flown.

 (8) 'Passenger load factor' represents revenue passenger miles divided by available seat miles.

 (9) 'Operating expense per ASM' for any period represents the amount determined by dividing total operating expense for such period by the total ASMs for such period.

(10) 'Block hours flown' for any aircraft represents the elapsed time computed from the moment the aircraft first moves under its own power from the boarding ramp at one airport to the time it comes to rest at the boarding ramp of the next point of landing.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should consider carefully the following factors as well as the other information and data included in this Prospectus before purchasing Common Stock. The Company cautions the reader, however, that this list of factors may not be exhaustive and that these or other factors could have an adverse effect on the price of the Common Stock. This Prospectus includes 'forward-looking statements' within the meaning of various provisions of the Securities Act and the Exchange Act. Such 'forward-looking statements' can be identified by the use of forward-looking terminology such as 'believes,' 'expects,' 'may,' 'will,' 'should,' or 'anticipates' or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this Prospectus; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company; competitive actions by other airline carriers; changes in laws or regulations; and other factors, many of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company or its business or operations.

INDUSTRY CONDITIONS AND COMPETITION

     The Company's products and services face varying degrees of competition in diverse markets.

     COMPETITION FOR SCHEDULED SERVICES

     In scheduled service, the Company competes both against the major U.S. scheduled service airlines and, from time to time, against smaller regional or start-up airlines. Competition is generally on the basis of price, frequency, quality of service and convenience. All of the major U.S. scheduled airlines are larger and most have greater financial resources than the Company. Where the Company seeks to expand its service by adding routes or frequency, competing airlines may respond with intense price competition. In addition, when other airlines seek to establish a presence in a market, they may engage in significant price discounting. Because of its size relative to the major airlines, the Company is less able to absorb losses from these activities than many of its competitors.

     COMPETITION FOR COMMERCIAL CHARTER SERVICES

     In the commercial charter market, the Company competes both against the major U.S. scheduled airlines, as well as against small U.S. charter airlines including Sun Country and Miami Air. The Company also competes against several European and Mexican charter and scheduled airlines, many of which are larger and have substantially greater financial resources than the Company. The scheduled carriers compete for leisure travel customers with the Company's commercial charter operations in a variety of ways, including wholesaling discounted seats on scheduled flights to tour operators, promoting to travel agents prepackaged tours for sale to retail customers and selling discounted, excursion airfare-only products to the public. As a result, all charter airlines, including the Company, generally are required to compete for customers against the lowest revenue-generating seats of the scheduled airlines. During periods of dramatic fare cuts by the scheduled airlines, the Company is forced to respond competitively to these deeply discounted seats.

     The Company also competes directly against other charter airlines. In the United States, these charter airlines are smaller in size than the Company. In Europe, several charter airlines are at least as large or larger than the Company. Certain of these charter airlines are affiliates of major scheduled airlines or tour operators. As a result, in addition to greater access to financial resources, these charter airlines may have greater distribution capabilities, including, in certain cases, exclusive or preferential relationships with affiliated tour operators.

     COMPETITION FOR MILITARY/GOVERNMENT CHARTER SERVICES

     The Company competes for military and other government charters with a variety of larger and smaller U.S. airlines. The allocation of U.S. military air transportation contracts is based upon the number and type of aircraft a carrier, alone or through a teaming arrangement, makes available for use to the military. The formation of competing teaming arrangements that have larger partners than those in which the Company participates, an increase by other air carriers in their commitment of aircraft to the military, or the withdrawal of the Company's current partners, could adversely affect the Company's U.S. military charter business.

LOW MARGINS AND HIGH FIXED COSTS

     The airline industry as a whole and scheduled service in particular are characterized by low gross profit margins and high fixed costs. The costs of operating each flight do not vary significantly with the number of passengers carried and, therefore, a relatively small change in the number of passengers or in pricing or traffic mix could, in the aggregate, have a significant effect on operating and financial results. Accordingly, a shortfall from expected revenue levels could have a significant effect on earnings.

VOLATILITY OF EARNINGS


     For the years ended December 31, 1995, 1996 and 1997, the Company had net income of $8.5 million, a net loss of $26.7 million and net income of $1.6 million, respectively. The substantial net loss in 1996 reflected a number of factors, including: (i) a significant increase in competition from larger carriers in the scheduled service markets served by the Company, (ii) the negative impact on low fare carriers resulting from unfavorable media coverage of the effects of the ValuJet accident in Florida and, to a lesser extent, the Company's own decompression incident, (iii) a significant increase in fuel costs and (iv) a federal excise tax on jet fuel that became effective on October 1, 1995. In response, the Company implemented a significant restructuring of scheduled service operations in 1996 (the '1996 Restructuring'). Although the Company recorded net income for 1997 and the first six months of 1998, there can be no assurance that such profitability will continue. Moreover, because of the cyclicality of the airline industry, the Company expects that its results of operations will continue to be subject to volatility. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


EFFECTS OF SEASONALITY OF BUSINESS ON THE COMPANY

     The Company's business is significantly affected by seasonal factors typically resulting in significant fluctuation in quarterly operating results. Historically, the Company has experienced reduced demand during the fourth quarter and, to a lesser extent the second quarter, as demand for leisure airline services during such periods is lower relative to other times of the year. In contrast, in 1998, the Company's results for the first two quarters were significantly stronger than it has experienced in any comparable first two quarters of any prior year. The Company believes that its results of operations for any one quarter are not necessarily indicative of the Company's annual results of operations. Moreover, in the case of 1998, the Company does not believe that the level of profitability achieved in the first two quarters will be maintained during the last six months of the year.

SUBSTANTIAL LEVERAGE


     At June 30, 1998, on a consolidated basis, the Company had approximately $176.5 million of indebtedness outstanding, approximately $69.7 million of which was collateralized. Total shareholders' equity of the Company on a consolidated basis as of June 30, 1998 was approximately $83.9 million. In addition, the Company has substantial obligations under operating leases for aircraft. The debt and lease obligations together represent significant financial leverage, even in the highly leveraged airline industry. See 'Capitalization' and 'Business -- Aircraft Fleet.'

     The degree to which the Company is leveraged could have important consequences to holders of Common Stock, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be impaired;
(ii) the Company's degree of leverage and related debt service obligations, as well as its obligations under operating leases for aircraft, may make it more vulnerable than some of its competitors in a prolonged economic downturn; and
(iii) the Company's financial position may restrict its ability to exploit new business opportunities and limit its flexibility to respond to changing business conditions. The Company's competitive position may also be affected by the fact that it may be more highly leveraged than some of its competitors.

AIRCRAFT FUEL

     Because fuel costs are a significant portion of the Company's operating costs (approximately 20% for both 1996 and 1997), significant changes in fuel costs would materially affect the Company's operating results. Fuel prices continue to be impacted by, among other factors, political and economic influences that the Company cannot control. In the event of a fuel supply shortage resulting from a disruption of oil imports or other events, higher fuel prices or the curtailment of scheduled service could result. However, the Company has been able to reduce certain of the risks associated with a rise in fuel costs. For each of 1996 and 1997, approximately 50% and 53%, respectively, of the Company's total operating revenues were derived from contracts which enabled the Company to pass through increases in fuel costs, including contracts with the U.S. military. The Company is exposed to increases in fuel costs that occur within 14 days of flight time, to all increases associated with its scheduled service (other than bulk seat sales) and to increases affecting contracts that do not include fuel cost escalation provisions. The Company is also exposed to the risk that a substantial rise in fuel costs could cause a reduction in leisure travel and/or the cancellation or renegotiation of previously-booked commitments from tour operators.

EFFECTIVE CONTROL BY PRINCIPAL SELLING SHAREHOLDER


     Immediately after completion of the Offering, J. George Mikelsons, Chairman of the Board of the Company (who is also the Principal Selling Shareholder), will beneficially own 6,477,500 shares, or approximately 48.6% (44.5% if the Underwriters' over-allotment option is exercised in full), of the Company's outstanding Common Stock. Consequently, he will have the effective ability to elect all of the directors of the Company and to effect or prevent certain corporate transactions which require majority approval, including mergers, going-private transactions and other business combinations. In addition, the Principal Selling Shareholder has the right to require the Company to register his remaining shares of Common Stock for sale under the Securities Act. See 'Certain Related Party Transactions.'


LIQUIDITY, DEBT SERVICE AND CAPITAL EXPENDITURE REQUIREMENTS


     Although the Company, like most other airlines, generally operates with a working capital deficit, it has been able to meet its obligations as they have become due. At June 30, 1998, the Company's current assets were $177.5 million, and current liabilities were $181.9 million. In order to meet short-term cash needs, the Company maintains bank credit facilities. In July 1997, the Company amended its principal bank credit facility (as amended or modified from time to time, the 'Credit Facility') to provide a maximum of $50 million of available credit, subject to compliance with certain collateral requirements. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities.'



     The airline industry requires significant levels of continuing capital investment for aircraft engines and maintenance. The Company currently expects that capital expenditures for these items for 1998 will total approximately
$111 million. Such expenditures will be mainly for scheduled maintenance on the Company's aircraft. Additionally, the Company expects to incur capital expenditures in 1998 of approximately $69 million for acquisitions of additional L-1011-500s and one additional L-1011-100, hushkits for Boeing 727s and renovations of the Chicago-Midway terminal and hangar and the Indianapolis maintenance and operations center. See 'Business -- Aircraft Fleet.'

RESTRICTIONS UNDER FINANCING AGREEMENTS AND OPERATING LEASES

     The financing agreements relating to the Company's outstanding indebtedness impose significant operating and financial restrictions on the Company. For example, the Credit Facility is collateralized by liens on certain Company-owned Lockheed L-1011 aircraft and engines. In addition, the Credit Facility prohibits or restricts in many respects the Company's ability to incur additional indebtedness, create material liens on its assets, sell assets or engage in mergers or consolidations, redeem or repurchase the 10 1/2% Senior Notes due 2004 (the '10 1/2% Notes'), make certain investments, pay cash dividends or engage in other significant transactions. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities' and see ' -- 10 1/2% Senior Notes due 2004.'

     Under certain of such financing agreements and operating leases relating to aircraft, the Company is required to maintain compliance with certain specified covenants, restrictions, financial ratios and other financial and operating tests. The Company's ability to comply with any of the foregoing restrictions and with loan repayment provisions will depend upon its future performance, which will be subject to prevailing economic conditions and other factors, including factors beyond the control of the Company. A failure to comply with any of these obligations could result in an event of default under one or more of such financing agreements and operating leases, which could permit acceleration of the debt under such instrument and acceleration of debt under the Company's other principal financing agreements and termination of the Company's aircraft operating leases, some of which contain cross-default or cross-acceleration provisions. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Credit Facilities' and see ' -- 10 1/2% Senior Notes due 2004.'

EMPLOYEE RELATIONS

     The Company's flight attendants are represented by the Association of Flight Attendants ('AFA') and the cockpit crews are represented by the International Brotherhood of Teamsters ('IBT'). The current collective bargaining agreement with the AFA expires in December 1998 and the current collective bargaining agreement with the IBT expires in September 2000. The Company expects to begin negotiations with the AFA in the third or fourth quarter concerning a new collective bargaining agreement, but there can be no assurance that there will not be work stoppages or other disruptions. The existence of a significant dispute with any sizable number of its employees could have a material adverse effect on the Company's operations.

CUSTOMERS


     The Company's largest customer during each of 1995, 1996 and 1997 was the U.S. military, accounting for approximately 10.8%, 11.2% and 16.7% respectively, of the Company's total operating revenues. In 1996 and 1997, the Company's five largest non-military customers accounted for approximately 22% and 16%, respectively, of total operating revenues, and the Company's ten largest non-military customers accounted for approximately 30% and 21% of total operating revenues for the same periods. No single non-military customer accounted for more than 10% of total operating revenues during this period.


     The Company is subject to the risk that a customer which has contracted with the Company will cancel or default on its contract or contracts and the Company will be unable to obtain other business to cover the resulting loss in revenues. If the size of the contract or contracts is significant enough, any such default or cancelation could have a material adverse effect on the Company.

RELIANCE ON TRAVEL AGENTS AND TOUR OPERATORS FOR TICKET SALES

     Approximately 71% and 75% of the Company's revenues for the years ended December 31, 1996 and 1997, respectively, were derived from tickets sold by travel agents or tour operators. Travel agents and tour operators generally have a choice between one or more airlines when booking a customer's flight. Accordingly, any effort by travel agencies or tour operators to favor another airline or to disfavor the Company could adversely impact the Company. The Company's relations with travel agencies and tour operators could be affected by, among other things, override commissions offered by other airlines, by an increase in the Company's arrangements with other distributors of its tickets or by the introduction of alternative methods of selling tickets. Although management intends to continue to offer attractive and competitive products to travel agencies and tour operators and to maintain favorable relations with travel agencies and tour operators, there can be no assurance that travel agencies or tour operators will not disfavor the Company or favor other airlines in the future.

EFFECT OF GENERAL ECONOMIC CONDITIONS

     The profitability of the Company's operations is influenced by the condition of the U.S. and European economies, including fluctuations in currency exchange rates, that may impact the demand for leisure travel and the Company's competitive pricing position. The vast majority of the Company's commercial charter and scheduled airline business is leisure travel. Because leisure travel is discretionary, the Company has historically tended to experience somewhat weaker financial results during economic downturns and other events affecting international leisure travel, such as the Persian Gulf War. Nevertheless, the Company's performance during these periods has been significantly better than that of the U.S. airline industry as a whole.

REGULATORY MATTERS

     The Company is subject to regulation by the DOT and the Federal Aviation Administration (the 'FAA') under the provisions of the Federal Aviation Act of 1958, as amended (the 'Federal Aviation Act'), and by certain other governmental agencies. The DOT regulates principally economic issues affecting air service, including, among other matters, air carrier certification and fitness, insurance, certain leasing arrangements, allocation of route rights and authorization of proposed scheduled and commercial and military charter operations, allocation of landing, departure slots in certain instances, consumer protection and competitive practices. The FAA primarily regulates flight operations, especially matters affecting air safety, including, among other matters, airworthiness requirements for each type of aircraft the Company operates and pilot and crew certification. The Company believes it is in compliance with all requirements necessary to maintain in good standing its operating authority granted by the DOT and its air carrier operating certificate issued by the FAA. A modification, suspension or revocation of any of the Company's DOT or FAA authorizations or certificates could have a material adverse effect upon the Company.

     In the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspection requirements. The Company expects to continue to incur expenditures for the purpose of complying with the FAA's noise and aging aircraft regulations.

     The Company holds several Certificates of Public Convenience and Necessity as well as other forms of authority issued by the DOT and an operating certificate issued by the FAA. Each such authority is subject to continued compliance with applicable stated rules and regulations pertaining to the airline industry, including any new rules or regulations that may be adopted in the future.

     The Company is subject to the jurisdiction of the Federal Communications Commission regarding the use of radio facilities. In addition, the Company is subject to regulation on its international flights by the Commerce Department, the Customs Service, the Immigration and Naturalization Service, and the Animal and Plant Health Inspection Service of the Department of Agriculture. Also, while its aircraft are in foreign countries on international flights, the Company must comply with the requirements of similar authorities in such countries. The Company is also subject to compliance with standards for aircraft exhaust emissions promulgated by the Environmental Protection Agency (the 'EPA') pursuant to the Clean Air Act of 1970, as amended. The Company is also subject to regulations adopted by the various local authorities which operate the airports it serves throughout its route network, including but not limited to aircraft noise regulations and curfews. While the Company intends to maintain all appropriate government licenses and to comply with all appropriate standards, there can be no assurance that such licenses can be maintained or that such standards will not be changed in the future. See
'Business -- Regulation.'

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
     Under the Airport Noise and Capacity Act of 1990 and related FAA regulations, the Company's aircraft must comply with certain Stage 3 noise restrictions by certain specified deadlines. These regulations require that the Company achieve a 75% Stage 3 fleet by December 31, 1998, and will prohibit the Company from operating any Stage 2 aircraft after December 31, 1999. As of December 31, 1997, 67% of the Company's fleet met Stage 3 requirements. Although the Company expects to meet future Stage 3 fleet requirements through Boeing 727-200 hushkit modifications, combined with additional future deliveries of Stage 3 aircraft, failure to meet the December 31, 1998 deadline could require the Company to ground one or more Stage 2 aircraft in order to meet the 75% threshold requirement. See 'Business -- Environmental Matters.'

     At its aircraft line maintenance facilities, the Company uses materials which are regulated as hazardous under federal, state and local law. The Company is required to maintain programs to protect the safety of its employees who use these materials and to manage and dispose of any waste generated by the use of these materials in compliance with all such laws. More generally, the Company is also subject at these facilities to federal, state and local regulations relating to protection of the environment and to discharge of materials into the environment. The Company does not expect that the costs associated with ongoing compliance with any such regulations at these facilities will have a material adverse effect upon the Company's capital expenditures, earnings or competitive position. See 'Business -- Environmental Matters.'

     Additional laws and regulations have been proposed from time to time which could significantly increase the cost of airline operations by, for instance, imposing additional requirements or restrictions on operations. Laws and regulations also have been considered from time to time that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the award of international routes to U.S. carriers (and their retention) is regulated by treaties and related agreements between the United States and foreign governments which are amended from time to time. The Company cannot predict what laws and regulations will be adopted or what changes to international air transportation treaties will be effected, if any, or how they will affect the Company.

BONDING REQUIREMENTS

     Under current DOT regulations with respect to commercial charter transportation originating in the United States, all commercial charter airline tickets must generally be paid for in cash and all funds received from the sale of commercial charter seats (and in some cases the costs of land arrangements) must be placed into escrow by the tour operator or protected by a surety bond satisfying certain prescribed standards. Currently, the Company provides a third-party bond which is unlimited in amount in order to satisfy its obligations under these regulations. Under the terms of its bonding arrangements, the issuer of the bond has the right to terminate the bond at any time on 30 days' notice. The Company provides a $2.5 million letter of credit to secure its potential obligations to the issuer of the bond. If the bond were to be materially limited or canceled, the Company, like all other U.S. charter airlines, would be required to escrow funds to comply with the DOT requirements summarized above. Compliance with such requirements would reduce the Company's liquidity and require it to fund higher levels of working capital ranging up to $13.5 million based on 1997's peak pre-paid bookings.

INSURANCE COVERAGE

     The Company is subject to potential losses which may be incurred in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also potential claims of injured passengers and others. The Company is required by the DOT to carry liability insurance on each of its aircraft. The Company currently maintains public liability insurance in the amount of $1.25 billion. Although the Company currently believes its insurance coverage is adequate, there can be no assurance that the amount of such coverage will not be changed or that the Company will not be forced to bear substantial losses from accidents. Substantial claims resulting from an accident could have a material adverse effect on the business, financial condition and results of operations of the Company, and could seriously inhibit passenger acceptance of the Company's services. The Company's insurance policies also impose

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
certain geographic restrictions on where the Company may provide airline service. See 'Business -- Insurance.'

DIVIDEND POLICY


     The Company has not paid any dividend since becoming a public company in 1993 and does not currently anticipate paying cash dividends on its Common Stock. The Company expects to retain any earnings generated from its operations for use in the Company's business. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company (the 'Board') and will depend upon the Company's operating results, financial condition and capital requirements, general business conditions and such other factors as the Board deems relevant. The Company's ability to pay dividends is also limited by certain other factors, including the ability of its subsidiaries to pay dividends and make other payments to the Company and the terms of the Company's various credit facilities and debt instruments. Accordingly, there can be no assurance that the Company will pay dividends at any time in the future. Under the most restrictive of the covenants pertaining to the Company's ability to pay dividends, the maximum amount available for the payment of dividends was $5.2 million as of June 30, 1998.


POSSIBLE LIMITATION ON NOL CARRYFORWARDS

     The Company has approximately $78.6 million of net operating loss carryforwards and $3.0 million of investment and other tax credit carryforwards (as of December 31, 1997) which may, depending on the circumstances, be available to reduce U.S. federal income taxes payable by the Company in the future. However, if the Company undergoes an 'ownership change' within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the 'Code'), the Company's utilization of its net operating loss carryforwards and investment tax credit carryforwards could be subject to limitation.

     In general, an ownership change under Section 382 will occur if, over a three-year period, certain stockholders who own directly or indirectly 5% or more of the capital stock of the corporation (including the so-called 'public group') increase their percentage ownership by more than 50 percentage points in the aggregate. The effect on the Company of the imposition of a limitation on the use of its tax attributes in the event of an ownership change in the future would depend on a number of factors, including the profitability of the Company and the timing of the sale of certain assets, some of which factors are beyond the control of the Company. The impact on the Company of such a limitation could be materially adverse under certain circumstances. In addition, for financial reporting purposes, such an ownership change could, in certain circumstances, require the Company to reduce the amount of its deferred tax benefits, with a resulting charge to earnings.

CERTAIN ANTI-TAKEOVER PROVISIONS


     Insofar as Mr. Mikelsons will retain effective control of the Company after the Offering through his ownership of approximately 48.6% of the outstanding Common Stock (44.5% if the Underwriters' over-allotment is exercised in full), the Company will not be, under most circumstances, vulnerable to a takeover without the approval of Mr. Mikelsons.


     Following the Offering, Mr. Mikelsons will own less than 50% of the combined voting power of the outstanding stock of the Company, and, as result, certain provisions of the Restated Articles of Incorporation (the 'Articles') and By-laws of the Company will become effective that may discourage an unsolicited takeover of the Company that the Board determines would not be in the best interests of the Company and its shareholders. These provisions therefore, could potentially discourage certain attempts to acquire the Company or to remove incumbent management even if some or a majority of the Company's shareholders deemed such an attempt to be in their best interests.

     The Articles provide, among other things, that following the Offering, the Board will be divided into three classes serving staggered three-year terms and that directors will only be removable from office for 'cause' (as such term is used in the Articles) and only by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of voting stock, voting together as a single class. The Articles further provide that, following the Offering, in the case of certain mergers, sales of assets, issuances of securities, liquidations or dissolutions, or reclassifications or recapitalizations involving 'interested shareholders' (as such term is used in the Articles), such transactions must be approved by (i) 80% of the voting power of the then outstanding voting stock of the Company and
(ii) a majority of the then outstanding voting stock of the Company held by 'disinterested stockholders' (as such term is used in the Articles), in each case voting together as a single class, unless, in the case of certain such transactions, the transaction is approved by the 'disinterested directors' (as such term is used in the Articles) or unless certain minimum price, form of consideration and procedural requirements are satisfied as provided by the Articles.

     Following the Offering, the Articles stipulate that the affirmative vote of
(i) 80% of the combined voting power of the then outstanding shares of voting stock and (ii) a majority of the combined voting power of the then outstanding shares of voting stock held by the disinterested stockholders is required to amend certain provisions of the Articles, including the provisions referred to above relating to the classification of the Board, removal of directors and approval of certain mergers, business combinations and other similar transactions.

     The requirement of a supermajority vote to approve certain corporate transactions and certain amendments to the Articles could enable a minority of the Company's shareholders to exercise veto powers over such transactions and amendments. So long as Mr. Mikelsons owns more than 20% of the combined power of the outstanding voting stock, he will be able to exercise such veto powers.

     Pursuant to the By-laws, following the Offering, and subject to the terms of any series of preferred stock or any other securities of the Company, openings on the Board due to vacancies or newly created directorships may, if the remaining directors fail to fill any such vacancy, be filled by the shareholders at the next annual or special meeting called for that purpose. The By-laws provide that a special meeting may only be called by the majority of the Board. Following the Offering, the By-laws also establish strict notice procedures, with regard to the nomination of candidates for election as directors (other than by or at the direction of the Board or a committee thereof), and with regard to other matters to be brought before an annual meeting of stockholders of the Company. See 'Description of Capital Stock -- Certain Provisions of the Restated Articles of Incorporation and By-laws.'

YEAR 2000 TECHNOLOGY RISKS

     Until recently, many computer programs were written to store only two digits of year-related date information in order to make the storage and manipulation of such data more efficient. Programs which use two digit date fields, however, may not be able to distinguish between such years as 1900 and 2000. In some circumstances this date limitation could result in system failures or miscalculations, potentially causing disruptions of business processes or system operations. The Company is currently preparing its software systems and hardware components for operational compliance with year 2000 standards. The Company believes, based upon its assessment of year 2000 readiness, that it will be prepared to mitigate all significant risks of business and operational disruption arising from non-compliant computer components. The Company's preparedness is dependent upon the availability to the Company of a wide range of technical skills from both internal and external sources, and is also dependent upon the availability of purchased software and hardware components. The Company cannot be assured that such resources and components can be acquired in the quantities needed, or by the times needed, to successfully ensure readiness, in which case it is possible that the Company could suffer serious disruptions to business processes and operations as a consequence of system failures attributable to the year 2000 problem. Such disruptions could impair the Company's ability to operate its flight schedule, and could impose significant economic penalties on the Company by increasing the cost of operations through the temporary loss of efficiencies provided by computer software and hardware.

     In addition, the Company cannot be assured that domestic and foreign air transportation infrastructure, such as airports and air traffic control systems, will be fully compliant with year 2000 requirements by the end of 1999. A significant lack of readiness of the air transportation infrastructure to meet year 2000 standards could result in a material adverse effect on the Company's results of operations and financial condition by imposing serious limitations on the Company's ability to operate its flight schedule.

                                 CAPITALIZATION


     The following table sets forth at June 30, 1998 (i) the unaudited actual consolidated capitalization of the Company and (ii) such capitalization as adjusted for the Offering (assuming the Underwriters' over-allotment option is not exercised). See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources' and 'Use of Proceeds.'


     This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus.


                                                                                    AT JUNE 30, 1998
                                                                                 -----------------------
                                                                                  ACTUAL     AS ADJUSTED
                                                                                 --------    -----------
                                                                                       (UNAUDITED)
                                                                                 (DOLLARS IN THOUSANDS)
Cash(1).......................................................................   $112,270     $
                                                                                 --------    -----------
                                                                                 --------    -----------
Short-term debt (consisting of current maturities of long-term debt)..........   $  4,315     $   4,315
                                                                                 --------    -----------
Long-term debt
     Secured note due July 1999...............................................     25,806        25,806
     Secured bank debt, due 2001(1)...........................................     25,000        25,000
     Tax-exempt mortgage bonds, due 2020......................................      6,000         6,000
     Tax-exempt mortgage bonds, due 2000......................................     10,000        10,000
     10 1/2% Senior Notes due 2004............................................    100,000       100,000
     Unsecured debt...........................................................      5,332         5,332
     Other notes..............................................................         12            12
                                                                                 --------    -----------
          Total long-term debt................................................    172,150       172,150
                                                                                 --------    -----------
               Total debt.....................................................    176,465       176,465
                                                                                 --------    -----------
                    Total shareholders' equity................................   $ 83,887     $
                                                                                 --------    -----------
                    Total capitalization......................................   $260,352     $
                                                                                 --------    -----------
                                                                                 --------    -----------


------------


(1) At June 30, 1998, the Company had borrowed $25.0 million under the Credit Facility, the proceeds of which were held in cash and $7.0 million was available to Company to be borrowed under the Credit Facility after deduction of $18.0 million for outstanding letters of credit secured by the Credit Facility. On July 1, 1998, $25.0 million was repaid under the Credit Facility representing all outstanding borrowings thereunder.


                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the Company Offering
are estimated to be approximately $           (approximately $       million if
the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated Offering expenses. The Company will not receive any of the proceeds from the Selling Shareholders Offering.

     The Company plans to use the net proceeds from the Company Offering (i) to support aircraft fleet expansion over the next 18 months, consisting primarily of the purchase of Lockheed L-1011-500 aircraft and engines, Boeing 727 aircraft currently leased, and hushkits for those Boeing 727 aircraft, (ii) for possible future acquisitions of related businesses, or interests therein, that could enhance the Company's competitive position, (iii) depending on the availability of advantageous alternative aircraft financing, to use a portion of such net proceeds to redeem a portion of the principal amount of the 10 1/2% Notes and
(iv) for other general corporate purposes. Pending any such use, the Company will invest such net proceeds in short-term marketable securities.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the Nasdaq National Market System under the symbol 'AMTR.' The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock as reported by Nasdaq.


                                                                                              HIGH            LOW
                                                                                          ------------    ------------

YEAR ENDED DECEMBER 31, 1996
     First quarter.....................................................................   $     13 1/4    $     11 5/8
     Second quarter....................................................................         12 3/8           8 1/4
     Third quarter.....................................................................          9 1/4           6 3/4
     Fourth quarter....................................................................          8 3/4           6 5/8
YEAR ENDED DECEMBER 31, 1997
     First quarter.....................................................................         10 3/4               7
     Second quarter....................................................................          9 5/8           7 7/8
     Third quarter.....................................................................          8 1/2           6 3/4
     Fourth quarter....................................................................          8 1/2               7
YEAR ENDED DECEMBER 31, 1998
     First quarter.....................................................................         16 1/4           7 1/2
     Second quarter....................................................................             27          15 1/8
     Third quarter (through July 27, 1998).............................................             30          23 1/8



     On July 27, 1998 the last reported sales price of the Common Stock as reported by Nasdaq was $24 1/8 per share. The approximate number of shareholders of record on June 30, 1998 was 324.


                                DIVIDEND POLICY


     The Company has not paid any dividends since becoming a public company in 1993 and does not currently anticipate paying cash dividends on its Common Stock. The Company expects to retain any earnings generated from its operations for use in the Company's business. Any future determination as to the payment of dividends will be at the discretion of the Board and will depend upon the Company's operating results, financial condition and capital requirements, general business conditions and such other factors as the Board deems relevant. Because the Company is a holding company, its ability to pay dividends will also be dependent on the ability of its subsidiaries to pay dividends and make other payments to the Company. In addition, the Company's various credit facilities and debt instruments contain covenants that limit the ability of the Company to pay dividends. Under the most restrictive of such covenants, the maximum amount available for the payment of dividends was $5.2 million as of June 30, 1998. See 'Risk Factors -- Dividend Policy' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Credit Facilities and see ' -- 10 1/2% Senior Notes due 2004.'

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data are derived from the consolidated financial statements of the Company for the respective periods presented. The consolidated financial statements for each of the five years ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors. The consolidated financial data for the six month periods ended June 30, 1997 and 1998 are unaudited but include all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations for these periods. The results for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year. The consolidated financial data should be read in conjunction with the consolidated financial statements of the Company and notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this Prospectus.



                                                                                                              SIX MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                         JUNE 30
                                                  ---------------------------------------------------------  -------------------
                                                    1993        1994        1995        1996        1997       1997       1998
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
                                                                                                                 (UNAUDITED)
                                                           (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Operating revenues:
     Scheduled service..........................  $138,089   $  240,675  $  361,967  $  386,488  $  371,762  $169,257   $249,483
     Commercial charter service.................   213,666      204,045     229,545     226,372     228,062   120,805    115,686
     Military charter service...................    78,366       91,845      77,546      84,197     131,115    72,560     69,128
     Ground package.............................    17,189       20,248      20,421      22,302      22,317    11,025     11,537
     Other......................................    20,599       23,709      25,530      31,492      29,937    12,824     21,935
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
          Total operating revenues..............   467,909      580,522     715,009     750,851     783,193   386,471    467,769
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
  Operating expenses:
     Salaries, wages and benefits...............    96,104      113,789     141,072     163,990     172,499    84,407    102,353
     Fuel and oil...............................    85,418      106,057     129,636     161,226     153,701    77,070     72,085
     Handling, landing and navigation fees......    48,918       60,872      74,400      70,122      69,383    34,462     35,277
     Passenger service..........................    20,918       29,804      34,831      32,745      32,812    15,774     16,712
     Aircraft rentals...........................    44,428       48,155      55,738      65,427      54,441    28,284     25,849
     Aircraft maintenance, materials and
       repairs..................................    32,838       46,092      55,423      55,175      51,465    24,925     27,195
     Depreciation and amortization..............    37,418       46,178      55,827      61,661      62,468    29,436     39,681
     Other......................................    95,247      121,160     150,146     176,561     172,940    83,364    100,564
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
          Total operating expenses..............   461,289      572,107     697,073     786,907     769,709   377,722    419,716
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
  Operating income (loss)(1)....................     6,620        8,415      17,936     (36,056)     13,484     8,749     48,053
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
  Other income (expense):
     Interest income............................       292          191         410         617       1,584       225      2,218
     Interest expense...........................    (3,872)      (3,656)     (4,163)     (4,465)     (9,454)   (3,320)    (6,467)
     Other......................................       826          929         470         323         413       183        116
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
  Other income (expense), net...................    (2,754)      (2,536)     (3,283)     (3,525)     (7,457)   (2,912)    (4,133)
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
  Income (loss) before income taxes.............     3,866        5,879      14,653     (39,581)      6,027     5,837     43,920
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
  Income taxes (credits)........................       831        2,393       6,129     (12,907)      4,455     3,364     17,726
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
  Net income (loss).............................  $  3,035   $    3,486  $    8,524  $  (26,674) $    1,572  $  2,473   $ 26,194
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
  Net income (loss) per share-basic(2)..........  $   0.28   $     0.30  $     0.74  $    (2.31) $     0.14  $   0.21   $   2.26
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
  Net income (loss) per share-diluted(2)........  $   0.28   $     0.30  $     0.74  $    (2.31) $     0.13  $   0.21   $   2.07
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
                                                  --------   ----------  ----------  ----------  ----------  --------   --------


                                                  (table continued on next page)

(table continued from previous page)


                                                                                                              SIX MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                         JUNE 30
                                                  ---------------------------------------------------------  -------------------
                                                    1993        1994        1995        1996        1997       1997       1998
                                                  --------   ----------  ----------  ----------  ----------  --------   --------
                                                                                                                 (UNAUDITED)
                                                           (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
BALANCE SHEET DATA (AT END OF PERIOD):
     Cash.......................................  $ 45,024   $   61,752  $   92,741  $   73,382  $  104,196  $ 65,396   $112,270
     Non-cash working capital (deficiency)(3)...   (48,601)     (68,166)    (80,639)    (65,573)   (100,731)  (64,645)  (112,359)
     Property and equipment, net................   172,244      223,104     240,768     224,540     267,681   231,298    294,938
     Total assets...............................   269,830      346,288     413,137     369,601     450,857   376,732    492,493
     Short-term debt (including current
       maturities)..............................    18,242        8,447       3,606      30,271       8,975    35,226      4,315
     Long-term debt.............................    61,090      109,659     134,641     119,100     182,829   109,493    172,150
     Total debt.................................    79,332      118,106     138,247     149,371     191,804   144,719    176,465
     Shareholders' equity(4)....................    69,941       72,753      81,185      54,744      56,990    57,812     83,887
OTHER FINANCIAL DATA:
     EBITDAR(5).................................  $ 89,584   $  103,868  $  130,381  $   91,972  $  132,390  $ 66,877   $115,917
     EBITDA(5)..................................    45,156       55,713      74,643      26,545      77,949    38,593     90,068
     Net cash provided by operating
       activities...............................    33,896       75,297      87,078      32,171      99,936    38,049     91,280
     Net cash used in investing activities......   (37,440)     (80,400)    (44,032)    (63,161)    (76,055)  (40,698)   (67,695)
     Net cash provided by (used in) financing
       activities...............................    12,849       21,831     (12,057)     11,631       6,933    (5,337)   (15,511)
SELECTED OPERATING DATA FOR PASSENGER
  SERVICE(6):
     ASMs (millions)(7).........................   8,232.5     10,443.1    12,521.4    13,295.5    12,647.7   6,090.1    6,870.9
     Revenue passenger miles (millions)(8)......   5,593.5      7,158.8     8,907.7     9,172.4     8,986.0   4,415.4    4,893.8
     Passenger load factor(9)...................      67.9%        68.6%       71.1%       69.0%       71.0%     72.5%      71.2%
     Revenue per ASM(7).........................      5.68'c'      5.56'c'     5.71'c'     5.65'c'     6.19'c'   6.35'c'    6.81'c'
     Operating expense per ASM(7)(10)...........      5.60'c'      5.48'c'     5.56'c'     5.92'c'     6.09'c'   6.21'c'    6.11'c'
     Block hours flown(11)......................    76,542      103,657     126,295     138,114     139,426    65,672     79,894
     Total aircraft.............................        31           41          46          45          45        45         45


------------

 (1) In the third quarter of 1996, the Company recorded a $4.7 million loss on the disposal of leased assets associated with both Boeing 757-200 aircraft transactions.

 (2) In 1997, the Company adopted Financial Accounting Standards Board Statement 128, 'Earnings Per Share,' which establishes new standards for the calculation and disclosure of earnings per share. All earnings per share amounts disclosed in this summary have been restated to conform to the new standards under Statement 128.

 (3) Non-cash working capital consists of total current assets (excluding cash) less total current liabilities (excluding current maturities of long-term debt).

 (4) No dividends were paid in any of the periods presented.

 (5) EBITDAR represents net income plus interest expense (net of capitalized interest), income tax expense, depreciation, amortization and aircraft rentals. EBITDA represents net income plus interest expense (net of capitalized interest), income tax expense, depreciation and amortization. EBITDAR and EBITDA are presented because each is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDAR and EBITDA should not be considered in isolation, as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

 (6) The operating data (exclusive of the number of aircraft), include the operations of Chicago Express, Inc. ('Chicago Express') out of Chicago-Midway, with which the Company has a code share arrangement under which Chicago Express operates 19-seat Jetstream 31 propeller aircraft on behalf of the Company (the 'Chicago Express Arrangement'). See
     'Business -- The Company's Airline Operations.'

 (7) 'Available seat miles' or 'ASMs' represent the number of seats available for sale to passengers multiplied by the number of miles those seats are flown.

 (8) 'Revenue passenger miles' or 'RPMs' represent the number of seats occupied by revenue passengers multiplied by the number of miles those seats are flown.

 (9) 'Passenger load factor' represents revenue passenger miles divided by available seat miles.

(10) 'Operating expense per ASM' for any period represents the amount determined by dividing total operating expense for such period by the total ASMs for such period.

(11) 'Block hours flown' for any aircraft represents the elapsed time computed from the moment the aircraft first moves under its own power from the boarding ramp at one airport to the time it comes to rest at the boarding ramp of the next point of landing.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     The Company is the eleventh largest passenger airline in the United States (based on 1997 revenues) and is a leading provider of airline services in selected market segments. The Company is also the largest commercial charter airline in the United States and the largest charter provider of passenger airline services to the U.S. military, in each case based on revenues. For the year ended December 31, 1997, the revenues of the Company consisted of 47.5% scheduled service, 29.1% commercial charter service and 16.7% military charter service, with the balance derived from related travel services.


RESULTS OF OPERATIONS


     In the first six months of 1998 the Company generated record operating earnings and net income as compared to any comparable period in the Company's 25-year history. Although all business units performed well during this period, scheduled service generated the strongest overall growth in pricing and traffic of the Company's major business units. The Company believes that several key factors were significant in producing these record profits in the first six months of 1998.



     The Company generated a consolidated 7.2% improvement in revenue per available seat mile ('RASM') during the six months ended June 30, 1998, as compared to the same period of 1997. Scheduled service RASM increased by 10.1% in the six months ended June 30, 1998, as compared to the same period of the prior year due to strong customer demand, and the Company increased its total capacity in this business unit by 34.0% between the six months ended June 30, 1998 and 1997. Commercial charter RASM increased by 4.9% between the six month periods ended June 30, 1998 and 1997. Military RASM increased by 5.3% in the six months ended June 30, 1998, as compared to the same period of 1997, due primarily to rate increases obtained for the current contract year ending September 30, 1998.



     The Company at the same time reduced its operating cost per available seat mile ('CASM') by 1.6% between the six month periods ended June 30, 1998 and 1997. Fuel price reductions were a significant contributor to lower operating costs between periods. After adjusting for fuel, CASM for all other operating expenses increased by 2.4% in the six months ended June 30, 1998, as compared to the six months ended June 30, 1997, despite strong upward cost pressures in such expense categories as salaries and benefits and depreciation and amortization. The Company remains focused on controlling operating costs in 1998 so as to retain most of the benefit of strengthened revenues and lower fuel costs on results of operations.



     In the six months ended June 30, 1998, the Company also significantly increased average aircraft utilization as compared to the same periods of 1997, as measured by average daily block hours flown per aircraft in service including spares. The Boeing 727-200 fleet flew an average of 22.9% more block hours per day in the six months ended June 30, 1998, as compared to the same period of the prior year. The Boeing 757-200 fleet flew an average of 13.8% more block hours per day in the six months ended June 30, 1998, as compared to the same period of the prior year. The Lockheed L-1011 fleet flew an average of 10.3% more block hours per day in the six months ended June 30, 1998, as compared to the same period of the prior year.



     The Company earned $48.1 million in operating income in the six months ended June 30, 1998, as compared to an operating income of $8.7 million in the six months ended June 30, 1997.



     The Company earned $26.2 million in net income in the six months ended June 30, 1998, as compared to net income of $2.5 million earned in the six months ended June 30, 1997.



     The Company's operating revenues for the six months ended June 30, 1998 increased 21.0% to $467.8 million, as compared to $386.5 million in the same period of 1997. Operating revenues per ASM increased 7.2% to 6.81 cents in the six months ended June 30, 1998, as compared to 6.35 cents in the same period of the prior year. ASMs increased 12.8% to 6.871 billion from 6.090 billion, RPMs increased 10.8% to 4.894 billion from 4.415 billion, and passenger load factor decreased 1.3 points to 71.2% as compared to 72.5%. Yield in the six months ended June 30, 1998 increased 9.3% to 9.56 cents per RPM, as compared to 8.75 cents per RPM in 1997. Total passengers boarded increased 15.4% to 3,175,401 in the six months ended June 30, 1998, as compared to 2,750,826 in the same period of 1997, while total departures increased 38.5% to 30,754 from 22,210 between the same comparable periods, and block hours increased 21.7% to 79,894 in the six months ended June 30, 1998, as compared to 65,672 in the six months ended June 30, 1997.



     Operating expenses increased 11.1% to $419.7 million in the six months ended June 30, 1998, as compared to $377.7 million in the same period of 1997. Operating expense per ASM decreased 1.6% to 6.11 cents in the six months ended June 30, 1998, as compared to 6.21 cents in the same period of 1997.



     The combined effects of record operating revenues, lower operating expenses, and greater utilization of aircraft generated a record operating income in the first six months of 1998 that was substantially greater than the operating income of the first six months of 1997.


RESULTS OF OPERATIONS IN CENTS PER ASM

     The following table sets forth, for the periods indicated, operating revenues and expenses expressed as cents per ASM. The Company's operations under the Chicago Express Arrangement are included in the Company's results of operations.


                                                                                                       SIX MONTHS
                                                                                                          ENDED
                                                                      YEAR ENDING DECEMBER 31,          JUNE 30,
                                                                     --------------------------      ---------------
                                                                     1995      1996       1997       1997       1998
                                                                     ----      -----      -----      -----      ----

Operating revenues..............................................     5.71[c]    5.65[c]    6.19[c]    6.35[c]   6.81[c]
Operating expenses:
     Salaries, wages and benefits...............................     1.13       1.23       1.36       1.39      1.49
     Fuel and oil...............................................     1.03       1.21       1.22       1.27      1.05
     Handling, landing and navigation fees......................     0.59       0.53       0.55       0.57      0.51
     Depreciation and amortization..............................     0.45       0.47       0.49       0.48      0.58
     Aircraft rentals...........................................     0.44       0.49       0.43       0.46      0.38
     Aircraft maintenance, materials and repairs................     0.44       0.42       0.41       0.41      0.40
     Crew and other employee travel.............................     0.25       0.27       0.29       0.28      0.29
     Passenger service..........................................     0.28       0.25       0.26       0.26      0.24
     Commissions................................................     0.20       0.20       0.21       0.21      0.21
     Ground package cost........................................     0.13       0.14       0.15       0.16      0.14
     Other selling expenses.....................................     0.12       0.13       0.12       0.11      0.16
     Advertising................................................     0.07       0.08       0.10       0.11      0.13
     Facility and other rents...................................     0.06       0.07       0.07       0.07      0.07
     Disposal of assets.........................................      --        0.03       --         --         --
     Other operating expenses...................................     0.37       0.40       0.43       0.43      0.46
                                                                     ----      -----      -----      -----      ----
     Total operating expenses...................................     5.56       5.92       6.09       6.21      6.11
                                                                     ----      -----      -----      -----      ----
     Operating income (loss)....................................     0.15[c]   (0.27)[c]   0.10[c]    0.14[c]   0.70[c]
                                                                     ----      -----      -----      -----      ----
                                                                     ----      -----      -----      -----      ----
     ASMs (in millions).........................................     12,521    13,296     12,648     6,090      6,871

SIX MONTHS ENDED JUNE 30, 1998, VERSUS SIX MONTHS ENDED JUNE 30, 1997


  CONSOLIDATED FLIGHT OPERATIONS AND FINANCIAL DATA

     The following table sets forth, for the periods indicated, certain key operating and financial data for the consolidated flight operations of the Company. Data shown for 'Jet' operations include the consolidated operations of Lockheed L-1011, Boeing 727-200 and Boeing 757-200 aircraft in all of the Company's business units. Data shown for 'J31' operations include operations under the Chicago Express Arrangement.


                                                                             SIX MONTHS ENDED JUNE 30,
                                                                 --------------------------------------------------
                                                                   1997         1998       INC (DEC)    % INC (DEC)
                                                                 ---------    ---------    ---------    -----------
Departures Jet................................................      19,273       22,874       3,601         18.68
Departures J31(a).............................................       2,937        7,880       4,943        168.30
                                                                 ---------    ---------    ---------    -----------
     Total Departures(b)......................................      22,210       30,754       8,544         38.47
                                                                 ---------    ---------    ---------    -----------
Block Hours Jet...............................................      62,543       72,369       9,826         15.71
Block Hours J31...............................................       3,129        7,525       4,396        140.49
                                                                 ---------    ---------    ---------    -----------
     Total Block Hours(c).....................................      65,672       79,894      14,222         21.66
                                                                 ---------    ---------    ---------    -----------
RPMs Jet (000s)...............................................   4,409,371    4,879,598     470,227         10.66
RPMs J31 (000s)...............................................       6,046       14,234       8,188        135.43
                                                                 ---------    ---------    ---------    -----------
     Total RPMs (000s)(d).....................................   4,415,417    4,893,832     478,415         10.84
                                                                 ---------    ---------    ---------    -----------
ASMs Jet (000s)...............................................   6,080,286    6,845,718     765,432         12.59
ASMs J31 (000s)...............................................       9,856       25,218      15,362        155.86
                                                                 ---------    ---------    ---------    -----------
     Total ASMs (000s)(e).....................................   6,090,142    6,870,936     780,794         12.82
                                                                 ---------    ---------    ---------    -----------
Load Factor Jet...............................................       72.52        71.28       (1.24)        (1.71)
Load Factor J31...............................................       61.34        56.44       (4.90)        (7.99)
                                                                 ---------    ---------    ---------    -----------
     Total Load Factor(f).....................................       72.50        71.23       (1.27)        (1.75)
                                                                 ---------    ---------    ---------    -----------
Passengers Enplaned Jet.......................................   2,719,253    3,094,616     375,363         13.80
Passengers Enplaned J31.......................................      31,573       80,785      49,212        155.87
                                                                 ---------    ---------    ---------    -----------
     Total Passengers Enplaned(g).............................   2,750,826    3,175,401     424,575         15.43
                                                                 ---------    ---------    ---------    -----------
Revenue $(000s)...............................................     386,471      467,769      81,298         21.04
RASM in cents(h)..............................................        6.35         6.81        0.46          7.24
CASM in cents(i)..............................................        6.21         6.11       (0.10)        (1.61)
Yield in cents(j).............................................        8.75         9.56        0.81          9.26


------------




(a) Effective April 1, 1997, the Company began the Chicago Express Arrangement between Chicago-Midway and the cities of Indianapolis, Milwaukee, Des Moines, Dayton and Grand Rapids. Services were expanded to include Lansing, Michigan and Madison, Wisconsin in October 1997. Services are provided using Jetstream 31 ('J31') propeller aircraft.

(b) A departure is a single takeoff and landing operated by a single aircraft between an origin city and a destination city.

(c) Block hours for any aircraft represent the elapsed time computed from the moment the aircraft first moves under its own power from the origin city boarding ramp to the moment it comes to rest at the destination city boarding ramp.

(d) Revenue passenger miles (RPMs) represent the number of seats occupied by revenue passengers multiplied by the number of miles those seats are flown. RPMs are an industry measure of the total seat capacity actually sold by the Company.

(e) Available seat miles (ASMs) represent the number of seats available for sale to revenue passengers multiplied by the number of miles those seats are flown. ASMs are an industry measure of the total seat capacity offered for sale by the Company, whether sold or not.

(f) Passenger load factor is the percentage derived by dividing RPMs by ASMs. Passenger load factor is relevant to the evaluation of scheduled service because incremental passengers normally provide incremental revenue and profitability when seats are sold individually. In the case of commercial charter and U.S. military charter, load factor is less relevant because an entire aircraft is sold by the Company instead of individual seats. Since both costs and revenues are largely fixed for these types of flights, changes in load factor have less impact on business unit profitability. Consolidated load factors and scheduled service load factors for the Company are shown in the appropriate tables for industry comparability, but load factors for individual charter businesses are omitted from applicable tables.

(g) Passengers enplaned are the number of revenue passengers who occupied seats on the Company's flights. This measure is also referred to as 'passengers boarded.'

(h) Revenue per ASM 'RASM' (expressed in cents) is total operating revenue divided by total ASMs. RASM measures the Company's unit revenue using total available seat capacity. In the case of scheduled service, RASM is a measure of the combined impact of load factor and yield (see (j) below for the definition of yield).

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(i) Cost per ASM 'CASM' (expressed in cents) is total operating expense divided by total ASMs. CASM measures the Company's unit cost using total available seat capacity.

(j) Revenue per RPM (expressed in cents) is total operating revenue divided by total RPMs. This measure is also referred to as 'yield.' Yield is relevant to the evaluation of scheduled service because yield is a measure of the price paid by customers purchasing individual seats. Yield is less relevant to the tour operator and U.S. military business units because the entire aircraft is sold at one time for one price. Consolidated yields and scheduled service yields are shown in the appropriate tables for industry comparability, but yields for individual charter businesses are omitted from applicable tables.

OPERATING REVENUES


     Total operating revenues for the six months ended June 30, 1998 increased 21.0% to $467.8 million from $386.5 million in the six months ended June 30, 1997. This increase was due to an $80.2 million increase in scheduled service revenues, a $9.1 million increase in other revenues, and a $0.5 million increase in ground package revenues, partially offset by a $5.1 million decrease in commercial charter revenues, and a $3.4 million decrease in military/government charter revenues.


     Scheduled Service Revenues. The following table sets forth, for the periods indicated, certain key operating and financial data for the scheduled service operations of the Company. Data shown for 'Jet' operations include the combined operations of Lockheed L-1011, Boeing 727-200 and Boeing 757-200 aircraft in scheduled service. Data shown for 'J31' operations include operations under the Chicago Express Arrangement.





                                                                             SIX MONTHS ENDED JUNE 30,
                                                                 --------------------------------------------------
                                                                   1997         1998       INC (DEC)    % INC (DEC)
                                                                 ---------    ---------    ---------    -----------
Departures Jet................................................      10,454       14,831       4,377         41.87
Departures J31(a).............................................       2,937        7,880       4,943        168.30
                                                                 ---------    ---------    ---------    -----------
     Total Departures(b)......................................      13,391       22,711       9,320         69.60
                                                                 ---------    ---------    ---------    -----------
Block Hours Jet...............................................      31,872       44,085      12,213         38.32
Block Hours J31...............................................       3,129        7,525       4,396        140.49
                                                                 ---------    ---------    ---------    -----------
     Total Block Hours(c).....................................      35,001       51,610      16,609         47.45
                                                                 ---------    ---------    ---------    -----------
RPMs Jet (000s)...............................................   2,064,611    2,777,708     713,097         34.54
RPMs J31 (000s)...............................................       6,046       14,234       8,188        135.43
                                                                 ---------    ---------    ---------    -----------
     Total RPMs (000s)(d).....................................   2,070,657    2,791,942     721,285         34.83
                                                                 ---------    ---------    ---------    -----------
ASMs Jet (000s)...............................................   2,713,752    3,623,122     909,370         33.51
ASMs J31 (000s)...............................................       9,856       25,218      15,362        155.86
                                                                 ---------    ---------    ---------    -----------
     Total ASMs (000s)(e).....................................   2,723,608    3,648,340     924,732         33.95
                                                                 ---------    ---------    ---------    -----------
Load Factor Jet...............................................       76.08        76.67        0.59          0.78
Load Factor J31...............................................       61.34        56.44       (4.90)        (7.99)
                                                                 ---------    ---------    ---------    -----------
     Total Load Factor(f).....................................       76.03        76.53        0.50          0.66
                                                                 ---------    ---------    ---------    -----------
Passengers Enplaned Jet.......................................   1,438,287    1,992,846     554,559         38.56
Passengers Enplaned J31.......................................      31,573       80,785      49,212        155.87
                                                                 ---------    ---------    ---------    -----------
     Total Passengers Enplaned(g).............................   1,469,860    2,073,631     603,771         41.08
                                                                 ---------    ---------    ---------    -----------
Revenues $(000s)..............................................     169,257      249,483      80,226         47.40
RASM in cents(h)..............................................        6.21         6.84        0.63         10.14
Yield in cents(j).............................................        8.17         8.94        0.77          9.42
Revenues per segment $(k).....................................      115.15       120.31        5.16          4.48


------------


See footnotes (a) through (j) on pages 24 and 25.


(k) Revenue per segment flown is determined by dividing total scheduled service revenues by the number of passengers boarded. Revenue per segment is a broad measure of the average price obtained for all flight segments flown by passengers in the Company's scheduled service route network.


     Scheduled service revenues in the six months ended June 30, 1998 increased 47.4% to $249.5 million from $169.3 million in the six months ended June 30, 1997. Scheduled service revenues comprised 53.3% of consolidated revenues in the six months ended June 30, 1998, as compared to 43.8% of consolidated revenues in the same period of 1997. Scheduled service RPMs increased 34.8% to 2.792 billion from 2.071 billion, while ASMs increased 33.9% to 3.648 billion from 2.724 billion, resulting in an increase of 0.5 points in passenger load factor to 76.5% in the six months ended June 30,

1998, from 76.0% in the same period of 1997. Scheduled service yield in the six months ended June 30, 1998 increased 9.4% to 8.94 cents from 8.17 cents in the six months ended June 30, 1997, while RASM increased 10.1% to 6.84 cents from
6.21 cents between the same periods.



     Scheduled service departures in the six months ended June 30, 1998 increased 69.6% to 22,711 from 13,391 in the six months ended June 30, 1997; block hours increased 47.5% to 51,610 in the six months ended June 30, 1998, from 35,001 in the six months ended June 30, 1997; and passengers boarded increased 41.1% between periods to 2,073,631, as compared to 1,469,860. Period-to-period percentage changes in departures, block hours and passengers boarded were significantly impacted by the operation of ATA Connection Jetstream 31 commuter flights in the six months ended June 30, 1998, which operated only during the three months ended June 30, 1997. Such operations generate comparatively less impact to ASMs and RPMs due to the small seat capacity and short stage length of ATA Connection propeller aircraft as compared to the Company's jet operations. The Company currently has a code share agreement with Chicago Express under which Chicago Express operates 19-seat Jetstream 31 propeller aircraft between Chicago-Midway and the cities of Indianapolis, Milwaukee, Des Moines, Dayton, Grand Rapids, Lansing and Madison.



     During the six months ended June 30, 1998 scheduled service at Chicago-Midway accounted for approximately 46.3% of scheduled service ASMs and 65.9% of scheduled service departures, as compared to 43.2% and 57.5%, respectively, in the six months ended June 30, 1997. On May 1, 1998 the Company began three daily nonstop flights to Dallas-Ft. Worth and two daily nonstop flights to Denver, and added three daily nonstop flights to San Juan, Puerto Rico on May 26, none of which services were provided during the second quarter of 1997. In addition to these new services, the Company added frequencies in the second quarter of 1998 to most existing jet markets, including Ft. Lauderdale, Orlando, St. Petersburg, Las Vegas, Phoenix, Los Angeles, and San Francisco. Flight frequencies to Ft. Myers and Sarasota did not change significantly between periods. ATA Connection Jetstream 31 flights in the second quarters of 1998 and 1997 served Chicago-Midway from the cities of Indianapolis, Milwaukee, Des Moines, Dayton, and Grand Rapids; frequencies were increased in all of these markets in the 1998 second quarter as compared to the same period of 1997 except for Indianapolis, where frequencies did not change significantly between periods. In addition, the Company operated ATA Connection Jetstream 31 service between Chicago-Midway and the cities of Lansing and Madison in the second quarter of 1998, while such service was not operated in the same period of 1997.



     The Company anticipates that its Chicago-Midway operation will represent a focus of growing significance for its scheduled service business in 1998 and beyond. In addition to the new markets and expanded service to many existing markets described above, the Company began three daily nonstop flights to New York's La Guardia airport on July 7, 1998, using five slots newly awarded to the Company by the DOT. The DOT award that, among other things, awarded these five new slots to the Company is, however, currently being challenged by the City of New York. While the Company believes this action by the City of New York to be without merit, there can be no assurance given that it will not result in the loss to the Company of the five slots at New York-LaGuardia. See
'Business -- The Company's Airline Operations -- Scheduled Service Sales.' The Company will also add new frequencies to several of its existing jet markets from Chicago-Midway for the 1998 summer season, including Orlando, St. Petersburg, San Francisco, Phoenix, Ft. Lauderdale and Los Angeles. The Company expects to operate 57 peak daily jet and commuter departures from Chicago-Midway and serve 21 destinations on a nonstop basis in the summer of 1998, as compared to 15 nonstop destinations served in the summer of 1997. This capacity expansion is expected to require the addition of five hundred new employees in the Chicago area by the end of 1998. By the third quarter of 1998 the Company will also complete an estimated $1.5 million renovation of the existing terminal facilities at Chicago-Midway to enhance their attractiveness and convenience for the Company's customers. The Company has also announced that it will occupy 13 gates at the new Chicago-Midway terminal which is presently scheduled for completion in 2002, an increase of more than 100% over the six gates currently occupied in the existing terminal.

     The Company's growing commitment to Chicago-Midway is consistent with its strategy for enhancing revenues and profitability in scheduled service by focusing primarily on low-cost, nonstop flights from airports where it has market or aircraft advantages in addition to its low cost. The Company believes that its high performance Boeing 757-200 and Boeing 727-200ADV aircraft presently give it a competitive advantage at Chicago-Midway because, unlike many aircraft flown by its competitors, these aircraft can fly larger passenger capacities substantially longer distances while operating from the airport's short runways. The Company also expects its growing concentration of connecting flights at Chicago-Midway to provide both revenue premiums and operating cost efficiencies, as compared to the Company's other gateway cities.



     During the six months ended June 30, 1998 Hawaii services accounted for approximately 20.4% of scheduled service ASMs and 5.1% of scheduled service departures, as compared to 25.1% and 7.8%, respectively, in the six months ended June 30, 1997. The Company provided nonstop services in the second quarters of 1998 and 1997 from the mainland cities of Los Angeles, San Francisco and Phoenix to both Honolulu and Maui, with connecting service between Honolulu and Maui. In addition, in the second quarter of 1998 seasonal nonstop service (discontinued after May) was operated from Seattle to Maui, which was not operated in the second quarter of 1997, and seasonal nonstop service was begun in May 1998 from San Diego to Honolulu, which was also not operated in 1997. The Company provides these services through a marketing alliance with Pleasant Hawaiian Holidays, the largest independent tour operator serving leisure travelers to Hawaii from the United States. The Company uses primarily wide-body Lockheed L-1011 aircraft, supplemented with some narrow-body flights using Boeing 757-200 aircraft. Pleasant Hawaiian Holidays generally purchases approximately 80% of the available seats on these flights and markets them to their leisure customers, often in conjunction with ground arrangements. The Company distributes the remaining seats on these flights through normal scheduled service distribution channels. The Company believes it has superior operating efficiencies in west coast-Hawaii markets due to the relatively low ownership cost of the Lockheed L-1011 fleet, and because of the high daily hours of utilization obtained for both aircraft and crews.



     During the six months ended June 30, 1998 scheduled service at Indianapolis accounted for approximately 18.4% of scheduled service ASMs and 14.4% of scheduled service departures, as compared to 21.1% and 21.1%, respectively, in the six months ended June 30, 1997. In the second quarter of 1998 the Company operated seasonal nonstop service to Montego Bay and Nassau (discontinued after April), and operated nonstop to Cancun, Ft. Lauderdale, Las Vegas, Los Angeles, Orlando, St. Petersburg, Ft. Myers, San Francisco and Sarasota. The Company has served Indianapolis for 25 years through the Ambassadair Travel Club, and in scheduled service since 1986. The Company believes that as the Indianapolis 'hometown airline,' it has developed significant brand recognition and customer loyalty in this market which provides a competitive advantage. The ATA Connection commuter service between Indianapolis and Chicago-Midway offers Indianapolis-originating customers a large selection of additional jet connections west to Denver, Phoenix and Hawaii, east to New York, and south to Dallas-Ft. Worth and San Juan which are more economically served from Indianapolis through this connection than by direct flights.



     During the six months ended June 30, 1998 scheduled service at San Juan accounted for approximately 5.8% of scheduled service ASMs and 4.3% of scheduled service departures, as compared to 2.8% and 2.8%, respectively, in the six months ended June 30, 1997. The Company provided nonstop service from San Juan to Orlando and St. Petersburg in the second quarters of 1998 and 1997, although frequencies in both markets were significantly increased in the second quarter of 1998 as compared to the second quarter of 1997, and nonstop service between San Juan and St. Petersburg was operated only in June of 1997. The Company also began serving San Juan on a nonstop basis from Chicago-Midway on May 26, 1998, while such nonstop service was not operated in the second quarter of 1997.



     During the six months ended June 30, 1998 scheduled service at New York's John F. Kennedy International Airport accounted for approximately 4.3% of scheduled service ASMs and 5.1% of scheduled service departures, as compared to 1.1% and 1.6%, respectively, in the six months ended June 30, 1997. The Company began nonstop service to New York's John F. Kennedy International Airport from Chicago-Midway, Indianapolis and St. Petersburg in June 1997; services to Indianapolis were discontinued in the fall of 1997 and services to St. Petersburg were discontinued in the spring of 1998. In April 1998, the Company was awarded landing slots at New

York's La Guardia Airport, with which it began the operation of three daily nonstops to Chicago-Midway on July 7.



     During the six months ended June 30, 1998 scheduled service at Milwaukee accounted for approximately 4.4% of scheduled service ASMs and 3.7% of scheduled service departures, as compared to 5.9% and 6.2%, respectively, in the six months ended June 30, 1997. The Company provided nonstop service to Orlando in both quarters. Seasonal nonstop service was provided to Ft. Myers in both quarters through April, and seasonal nonstop service was provided through April 1998 to St. Petersburg, which had been provided through June of the prior year. The Company also operated nonstop service to Los Angeles in June 1997, which was not operated in the second quarter of 1998. The Company believes that in the markets it chooses to serve it is the only low-cost choice in Milwaukee.



     The Company continues to evaluate the profitability of its scheduled service business unit and may further expand scheduled service in targeted markets. The Company believes that first and second quarter 1998 scheduled service yields and load factors have benefited from strong customer demand for air transportation in the United States during a period of constrained industry growth in seat capacity relative to this demand. The ability of the Company to increase its year-over-year scheduled service seat capacity by 34.0% in the six months ended June 30, 1998, and to operate with a slightly higher load factor, further underscores the fundamental strength of current demand in its domestic scheduled service.



     Commercial Charter Revenues. The Company's commercial charter revenues are derived principally from independent tour operators and specialty charter customers. The Company's commercial charter product provides full-service air transportation to hundreds of customer-designated destinations throughout the world. Commercial charter revenue growth in the first six months of 1998 was constrained by the reassignment of several narrow-body aircraft to scheduled service expansion and by subservice contracts with other airlines, which the Company believes are more profitable for these aircraft than the commercial charter applications they replaced. The Company, however, continues to believe that tour operator and specialty charter are businesses where the Company's experience and size provide meaningful competitive advantage, and are businesses to which the Company remains fully committed. Commercial charter revenues accounted for 24.7% of consolidated revenues in the six months ended June 30, 1998, as compared to 31.3% in the same period of 1997.



     The Company is addressing its seat capacity constraints in the commercial and military charter business units through the planned acquisition of long-range Lockheed L-1011 series 500 aircraft. The Company announced on April 27 that it had signed a letter of intent to purchase up to five such aircraft from Royal Jordanian Airlines, for delivery in late 1998 and throughout 1999. Although these aircraft, in respect of maintenance and cockpit design, are comparable to the Company's existing fleet of Lockheed L-1011 series 50 and series 100 aircraft, they differ operationally in that their ten-to-eleven-hour range permits them to operate nonstop to parts of Asia, South America and Central and Eastern Europe using an all-coach seating configuration preferred by the U.S. military and most of the Company's commercial charter customers. If the terms of the letter of intent are satisfied, the Company expects to place these aircraft into service in commercial and military charter operations between December 1998 and the fourth quarter of 1999, which would provide a substantial increase in available seat capacity for the military and commercial charter business units, in addition to opening new long-range market opportunities to the Company which it cannot serve with its existing fleet.


     The following table sets forth, for the periods indicated, certain key operating and financial data for the commercial charter flying operations of the Company.

                                                                              SIX MONTHS ENDED JUNE 30,
                                                                   -----------------------------------------------
                                                                     1997         1998       INC(DEC)    %INC(DEC)
                                                                   ---------    ---------    --------    ---------

Departures(b)...................................................       6,002        5,052        (950)     (15.83)
Block Hours(c)..................................................      19,843       17,050      (2,793)     (14.08)
RPMs (000s)(d)..................................................   1,740,466    1,506,569    (233,897)     (13.44)
ASMs (000s)(e)..................................................   2,119,317    1,934,247    (185,070)      (8.73)
Passengers Enplaned(g)..........................................   1,118,596      915,455    (203,141)     (18.16)
Revenues $(000s)................................................     120,805      115,686      (5,119)      (4.24)
RASM in cents(h)................................................        5.70         5.98        0.28        4.91


------------


See footnotes (b) through (h) on page 24.



     Commercial charter revenues decreased 4.2% to $115.7 million in the six months ended June 30, 1998, as compared to $120.8 million in the six months ended June 30, 1997. Commercial charter RPMs decreased 13.4% to 1.507 billion in the six months ended June 30, 1998 from 1.740 billion in the same period of 1997, while ASMs decreased 8.7% to 1.934 billion from 2.119 billion. Commercial charter RASM increased 4.9% to 5.98 cents from 5.70 cents between the same periods. Commercial charter passengers boarded decreased 18.2% to 915,455 in the six months ended June 30, 1998, as compared to 1,118,596 in the same period of 1997; departures decreased 15.8% to 5,052, as compared to 6,002; and block hours decreased 14.1% to 17,050, as compared to 19,843 between the same periods.



     The Company operates in two principal components of the commercial charter business, known as 'track charter' and 'specialty charter.' The larger track charter business component is generally comprised of low frequency but repetitive domestic and international flights between city pairs, which support high passenger load factors and are marketed through tour operators, providing value-priced and convenient nonstop service to vacation destinations for the leisure traveler. Since track charter resembles scheduled service in terms of its repetitive flying patterns between fixed city pairs, it allows the Company to achieve reasonable levels of crew and aircraft utilization (although less than for scheduled service), and provides the Company with meaningful protection from some fuel price increases through the use of fuel escalation reimbursement clauses in tour operator contracts.



     Specialty charter is a product which is designed to meet the unique requirements of the customer and is a business characterized by lower frequency of operation and by greater variation in city pairs served than the track charter business. Specialty charter includes such diverse contracts as flying university alumni to football games, transporting political candidates on campaign trips and moving NASA space shuttle ground crews to alternate landing sites. The Company also operates an increasing number of trips in all-first-class configuration for certain corporate and high-end leisure clients. Although lower utilization of crews and aircraft and infrequent service to specialty destinations often result in higher average operating costs, the Company has determined that the revenue premium earned by meeting special customer requirements usually more than compensates for these increased costs. In addition, specialty charter programs sometimes permit the Company to increase overall aircraft utilization by providing filler traffic during periods of low demand from other programs such as track charter. The Company believes that it is competitively advantaged to attract this type of business due to the size and geographic dispersion of its fleet, which reduces costly ferry time for aircraft and crews and thus permits more competitive pricing. The diversity of the Company's three fleet types also permits the Company to meet a customer's particular needs by choosing the aircraft type which provides the most economical solution for those requirements.



     The Company believes that although price is the principal competitive criterion for its commercial charter programs, product quality, reputation for reliability and delivery of services which are customized to specific needs have become increasingly important to the buyer of this product. Accordingly, as the Company continues to emphasize the growth and profitability of this business unit, it will seek to maintain its low-cost pricing advantage, while differentiating itself from competitors through the delivery of customized services and the maintenance of consistent and dependable operations. In this manner, the Company believes that it will produce significant value for its tour operator partners by delivering an attractively priced product which meets or exceeds their customers' expectations.



     Military/Government Charter Revenues. The following table sets forth, for the periods indicated, certain key operating and financial data for the military flight operations of the Company.






                                                                              SIX MONTHS ENDED JUNE 30,
                                                                   -----------------------------------------------
                                                                     1997         1998       INC(DEC)    %INC(DEC)
                                                                   ---------    ---------    --------    ---------
Departures(b)...................................................       2,727        2,459        (268)      (9.83)
Block Hours(c)..................................................      10,596        9,357      (1,239)     (11.69)
RPMs(000s)(d)...................................................     596,544      487,301    (109,243)     (18.31)
ASMs(000s)(e)...................................................   1,230,652    1,113,841    (116,811)      (9.49)
Passengers Enplaned(g)..........................................     156,843      118,156     (38,687)     (24.67)
Revenue $(000s).................................................      72,560       69,128      (3,432)      (4.73)
RASM in cents(h)................................................        5.90         6.21        0.31        5.25


------------


See footnotes (b) through (h) on page 24.



     Military/government charter revenues decreased 4.8% to $69.1 million in the six months ended June 30, 1998, as compared to $72.6 million in the six months ended June 30, 1997. In the six months ended June 30, 1998, the Company's U.S. military revenues represented 14.8% of consolidated revenues, as compared to 18.8% in the six months ended June 30, 1997. U.S. military RPMs decreased 18.3% to 487.3 million in the six months ended June 30, 1998, from 596.5 million in the same period of 1997, while ASMs decreased 9.5% to 1.114 billion from 1.231 billion. Military RASM increased 5.3% to 6.21 cents from 5.90 cents between the same time periods. U.S. military passengers boarded decreased 24.7% to 118,156 in the six months ended June 30, 1998, as compared to 156,843 in the same period of 1997; departures decreased 9.8% to 2,459, as compared to 2,727; and block hours decreased 11.7% to 9,357, as compared to 10,596 between the same periods.



     The Company participates in two related military/government charter programs known as 'fixed award' and 'short-term expansion.' Pursuant to the U.S. military's fixed award system, each participating airline is awarded certain 'mobilization value points' based upon the number and type of aircraft made available by that airline for military flying. In order to increase the number of points awarded, in 1992 the Company entered into a contractor teaming arrangement with four other cargo airlines serving the U.S. military. Under this arrangement, the team has a greater likelihood of receiving fixed award business and, to the extent that the award includes passenger transport, the opportunity for the Company to operate this flying is enhanced since the Company represents all of the passenger transport capacity of the team. As part of its participation in this teaming arrangement, the Company pays a commission to the team, which passes that revenue on to all team members based upon their mobilization points. All airlines participating in the fixed award business contract annually with the U.S. military from October 1 to the following September 30. For each contract year, reimbursement rates are determined for aircraft types and mission categories based upon operating cost data submitted by the participating airlines. These contracts generally are not subject to renegotiation once they become effective.



     Short-term expansion business is awarded by the U.S. military first on a pro rata basis to those carriers who have been provided fixed-award business and then to any other carrier with aircraft availability. Expansion flying is generally offered to airlines on very short notice.



     The Company principally committed four Boeing 757-200 aircraft to the military/government charter business in the first six months of 1998 and 1997, although approximately 9.5% fewer ASMs were provided to this business unit in the six months ended June 30, 1998, as compared to the same period of 1997, due to the reassignment of some aircraft hours to scheduled service and substitute service. As a result of more accurately documenting the actual costs associated with military flying, the Company was able to obtain approval for some rate increases for the U.S. military contract year ending September 30, 1998, which resulted in higher RASM in the six months ended June 30, 1998, as compared to the same period of the prior year.

     Because military flying is generally less seasonal than leisure travel programs, the Company believes that the military/government charter business will tend to have a stabilizing impact on seasonal earnings fluctuations. The Company is also contractually protected from changes in fuel prices. The Company further believes that its fleet of aircraft has a competitive advantage in serving the transportation needs of the U.S. military. Although foreign bases have reduced troop size, the Company believes that the U.S. military still desires to maintain its service frequency to those bases and therefore often has a preference for smaller-capacity, long-range aircraft such as the Company's Boeing 757-200. Furthermore, in 1993, the Company became the first North American carrier to receive Federal Aviation Administration ('FAA') certification to operate Boeing 757-200 aircraft with 180-minute Extended Twin Engine Operation ('ETOPS'), permitting these aircraft to operate missions over water to airports up to three hours from the nearest alternate airport. The Company believes that this certification, which applies to all of the Company's Boeing 757-200 fleet, provides a competitive advantage in receiving awards of certain military flying.



     The overall amount of military flying that the Company performs in any one year is dependent upon several factors, including (i) the percentage of mobilization value points represented by the Company's team as compared to total mobilization value points of all providers of military service; (ii) the percentage of passenger capacity of the Company with respect to its own team;
(iii) the amount of fixed award and expansion flying required by the U.S. military in each contract year; and (iv) the availability of the Company's aircraft to accept and fly expansion awards. In 1997, there was an unusual amount of both fixed award and expansion business available to the Company as compared to prior years. The Company currently expects that it will operate approximately as much military flying in 1998 as it did in 1997.



     Ground Package Revenues. The Company earns ground package revenues through the sale of hotel, car rental and cruise accommodations in conjunction with the Company's air transportation product. The Company markets these ground packages exclusively to its Ambassadair club members and through its ATA Vacations subsidiary to the general public. In the six months ended June 30, 1998, ground package revenues increased 4.6% to $11.5 million, as compared to $11.0 million in the same period of 1997.



     The Company's Ambassadair Travel Club offers hundreds of tour-guide-accompanied vacation packages to its approximately 35,000 individual and family members annually. In the six months ended June 30, 1998, total packages sold decreased 8.4% as compared to the same period of 1997, while the average revenue earned for each ground package sold increased 21.2% between the same comparative period.



     ATA Vacations offers numerous ground package combinations to the general public for use on the Company's scheduled service flights throughout the United States. These packages are marketed through travel agents, as well as directly by the Company. In the six months ended June 30, 1998, total packages sold decreased 3.7% as compared to the same period of 1997, while the average revenue earned for each ground package sold decreased 7.9% between the same comparative periods.



     The average revenue earned by the Company for a ground package sale is a function of the mix of vacation destinations served, the quality and types of ground accommodations offered and general competitive conditions with other air carriers offering similar products in the Company's markets, all of which factors can change from period to period.



     Other Revenues. Other revenues are comprised of the consolidated revenues of affiliated companies, together with miscellaneous categories of revenue associated with the scheduled and charter operations of the Company. Other revenues increased by 71.1% to $21.9 million in the six months ended June 30, 1998, as compared to $12.8 million in the same period of 1997. This increase in other revenues was primarily due to an increase of $6.1 million between the six months ended June 30, 1998 and the comparable period of 1997, by providing substitute service to other airlines. A substitute service agreement typically provides for the Company to operate aircraft with its crews on routes designated by the customer airline to carry the passengers of that airline for a limited period of time. The Company has seen increased demand for this type of service in 1998 due to delays in new aircraft deliveries being experienced by various airlines.

OPERATING EXPENSES


     Salaries, Wages and Benefits. Salaries, wages and benefits include the cost of salaries and wages paid to the Company's employees, together with the Company's cost of employee benefits and payroll-related state and federal taxes. Salaries, wages and benefits expense increased 21.3% to $102.4 million in the six months ended June 30, 1998, as compared to $84.4 million in the same period of 1997.



     The Company increased its average equivalent employees by 16.8% between the six month periods ended June 30, 1998 and 1997 in order to appropriately staff the growth in available seats offered between periods. Categories of employees where this growth was most significant included cockpit and cabin crews, reservations agents, airport passenger and ramp service agents, and aircraft maintenance personnel, all of which are influenced directly by flight activity. Some employment growth in the first six months of 1998 was also needed to correct for certain employee shortages in the first six months of 1997, particularly in the areas of cockpit crews, reservations agents and airframe and power plant mechanics. Between the six months ended June 30, 1998 and 1997, jet departures increased by 18.7%, jet block hours increased by 15.7%, and jet passengers boarded increased by 13.8%.



     The average rate of pay earned by the Company's employees (including all categories of salaries, wages and benefits, except for variable compensation) increased by 1.0% between the six month periods ended June 30, 1998 and 1997. More senior employee groups generally received wage rate increases between years which exceeded this percentage of wage rate growth. However, since new employees are generally hired at lower average starting rates of pay than those rates in effect for more senior employee groups, the increase of new employees between periods largely offset the wage rate increases among more senior employees.



     In the six months ended June 30, 1998, the Company recorded $5.1 million in variable compensation as a result of the significant improvement in earnings as compared to the same period of 1997, when no such compensation was incurred. In the second quarter of 1997, however, a one-time charge of $2.0 million was recorded for variable compensation expense associated with the resignation of the Company's former President and Chief Executive Officer.



     Salaries, wages and benefits cost per ASM increased 7.2% in the six months ended June 30, 1998 to 1.49 cents, as compared to 1.39 cents in the same period of 1997. The majority of this unit cost increase was attributable to the faster rate of growth in average equivalent employees between years, as compared to the 12.8% growth in ASMs between the six month periods ended June 30, 1998 and 1997.



     Fuel and Oil. Fuel and oil expense decreased 6.5% to $72.1 million in the six months ended June 30, 1998 from $77.1 million in the six months ended June 30, 1997. This decrease occurred despite the Company consuming 12.1% more gallons of jet fuel for flying operations in 1998 than during the same period of 1997, which resulted in an increase in fuel expense of approximately $9.7 million between comparable periods. Jet fuel consumption increased due to the increased number of block hours of jet flying operations between periods. The Company flew 72,369 jet block hours in the six months ended June 30, 1998, as compared to 62,543 jet block hours in the same period of 1997, an increase of 15.7% between periods.



     The slower rate of growth in gallons consumed as compared to block hours flown was due to a change in the mix of block hours flown by fleet type between periods. Most of the Company's growth in block hours between years occurred in the narrow-body Boeing 727-200 and Boeing 757-200 fleets, which burn fuel at less than half the rate per block hour as the larger wide-body Lockheed L-1011 aircraft. The percentage of narrow-body jet block hours flown in the six months ended June 30, 1998 was 77.3%, as compared to 74.3% in the same period of 1997.



     During the six months ended June 30, 1998, the Company's average cost per gallon of jet fuel consumed decreased by 19.5% as compared to the same period of 1997, resulting in a decrease in fuel and oil expense of approximately $17.4 million between comparable periods. This reduction in fuel price was experienced generally in the airline industry in the first six months of 1998 as a result of significant reductions in average crude oil and distillate product prices as compared to the same period of 1997.



     During the first quarter of 1998, the Company entered into two fuel price hedge contracts under which the Company sought to reduce the risk of fuel price increases during February and March. The Company hedged approximately 27.3% of first quarter 1998 gallon consumption under a swap agreement which established a specific swap price for February and March, and hedged an additional 27.3% of first quarter 1998 gallon consumption under a fuel cap agreement which guaranteed a maximum price per gallon for February and March. The Company recorded $1.1 million in fuel and oil expense under the swap agreement in the first quarter of 1998, since the actual price of jet fuel was lower than the agreed swap price, and recorded fuel and oil expense of $0.3 million in the first quarter of 1998 for the premiums paid under the fuel cap agreement.



     During the second quarter of 1998, the Company entered into a fuel price hedge agreement, providing a fuel price minimum and maximum guarantee for approximately 39.8% of second quarter 1998 gallon consumption. The Company recorded $0.7 million in fuel and oil expense under the agreement in the second quarter of 1998, since the actual price of fuel was below the collar minimum for some gallons.



     Had such fuel hedge agreements not been in place in the six months ended June 30, 1998, fuel and oil expense would have been approximately $2.1 million lower. At present, all fuel price hedge agreements described above have expired, and the Company has not entered into any new fuel price hedge agreements, although it may elect to do so from time to time.



     Also during the six months ended June 30, 1998, the Company incurred approximately $0.5 million more fuel and oil expense than was incurred in the same periods of 1997 to operate the ATA Connection Jetstream 31 aircraft pursuant to its agreement with Chicago Express, which agreement was not in effect in the first quarter of 1997.



     Fuel and oil expense decreased 17.3% to 1.05 cents per ASM in the six months ended June 30, 1998, as compared to 1.27 cents per ASM in same period of 1997. This unit cost reduction was substantially due to the period-to-period decrease in the average price of fuel consumed.



     Depreciation and Amortization. Depreciation reflects the periodic expensing of the recorded cost of owned airframes and engines, leasehold improvements and rotable parts for all fleet types, together with other property and equipment owned by the Company. Amortization is primarily the periodic expensing of capitalized airframe and engine overhauls for all fleet types on a units-of-production basis using aircraft flight hours and cycles (landings) as the units of measure. Depreciation and amortization expense increased 35.0% to $39.7 million in the six months ended June 30, 1998, as compared to $29.4 million in the same period of 1997.



     Depreciation expense attributable to owned airframes, leasehold improvements and engines increased $1.0 million in the six months ended June 30, 1998, as compared to the same periods of 1997. The Company purchased one Boeing 757-200 and one Boeing 727-200 aircraft in late 1997 which had been previously financed through operating leases, thereby increasing depreciation expense on airframes and engines between those periods. (The Company recorded a reduction in aircraft rental expense between quarters for the termination of operating leases for these aircraft, which is further described below under 'Aircraft Rentals.') The Company also incurred increased debt issuance costs between years relating to debt facility and senior unsecured notes issued in July 1997; recorded additional inventory obsolescence expense for certain aircraft parts held for sale which were sold during the first quarter of 1998; and increased its investment in rotable parts and computer hardware and software, among other items of property and equipment. These changes resulted in an increase in depreciation expense of $0.9 million in the six months ended June 30, 1998, as compared to the six months ended June 30, 1997.



     Amortization of capitalized engine and airframe overhauls increased $6.2 million in the six months ended June 30, 1998, as compared to the same period of 1997, after including the offsetting amortization associated with manufacturers' credits. Changes to the cost of overhaul amortization were partly due to the increase in total block hours and cycles flown between comparable periods for the Boeing 727-200 and Lockheed L-1011 fleets, since such expense varies with that activity, and partly due to the completion of more engine and airframe overhauls between periods for these fleet types. Rolls-Royce-powered Boeing 757-200 aircraft, five of which were delivered new from the manufacturer between late 1995 and late 1997, are not presently generating any engine or airframe overhaul expense since the initial post-delivery overhauls for these aircraft are not yet due under the Company's maintenance programs.

     Boeing 727-200 block hours increased 23.0% and cycles increased 25.7% in the six months ended June 30, 1998, as compared to the same period of 1997. Engine and airframe amortization for the Company's fleet of Boeing 727-200 aircraft increased by approximately $3.9 million between the same comparable periods, partly due to increases in flight activity as noted above, and partly due to the completion of new overhauls for Pratt & Whitney JT8D engines that power the Boeing 727-200 fleet, as well as additional airframe overhauls. The number of such overhauls in service has increased as some Boeing 727-200 aircraft added to the Company's fleet in 1995 and 1996 are now undergoing their first overhauls under the Company's maintenance program.



     The increase between the six months ended June 30, 1998 and the same period of 1997 in engine and airframe amortization expense for the Company's Lockheed L-1011 fleet was approximately $2.0 million. Approximately $1.3 million of this increase was due to increases in total engine and airframe overhauls in service between those periods, and was also due to more flight activity for this fleet type. Lockheed L-1011 block hours increased 2.4% and cycles increased 0.9% in the six months ended June 30, 1998, as compared to the same period of 1997. The remaining $0.7 million of the increase in the six months ended June 30, 1998, as compared to the same period of 1997, was due to a period-to-period reduction in manufacturers' credits applied to overhaul costs, since fewer such credits are being earned currently than in prior years.



     The unamortized cost of engine overhauls that become worthless due to early engine failures and which cannot be economically repaired is charged to depreciation and amortization expense in the period the engine fails. Depreciation and amortization expense attributable to these write-offs increased $2.1 million in the six months ended June 30, 1998, as compared to the same period of 1997. When these engine failures can be economically repaired, the related repairs are charged to aircraft maintenance, materials and repairs expense.



     Depreciation and amortization expense per ASM increased 20.8% to 0.58 cents in the six months ended June 30, 1998, as compared to 0.48 cents in the same period of 1997. This increase was primarily due to the increased amount of overhaul cost incurred to maintain the Company's Boeing 727-200 and Lockheed L-1011 airframes and engines, and due to the period-to-period increase in early engine failures. Airframes and engines which originally enter the Company's fleet from time to time often do not require such overhauls until several years later. Therefore, units added to the Company's fleet over the last several years are currently scheduled for or are undergoing overhaul. Such overhaul expense incurred and to be incurred is incremental in comparison to prior periods. Although the Company's fleet of new Boeing 757-200 aircraft has not yet begun this initial overhaul cycle, the Company anticipates that it will do so beginning in late 1998 and 1999, at which time increased overhaul amortization expense per ASM will be incurred for this fleet type as well.



     Handling, Landing and Navigation Fees. Handling and landing fees include the costs incurred by the Company at airports to land and service its aircraft and to handle passenger check-in, security and baggage where the Company elects to use third-party contract services in lieu of its own employees. Where the Company uses its own employees to perform ground handling functions, the resulting cost appears within salaries, wages and benefits. Air navigation fees are assessed when the Company's aircraft fly over certain foreign airspace.



     Handling, landing and navigation fees increased 2.3% to $35.3 million in the six months ended June 30, 1998, as compared to $34.5 million in the same period of 1997. During the six months ended June 30, 1998, the average cost per system jet departure for third-party aircraft handling decreased 7.5%, as compared to the same period of 1997; and the average cost of landing fees per system jet departure decreased 6.4% between the same periods. The total number of system-wide jet departures between the six month periods ended June 30, 1998 and 1997 increased by 18.7% to 22,874 from 19,273, resulting in approximately $4.9 million in volume-related handling and landing expense increases between years.



     This volume-related increase was partially offset, however, by a decrease of approximately $2.2 million in price-and-mix-related handling and landing expenses for the six month period ending June 30, 1998, as compared to the same period of 1997, attributable primarily to a change in jet departure mix. Because each airport served by the Company has a different schedule of fees, including variable prices for different aircraft types, average handling and landing fee costs are a function of the mix of airports served and the fleet composition of departing aircraft. On average, handling and landing fee costs for Lockheed L-1011 wide-body aircraft are higher than for narrow-body aircraft, and average costs at foreign airports are higher than at many U.S. domestic airports. As a result of the shift of revenue production towards scheduled service operations in the six month period ended June 30, 1998, as compared to the same period of 1997, the Company's jet departures in 1998 included proportionately more domestic and narrow-body operations than in 1997. In the six months ended June 30, 1998, approximately 81.0% of the Company's jet departures were operated with narrow-body aircraft, as compared to 77.6% in the same period of 1997; and 82.7% of the Company's jet departures in the six months ended June 30, 1998 were from domestic locations, as compared to 76.1% in the same period of 1997.



     The cost per ASM for handling, landing and navigation fees decreased 10.5% to 0.51 cents in the six months ended June 30, 1998, as compared to 0.57 cents in the same period of 1997. This decrease in unit cost was primarily due to the change in mix of departure to more narrow-body and domestic operations associated with scheduled service.



     Aircraft Maintenance, Materials and Repairs. This expense includes the cost of expendable aircraft spare parts, repairs to repairable and rotable aircraft components, contract labor for heavy check and line maintenance activities, and other non-capitalized direct costs related to fleet maintenance, including spare engine leases, parts loan and exchange fees, and related shipping costs. Aircraft maintenance, materials and repairs expense increased 9.2% to $27.2 million in the six months ended June 30, 1998, from $24.9 million in the same period of 1997.



     The Company performed a total of 28 airframe checks on its fleet during the six months ended June 30, 1998, as compared to 23 for the same period in 1997, a 21.7% increase between periods. The cost of materials consumed and components repaired in association with such checks and other maintenance activity increased by $1.6 million for the six months ended June 30, 1998, as compared to the same period of 1997.



     Contract labor for the six months ended June 30, 1998 increased $1.0 million as compared to the same period in 1997. This increase was due to nine airframe checks being performed at third-party vendor locations in the six months ended June 30, 1998, as compared to four in the same period of 1997. Contract labor is incurred when heavy maintenance checks on the Company's airframes are performed by outside vendors using their own personnel under maintenance programs approved and supervised by the Company.



     Many of the Company's aircraft under operating leases have certain return conditions applicable to the maintenance status of airframes and engines as of the termination of the lease. The Company accrues estimated return condition costs as a component of maintenance, materials and repairs expense. The accrual is based upon the actual condition of the aircraft as each lease termination date approaches, and the Company's ability to estimate the expected cost of conforming to these conditions. Return condition expenses accrued for the six months ended June 30, 1998, were $0.4 million lower than in the same period of 1997, primarily due to the negotiation of purchase options on some of the leased aircraft during the first quarter of 1998, eliminating return condition obligations existing prior to those negotiations.


     The cost per ASM of aircraft maintenance, materials and repairs decreased 2.4% to 0.40 cents in the six months ended June 30, 1998, as compared to 0.41 cents for the same period of 1997.


     Aircraft Rentals. Aircraft rentals expense decreased 8.8% to $25.8 million in the six months ended June 30, 1998, as compared to $28.3 million in the same period of 1997. Approximately $2.8 million of this decrease in the six months ended June 30, 1998, as compared to the same period of 1997, was attributable to the purchase of one Boeing 757-200 aircraft and one Boeing 727-200 aircraft in September and December 1997, respectively, which had been previously financed under operating leases. (The Company incurred additional depreciation expense for these two aircraft in the first two quarters of 1998, as compared to the first two quarters of 1997, as is described above under 'Depreciation and Amortization.')


     Other transactions which affected aircraft rentals expense between quarters included: (i) the return of one Boeing 757-200 to the lessor during 1997, and the delivery of one new Boeing 757-200 aircraft from the manufacturer in the fourth quarter of 1997, which had approximately equal and offsetting impacts to rental expense between all comparable periods; and (ii) the sale/leaseback of one Boeing 727-200 in September 1997, which increased aircraft rentals expense by $0.5 million, between the six month periods ended June 30, 1998 and 1997.

     Aircraft rentals cost per ASM was 0.38 cents in the six months ended June 30, 1998, a decrease of 17.4% as compared to 0.46 cents in the same period of 1997. The cancellation of the operating lease and purchase of the Boeing 757-200 aircraft during 1997 was the primary cause for this unit cost reduction, although a related unit cost increase was incurred for depreciation and amortization as a result of that purchase.


     Crew and Other Employee Travel. Crew and other employee travel is primarily the cost of air transportation, hotels and per diem reimbursements to cockpit and cabin crew members incurred to position crews away from their bases to operate Company flights throughout the world. The cost of air transportation is generally more significant for the commercial charter and military/government charter business units since these flights often operate between cities in which Company crews are not normally based and may involve extensive international positioning of crews. Hotel and per diem expenses are incurred for scheduled, commercial and military/government charter services, although higher per diem and hotel rates generally apply to international assignments.



     The cost of crew and other employee travel increased 15.0% to $19.9 million in the six months ended June 30, 1998, as compared to $17.3 million in the same period of 1997. During the six months ended June 30, 1998, the Company's average full-time-equivalent cockpit and cabin crew employment was 15.9% higher than in the same period of 1997, while jet block hours flown increased by 15.7%, between the same periods. Although the Company experienced some limited crew shortages in the first quarter of 1998 associated with higher aircraft utilization, such shortages had been substantially eliminated by the second quarter of 1998, thereby reducing the related travel costs of moving some crews away from their bases. Shortages of both cockpit and cabin crews were more significant in the first two quarters of 1997, following the crew furlough which occurred in the fourth quarter of 1996, when crews were more frequently moved out of base to operate the Company's worldwide schedule.



     Positioning unit cost in the six months ended June 30, 1998, was 10.5% lower than in the same period of 1997, primarily due to the shift in capacity from commercial and military/government charter to scheduled service between periods. However, the unit cost per crew member of hotels in the six months ended June 30, 1998 was 5.8% higher as compared to the same period of 1997, since strong domestic hotel occupancy rates in the first quarter of 1998 resulted in crew room unit costs which were 22.4% higher than in the first quarter of 1997. Per diem unit costs per crew member were 3.7% higher in the six month periods ended June 30, 1998, as compared to the same period of 1997, due primarily to an increase in some per diem rates between periods.


     The cost per ASM for crew and other employee travel increased by 3.6% to
0.29 cents in the six months ended June 30, 1998, as compared to 0.28 cents in the same period of 1997.

     Passenger Service. Passenger service expense includes the onboard costs of meal and non-alcoholic beverage catering, the cost of alcoholic beverages and in-flight movie headsets sold, and the cost of onboard entertainment programs, together with certain costs incurred for mishandled baggage and passengers inconvenienced due to flight delays or cancellations. For the six month periods ended June 30, 1998 and 1997, catering represented 84.8% and 82.4%, respectively, of total passenger service expense.

     The total cost of passenger service increased 5.7% to $16.7 million in the six months ended June 30, 1998, as compared to $15.8 million in the same period of 1997. The Company experienced a decrease of approximately 5.1% in the average unit cost of catering each passenger in the six month period ended June 30, 1998, as compared to the same period of 1997, primarily because in the 1998 period there were relatively more scheduled service passengers in the Company's business mix, who are provided a less expensive catering product than the Company's longer-stage-length commercial and military/government charter passengers. This resulted in a price-and-business-mix reduction of $1.0 million of catering expense in the six months ended June 30, 1998, as compared to the same period of 1997. Total jet passengers boarded, however, increased 13.8%, between the same comparative periods, resulting in approximately $1.8 million in higher volume-related catering expenses between the same comparative periods.



     The cost of handling passengers inconvenienced by flight delays and cancellations in the six months ended June 30, 1998, decreased by $0.3 million as compared to the same period of 1997, since delays per system-wide departure decreased by 11.4% between periods.


     The cost per ASM of passenger service decreased 7.7% to 0.24 cents in the six months ended June 30, 1998, as compared to 0.26 cents in the same period of 1997.

     Commissions. The Company incurs commissions expense in association with the sale by travel agents of single seats on scheduled service. In addition, the Company incurs less significant commissions to secure some commercial and military/government charter business. Commissions expense increased 15.9% to $14.6 million in the six months ended June 30, 1998, as compared to $12.6 million in the same period of 1997.


     Scheduled service commissions expense increased by $1.9 million between the six month periods ended June 30, 1998 and 1997. This increase was lower than the related increase of 47.4% in scheduled service revenues for the same period, partially because of an industry-wide reduction in the standard travel agency commission rate from 10% to 8% which became effective in October 1997, and partially due to relatively more non-commissionable bulk seat scheduled service sales being made in the six month period ended June 30, 1998, as compared to the same period of 1997. Neither commercial charter nor military/government charter commissions expense changed significantly between the six month periods ended June 30, 1998 and 1997.


     The cost per ASM of commissions expense was unchanged at 0.21 cents for the six month periods ended June 30, 1998 and 1997.


     Other Selling Expenses. Other selling expenses are comprised of (i) booking fees paid to computer reservation systems ('CRS') to reserve single-seat sales for scheduled service; (ii) credit card discount expenses incurred when selling single seats and ground packages to customers using credit cards for payment;
(iii) costs of providing toll-free telephone service, primarily to single-seat and vacation package customers who contact the Company directly to book reservations; and (iv) miscellaneous other selling expenses primarily associated with single-seat sales. Other selling expenses increased 64.7% to $11.2 million in the six months ended June 30, 1998, as compared to $6.8 million in the same period of 1997, while scheduled service ASMs increased 34.0% between the same time periods.


     CRS fees increased $1.9 million in the six month periods ended June 30, 1998, as compared to the same period of 1997, due to both a 52.1% increase in total CRS bookings made for the expanded scheduled service business unit between comparative periods, and due to an 8.7% increase in the average cost of each CRS booking. Bookings for the Company's scheduled service seats are often confirmed several weeks or more in advance of the customer's actual date of travel, and such booking expenses are therefore frequently recognized one or more accounting periods in advance of the recognition of the related revenues.

     Toll-free telephone costs increased $0.7 million between the six month periods ended June 30, 1998 and 1997, primarily due to higher toll-free usage related to higher scheduled service reservations activity. Credit card discount expense increased $1.7 million in the same comparative time period due to higher 1998 earned revenues in scheduled service which were sold using credit cards as payment.

     Other selling cost per ASM increased 45.5% to 0.16 cents in the six months ended June 30, 1998, as compared to 0.11 cents in the same period of 1997, primarily due to the significant growth in scheduled service ASMs between years where such selling expenses are incurred.


     Advertising. Advertising expense increased 34.3% to $9.0 million in the six months ended June 30, 1998, as compared to $6.7 million in the same period of 1997. The Company incurs advertising costs primarily to support single-seat scheduled service sales and the sale of air-and-ground packages. Advertising support for these lines of businesses was increased in the three and six month periods ended June 30, 1998, consistent with the Company's overall strategy to enhance scheduled service RASM through increases in load factor and yield.

     The 34.3% increase in total advertising expense in the six months ended June 30, 1998 was smaller than the 47.4% increase in scheduled service revenues in the same period of 1998, since the majority of the Company's growth in the first six months of 1998 was from increased frequencies at existing gateway cities such as Chicago-Midway, thus providing market concentration advertising efficiencies in the 1998 period, as compared to the prior year. Such market-related efficiency was not achieved in the second quarter of 1998, however, during which advertising costs increased 54.8%, and scheduled service revenues grew by 50.8%, as compared to the prior year. This lower efficiency was due to temporarily higher advertising support required in the second quarter of 1998 for the introduction of the Company's new services in May 1998 to Dallas-Ft. Worth, Denver, and San Juan, and in July 1998 to New York's La Guardia airport.

     The cost per ASM of advertising increased 18.2% to 0.13 cents in the six months ended June 30, 1998, as compared to 0.11 cents in the same period of 1997.


     Ground Package Cost. Ground package cost is incurred by the Company to reimburse hotels, car rental companies, cruise lines and similar vendors who provide ground and cruise accommodations to Ambassadair and ATA Vacations customers. Ground package cost increased 4.2% to $9.9 million in the six months ended June 30, 1998, as compared to $9.5 million in the same period of 1997. The number of Ambassadair ground packages sold in the six month period ended June 30, 1998 decreased 8.4%, as compared to the same period of 1997, while the average cost of ground packages sold increased by 34.5%. The number of ATA Vacations ground packages sold in the six month period ended June 30, 1998 decreased 3.7%, as compared to the same period of 1997 while the average cost of ground packages sold decreased by 13.4%.



     The cost per ASM of ground packages decreased by 12.5% to 0.14 cents in the six months ended June 30, 1998, as compared to 0.16 cents in the same period of 1997. Reductions in unit costs in all comparative periods reflected a slower rate of growth in ground package sales than the overall rate of growth in consolidated ASMs.



     Facility and Other Rentals. Facility and other rentals includes the cost of all ground facilities that are leased by the Company such as airport space, regional sales offices and general offices. The cost of facility and other rentals increased 4.5% to $4.6 million in the six months ended June 30, 1998, as compared to $4.4 million in the same period of 1997. The rate of growth in facilities costs between periods was lower than the 12.8% rate of ASM growth in the six month period ended June 30, 1998, due to the more efficient use of airport facilities by the Company between periods. This efficiency resulted, for example, due to the increased concentration of aircraft departures at Chicago-Midway, which allowed the terminal, ramp and gate facilities at the Company's largest airport location to be more effectively utilized.


     The cost per ASM for facility and other rentals was unchanged at 0.07 cents in both of the six month periods ended June 30, 1998 and 1997.

     Other Operating Expenses. Other operating expenses increased 19.8% to $31.4 million in the six months ended June 30, 1998, as compared to $26.2 million in the same period of 1997. Other operating expenses which experienced significant changes between the six months ended June 30, 1998 and 1997 included (i) $2.2 million of additional costs for the Chicago Express Jetstream 31 code share agreement, which agreement was not in effect in the 1997 first quarter, and because such code share was expanded to include Lansing and Madison in the first two quarters of 1998, which were not served in 1997; and (ii) $1.9 million in higher costs associated with the short-term leasing of substitute aircraft, and the reprotection of some of the Company's passengers on other airlines, due to higher-than-normal delayed and irregular flight operations primarily in the second quarter of 1998.

     Other operating cost per ASM increased 7.0% to 0.46 cents in the six months ended June 30, 1998, as compared to 0.43 cents in the comparable period of 1997.

     Interest Income and Expense. Interest expense in the six months ended June 30, 1998 increased to $6.5 million, as compared to $3.3 million in the same period of 1997. The increase in interest expense between periods was primarily due to changes in the Company's capital structure resulting from the two financings completed on July 24, 1997, at which time the Company (i) sold $100.0 million principal amount of 10.5% unsecured seven-year notes, and (ii) entered into a new $50.0 million secured revolving credit facility, thereby replacing the former secured revolving credit facility of $122.0 million as of June 30, 1997.


     The capital structure of the Company, prior to completing these new financings, provided for borrowings under the former credit facility to be constantly adjusted to meet the expected cash flow requirements of the Company, thereby minimizing the level of borrowings on which interest would be paid. Under the new capital structure of the Company, the borrowings under the 10.5% notes remain fixed at $100.0 million. During the six months ended June 30, 1998, the Company's weighted average borrowings were approximately $152.8 million, as compared to $89.0 million in the comparable periods of 1997.



     The weighted average effective interest rates applicable to the Company's borrowings in the six months ended June 30, 1998, were 8.47%, as compared to 7.47% in the comparable period of 1997. The increase in the weighted average effective interest rates between years was primarily due to the 10.5% interest rate applicable to the $100.0 million in unsecured notes issued on July 24, 1997, which was higher than the average interest rate which was applicable to borrowings under the former credit facility.



     In order to reduce the interest expense impact of the $100.0 million of 10.5% unsecured notes, the Company invested excess cash balances in short-term government securities and commercial paper and thereby earned $2.2 million in interest income in the six months ended June 30, 1998, as compared to $0.2 million earned in the same period of 1997.


INCOME TAX EXPENSE

     In the six months ended June 30, 1998, income tax expense of $17.7 million was recorded, as compared to $3.4 million in the same period of 1997. The effective tax rates applicable to the six months ended June 30, 1998, was 40.4% as compared to 57.6% in the same period of 1997.

     Income tax expense in comparative periods was significantly affected by the permanent non-deductibility for federal income tax purposes of a percentage of amounts paid for crew per diem (45% in 1998 and 50% in 1997). The effect of this permanent difference on the effective income tax rate for financial accounting purposes becomes more pronounced in cases where before-tax income approaches zero, which was a significant reason for the higher effective tax rate in the six months ended June 30, 1997.

     Income tax expense for the second quarter of 1997 was also significantly affected by the one-time $2.0 million charge to salaries, wages and benefits for the prepaid executive compensation package provided to the Company's former President and Chief Executive Officer. Of the total compensation paid to this former executive of the Company in 1997, approximately $1.7 million was non-deductible against the Company's federal income taxes and thus constitutes a permanent difference between income for federal tax purposes and financial accounting income.

YEAR ENDED DECEMBER 31, 1997, VERSUS YEAR ENDED DECEMBER 31, 1996

  CONSOLIDATED FLIGHT OPERATIONS AND FINANCIAL DATA

     The following table sets forth, for the periods indicated, certain key operating and financial data for the consolidated flight operations of the Company. Data shown for 'Jet' operations include the consolidated operations of Lockheed L-1011, Boeing 727-200 and Boeing 757-200 aircraft in all of the Company's business units. Data shown for 'J31' operations include operations under the Chicago Express Arrangement.

                                                                       TWELVE MONTHS ENDED DECEMBER 31,
                                                             ----------------------------------------------------
                                                                1996          1997       INC (DEC)    % INC (DEC)
                                                             ----------    ----------    ---------    -----------
Departures Jet............................................       46,416        39,517       (6,899)      (14.86)
Departures J31(a).........................................       --            10,091       10,091          N/M
                                                             ----------    ----------    ---------    -----------
     Total Departures(b)..................................       46,416        49,608        3,192         6.88
                                                             ----------    ----------    ---------    -----------

                                                  (table continued on next page)

(table continued from previous page)

                                                                       TWELVE MONTHS ENDED DECEMBER 31,
                                                             ----------------------------------------------------
                                                                1996          1997       INC (DEC)    % INC (DEC)
                                                             ----------    ----------    ---------    -----------
Block Hours Jet...........................................      138,114       129,216       (8,898)       (6.44)
Block Hours J31...........................................       --            10,210       10,210          N/M
                                                             ----------    ----------    ---------    -----------
     Total Block Hours(c).................................      138,114       139,426        1,312         0.95
                                                             ----------    ----------    ---------    -----------
RPMs Jet (000s)...........................................    9,172,438     8,967,900     (204,538)       (2.23)
RPMs J31 (000s)...........................................       --            18,055       18,055          N/M
                                                             ----------    ----------    ---------    -----------
     Total RPMs (000s)(d).................................    9,172,438     8,985,955     (186,483)       (2.03)
                                                             ----------    ----------    ---------    -----------
ASMs Jet (000s)...........................................   13,295,505    12,615,230     (680,275)       (5.12)
ASMs J31 (000s)...........................................       --            32,453       32,453          N/M
                                                             ----------    ----------    ---------    -----------
     Total ASMs (000s)(e).................................   13,295,505    12,647,683     (647,822)       (4.87)
                                                             ----------    ----------    ---------    -----------
Load Factor Jet...........................................        68.99         71.09         2.10         3.04
Load Factor J31...........................................       --             55.63          N/M          N/M
                                                             ----------    ----------    ---------    -----------
     Total Load Factor(f).................................        68.99         71.05         2.06         2.99
                                                             ----------    ----------    ---------    -----------
Passengers Enplaned Jet...................................    5,680,496     5,210,578     (469,918)       (8.27)
Passengers Enplaned J31...................................       --            96,812       96,812          N/M
                                                             ----------    ----------    ---------    -----------
     Total Passengers Enplaned(g).........................    5,680,496     5,307,390     (373,106)       (6.57)
                                                             ----------    ----------    ---------    -----------
Revenue $(000s)...........................................      750,851       783,193       32,342         4.31
RASM in cents(h)..........................................         5.65          6.19         0.54         9.56
CASM in cents(i)..........................................         5.92          6.09         0.17         2.87
Yield in cents(j).........................................         8.19          8.72         0.53         6.47

------------

N/M -- Not Meaningful


See footnotes (a) through (j) on pages 24 and 25.


OPERATING REVENUES


     Total operating revenues for 1997 increased 4.3% to $783.2 million from $750.9 million in 1996. This increase was due to a $1.6 million increase in commercial charter revenues and a $47.0 million increase in military charter revenues, partially offset by a $14.7 million decrease in scheduled service revenues and a $1.6 million decrease in other revenues.


     Scheduled Service Revenues. The following table sets forth, for the periods indicated, certain key operating and financial data for the scheduled service operations of the Company. Data shown for 'Jet' operations include the combined operations of Lockheed L-1011, Boeing 727-200 and Boeing 757-200 aircraft in scheduled service. Data shown for 'J31' operations include operations under the Chicago Express Arrangement.

                                                                        TWELVE MONTHS ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1996          1997       INC (DEC)     % INC (DEC)
                                                              ---------    ----------    ----------    -----------
Departures Jet.............................................      31,467        23,800        (7,667)      (24.37)
Departures J31(a)..........................................      --            10,091        10,091          N/M
                                                              ---------    ----------    ----------    -----------
     Total Departures(b)...................................      31,467        33,891         2,424         7.70
                                                              ---------    ----------    ----------    -----------
Block Hours Jet............................................      85,836        72,883       (12,953)      (15.09)
Block Hours J31............................................      --            10,210        10,210          N/M
                                                              ---------    ----------    ----------    -----------
     Total Block Hours(c)..................................      85,836        83,093        (2,743)       (3.20)
                                                              ---------    ----------    ----------    -----------
RPMs Jet (000s)............................................   4,918,045     4,523,245      (394,800)       (8.03)
RPMs J31 (000s)............................................      --            18,055        18,055          N/M
                                                              ---------    ----------    ----------    -----------
     Total RPMs (000s)(d)..................................   4,918,045     4,541,300      (376,745)       (7.66)
                                                              ---------    ----------    ----------    -----------
ASMs Jet (000s)............................................   7,304,897     6,209,825    (1,095,072)      (14.99)
ASMs J31 (000s)............................................      --            32,453        32,453          N/M
                                                              ---------    ----------    ----------    -----------
     Total ASMs (000s)(e)..................................   7,304,897     6,242,278    (1,062,619)      (14.55)
                                                              ---------    ----------    ----------    -----------

                                                  (table continued on next page)

(table continued from previous page)

                                                                        TWELVE MONTHS ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1996          1997       INC (DEC)     % INC (DEC)
                                                              ---------    ----------    ----------    -----------
Load Factor Jet............................................       67.33         72.84          5.51         8.18
Load Factor J31............................................      --             55.63           N/M          N/M
                                                              ---------    ----------    ----------    -----------
     Total Load Factor(f)..................................       67.33         72.75          5.42         8.05
                                                              ---------    ----------    ----------    -----------
Passengers Enplaned Jet....................................   3,551,141     3,087,706      (463,435)      (13.05)
Passengers Enplaned J31....................................      --            96,812        96,812          N/M
                                                              ---------    ----------    ----------    -----------
     Total Passengers Enplaned(g)..........................   3,551,141     3,184,518      (366,623)      (10.32)
                                                              ---------    ----------    ----------    -----------
Revenues $(000s)...........................................     386,488       371,762       (14,726)       (3.81)
RASM in cents(h)...........................................        5.29          5.96          0.67        12.67
Yield in cents(j)..........................................        7.86          8.19          0.33         4.20
Revenues per segment $(k)..................................      108.83        116.74          7.91         7.27

------------

N/M -- Not Meaningful


See footnotes (a) through (k) on pages 24 and 25.





     Scheduled service revenues in 1997 decreased 3.8% to $371.8 million from $386.5 million in 1996. Scheduled service revenues comprised 47.5% of consolidated revenues in 1997, as compared to 51.5% of consolidated revenues in 1996. Scheduled service RPMs decreased 7.7% to 4.541 billion from 4.918 billion, while ASMs decreased 14.6% to 6.242 billion from 7.305 billion, resulting in an increase of 5.5 points in passenger load factor to 72.8% in 1997, from 67.3% in 1996. Scheduled service yield in 1997 increased 4.2% to 8.19 cents from 7.86 cents in 1996, while RASM increased 12.7% to 5.96 cents from 5.29 cents between the same periods. Scheduled service departures in 1997 increased 7.7% to 33,891 from 31,467 in 1996; block hours decreased 3.2% to 83,093 in 1997, from 85,836 in 1996; and passengers boarded decreased 10.3% between periods to 3,184,518, as compared to 3,551,141.

     The Company added scheduled service capacity during the second and third quarters of 1996 which primarily included expanded direct and connecting frequencies through the Company's four major gateway cities of Chicago-Midway, Indianapolis, Milwaukee and Boston to west coast and Florida markets already being served. New seasonal scheduled service was also introduced in the second and third quarters of 1996 from New York to Shannon and Dublin, Ireland, and Belfast, Northern Ireland, and from the midwest to Seattle. New year-round service also commenced to San Diego, California, in the second quarter of 1996.

     The introduction of this new capacity coincided closely, however, with the May 11, 1996 ValuJet accident in Florida, and the resulting persistent negative media attention directed toward airline safety, and especially toward low-fare airlines. On May 12, the Company experienced a cabin decompression incident on one of its own flights which, although it resulted in no serious injury to crew or passengers, it nevertheless attracted additional negative media attention, occurring as it did one day after the ValuJet tragedy. As a consequence, during the second and third quarters of 1996, the Company estimates that it lost significant scheduled service revenues from both canceled reservations and reservations which were never received.

     An analysis by the Company in 1996 of the profitability of its scheduled service and commercial and military charter service business units disclosed that a number of scheduled service markets then being served by the Company had become unprofitable at that point in time.

     As a result of this analysis, in August 1996, the Company announced a significant restructuring of scheduled service operations. The Company eliminated its Boston and intra-Florida scheduled service operations and also exited, or reduced in frequency, certain markets served from Chicago-Midway, Indianapolis and Milwaukee. In conjunction with this restructuring, the Company completed a 15% reduction in its employee and contract work forces by the end of 1996.

     In addition, the Company re-evaluated the relative economic performance of its three aircraft fleet types in the context of the restructured markets to be served by the Company and optimized the type and number of aircraft through a fleet restructuring which was completed by the end of 1996. The Company reduced the number of Boeing 757-200 aircraft from 11 units at the end of 1995 to seven units at the end of 1996. The remaining seven Boeing 757-200 aircraft are all powered by Rolls-Royce engines. The Company committed the seven Boeing 757-200s to mission-specific uses in the U.S. military and scheduled service business units.

     On April 3, 1996 the Company implemented a code share agreement with Chicago Express to provide incremental connecting traffic between Indianapolis, Milwaukee and other smaller midwestern cities into the Company's Chicago-Midway connections with certain Florida and west-coast destinations. This code share agreement, as amended effective April 1, 1997, is the Chicago Express Arrangement. Under the Chicago Express Arrangement, as amended, Chicago Express operates 19-seat Jetstream 31 propeller aircraft between Chicago-Midway and the cities of Indianapolis, Milwaukee, Des Moines, Dayton, Grand Rapids, Lansing, and Madison on behalf of the Company.

     After the 1996 Restructuring, the Company's 1997 core jet scheduled service included flights between Chicago-Midway and five Florida cities, Las Vegas, Phoenix, Los Angeles and San Francisco; Indianapolis to four Florida cities, Las Vegas and Cancun; Milwaukee to three Florida cities; Hawaii service from San Francisco, Los Angeles and Phoenix; and service between Orlando and San Juan and Nassau.

     As a result of the 1996 Restructuring, scheduled service profitability was substantially improved in 1997 as compared to 1996. Profitability was enhanced through a combination of significantly higher load factors and yields between periods, even though total revenues in scheduled service declined between years. The Company believes that profitability was enhanced in this business unit through the selective elimination of flights which had previously produced below-average load factors and yield, and that the elimination of intra-Florida flying in particular was a prominent factor in this improvement. Profitability was further enhanced in certain scheduled service markets through the reassignment of aircraft fleet types to provide better balance within markets between revenues, costs, and aircraft operational capabilities.

     Scheduled service profitability improvement in 1997 was accomplished in spite of what would normally have been a demand-dampening effect from the re-introduction of the U.S. departure and 10% federal excise taxes on tickets on March 7, 1997, which had expired on January 1, 1997. In August 1997, federal legislation was enacted which indefinitely extends these taxes until 2007. The U.S. departure tax for international destinations was increased from $6 to $12 per passenger, and a new U.S. arrivals tax of $12 per passenger was added for passengers arriving into the United States from international cities. Effective October 1, 1997, the new tax law also changed the method of computation of the federal excise tax from a standard 10% of ticket sale value, to a declining percentage of ticket sale value (ranging from 9.0% to 7.5%), plus an increasing inflation-indexed charge per passenger segment flown (ranging from $1 to $3). The Company does not currently believe that the change in federal excise tax computation has placed it at either a significant pricing advantage or disadvantage as compared to the previous computation method. The Company does believe that certain of its low-fare competitors may be disadvantaged by the new computation method due to their lower average segment fares and higher average intermediate stops as compared to the Company in similar markets.


     The Company began new service in June 1997, between New York's John F. Kennedy International Airport and Chicago-Midway, Indianapolis and St. Petersburg, and also added several frequencies between the midwest and the west coast for the summer season. New York service to Chicago-Midway and St. Petersburg was retained for the 1997-98 winter season.

     Commercial Charter Revenues. The following table sets forth, for the periods indicated, certain key operating and financial data for the commercial charter flying operations of the Company.

                                                                          TWELVE MONTHS ENDED DECEMBER 31,
                                                                 --------------------------------------------------
                                                                   1996         1997       INC (DEC)    % INC (DEC)
                                                                 ---------    ---------    ---------    -----------

Departures(b).................................................      10,920       10,589         (331)      (3.03)
Block Hours(c)................................................      38,154       36,836       (1,318)      (3.45)
RPMs (000s)(d)................................................   3,470,450    3,373,840      (96,610)      (2.78)
ASMs (000s)(e)................................................   4,363,220    4,169,102     (194,118)      (4.45)
Passengers Enplaned(g)........................................   1,854,262    1,840,056      (14,206)      (0.77)
Revenue $(000s)...............................................     226,372      228,062        1,690        0.75
RASM in cents(h)..............................................        5.19         5.47         0.28        5.39

------------


See footnotes (b) through (h) on page 24.


     Commercial charter revenues derived from independent tour operators and specialty charter customers increased 0.8% to $228.1 million in 1997, as compared to $226.4 million in 1996. Commercial charter RPMs decreased 2.8% to
3.374 billion in 1997 from 3.470 billion in 1996, while ASMs decreased 4.4% to
4.169 billion from 4.363 billion. Commercial charter RASM increased 5.4% to 5.47 cents from 5.19 cents between the same periods. Passengers boarded decreased 0.8% to 1,840,056 in 1997, as compared to 1,854,262 in 1996; departures decreased 3.0% to 10,589 in 1997, as compared to 10,920 in 1996; and block hours decreased 3.5% to 36,836 in 1997, as compared to 38,154 in 1996.

     Military/Government Charter Revenues. The following table sets forth, for the periods indicated, certain key operating and financial data for the military flight business of the Company.

                                                                          TWELVE MONTHS ENDED DECEMBER 31,
                                                                 --------------------------------------------------
                                                                   1996         1997       INC (DEC)    % INC (DEC)
                                                                 ---------    ---------    ---------    -----------

Departures(b).................................................       3,414        4,860       1,446        42.36
Block Hours(c)................................................      12,294       18,704       6,410        52.14
RPMs (000s)(d)................................................     665,494    1,044,317     378,823        56.92
ASMs (000s)(e)................................................   1,442,113    2,165,169     723,056        50.14
Passengers Enplaned(g)........................................     185,575      265,862      80,287        43.26
Revenue $(000s)...............................................      84,197      131,115      46,918        55.72
RASM in cents(h)..............................................        5.84         6.06        0.22         3.77

------------


See footnotes (b) through (h) on page 24.



     Revenues derived from the U.S. military increased 55.7% to $131.1 million in 1997, as compared to $84.2 million in 1996. In 1997, the Company's U.S. military revenues represented 16.7% of consolidated revenues, as compared to 11.2% in 1996. U.S. military RPMs increased 56.9% to 1.044 billion in 1997, from
665.5 million in 1996, while ASMs increased 50.1% to 2.165 billion from 1.442 billion. Military RASM increased 3.8% to 6.06 cents from 5.84 cents between the same time periods. U.S. military passengers boarded increased 43.3% to 265,862 in 1997, as compared to 185,575 in 1996; departures increased 42.4% to 4,860 in 1997, as compared to 3,414 in 1996; and block hours increased 52.1% to 18,704 in 1997 as compared to 12,294 in 1996.


     The U.S. military business grew at a faster year-over-year rate than any other business unit of the Company during 1997. As a result of the restructuring of scheduled service and the reconfiguration of the Company's fleet in 1996, the Company committed four of its seven remaining Boeing 757-200 aircraft to the U.S. military for the contract year ending September 30, 1997. As a result of an analysis undertaken during 1996, the Company was also successful in more accurately documenting the actual costs associated with military flying and was therefore able to obtain rate increases for the contract year ending September 30, 1997. The Company has obtained additional rate increases for the contract year ending September 30, 1998.

     Ground Package Revenues. In 1997 and 1996, ground package revenues were unchanged at $22.3 million.

     In 1997, total Ambassadair packages sold increased 9.4% over 1996, and the average revenue earned for each ground package sold increased 8.2% between periods.

     During 1997, the number of ATA Vacations ground packages sold increased 0.5% as compared to 1996. Lack of growth in the number of ground packages sold between periods was mainly due to the reduction of the Company's scheduled service operations between years. During 1997, the average revenue earned for each ground package sold decreased 15.8% as compared to 1996.

     Other Revenues. Other revenues decreased 5.1% to $29.9 million in 1997, as compared to $31.5 million in 1996, primarily due to a reduction in revenues earned between periods by providing substitute service to other airlines, partially offset by increases in other miscellaneous revenue categories. A substitute service agreement typically provides for the Company to operate aircraft with its crews on routes designated by the customer airline to carry the passengers of that airline for a limited period of time.

OPERATING EXPENSES

     Salaries, Wages and Benefits. Salaries, wages and benefits expense in 1997 increased 5.2% to $172.5 million from $164.0 million in 1996.

     Approximately $3.5 million of the increase between periods was attributable to changes made in the third quarter of 1996 in senior executive positions and associated senior executive compensation plans. Special compensation totaling $3.0 million was prepaid to the Company's former President and Chief Executive Officer during the fourth quarter of 1996 and the first quarter of 1997, which was being amortized to expense over the anticipated two-year term of his employment ending August 1998. Due to his resignation in late May 1997, a one-time charge to expense for the unamortized $2.0 million prepaid balance was made in the second quarter of 1997 to salaries, wages and benefits, whereas no such charge to expense was incurred in the prior year.

     The cost of salaries and wages earned by cockpit crew members and related flight operations support staff in 1997 was approximately $5.8 million higher than in 1996. These cost increases were incurred even though jet block hours flown by cockpit crew members declined by 6.4% between periods. This increase in the unit cost of cockpit crews was attributable to the following significant factors: (i) the implementation of the cockpit crew collective bargaining agreement in August 1996, under which a 7.5% rate increase became effective;
(ii) crew utilization for U.S. military flying was significantly lower than for scheduled service and tour operator flying, and U.S. military block hours increased as a percentage of total block hours to 14.5% in 1997, as compared to 8.9% in 1996; (iii) cockpit crew shortages during the first three quarters of 1997 resulted in the need to increase premium pay to cockpit crew members in order to adequately staff the spring and summer flying schedule; and (iv) cockpit crew productivity was reduced by the fleet restructuring completed during 1996, which increased the percentage of jet block hours flown by three-crew-member aircraft (Lockheed L-1011 and Boeing 727-200) to 78.9% in 1997, as compared to 70.6% in 1996.

     The salaries, wages and benefits cost for other employee groups declined by $0.8 million in 1997 as compared to 1996. These costs declined partially as a result of the decline in equivalent full-time employment between periods. Total equivalent full-time employment declined by 7.7% between years, although equivalent full-time employment in the fourth quarter of 1997 was 10.0% higher that in the fourth quarter of 1996. The increase in employment in late 1997 was primarily due to the addition of cockpit and cabin crews and reservations agents to adequately staff expected growth in flying capacity in 1998 compared to the fourth quarter of 1996 when the Company had just completed significant staff reductions.

     In addition to those planned staff reductions completed during the fourth quarter of 1996, the change in salaries, wages and benefits expense for other employee groups was significantly affected by reduced employment in Maintenance and Engineering, which accounted for a $1.4 million reduction in expense between 1997 and 1996. Employment of Maintenance and Engineering staff, such as airframe and powerplant mechanics and engineers, was constrained in 1997 by broad shortages in related labor markets attributable to very strong current demand for these skills within the airline industry. The Company compensated for some of these shortages in 1997 by acquiring these skills through third-party contract labor vendors. The cost of maintenance contract labor (which is a component of Aircraft Maintenance, Materials and Repairs) increased by $2.3 million in 1997 as compared to 1996.

     Salaries, wages and benefits cost per ASM increased 10.6% in 1997 to 1.36 cents, as compared to 1.23 cents in 1996.

     Fuel and Oil. Fuel and oil expense for 1997 decreased 4.7% to $153.7 million from $161.2 million in 1996. During 1997, as compared to 1996, the Company consumed 3.1% fewer gallons of jet fuel for flying operations, which resulted in a reduction in fuel expense of approximately $5.4 million between periods. The reduction in jet fuel consumed was due to the reduced number of block hours of jet flying operations between years. The Company flew 129,216 jet block hours in 1997, as compared to 138,114 jet block hours in 1996, a decrease of 6.4% between periods. During 1997, the Company's average cost per gallon of fuel consumed decreased by 1.8% as compared to 1996, which resulted in a decrease in fuel and oil expense of approximately $2.9 million between years. Also during the last three quarters of 1997, the Company incurred approximately $1.0 million in fuel and oil expense to operate the Jetstream 31 aircraft under its agreement with Chicago Express, which was not in effect in the last three quarters of 1996.

     Fuel and oil expense increased 0.8% to 1.22 cents per ASM in 1997, as compared to 1.21 cents per ASM in 1996. The increase in the cost per ASM of fuel and oil expense between periods was partly due to the change in mix of jet block hours flown from the more-fuel-efficient twin-engine Boeing 757-200 aircraft to the less-fuel-efficient three-engine Boeing 727-200 and Lockheed L-1011 aircraft. In 1997, 21.1% of total jet block hours were flown by the Boeing 757-200 fleet, as compared to 29.4% in 1996. The increase in cost per ASM caused by the shift in fleet mix of jet block hours flown was substantially offset by the 1.8% reduction in the average cost of jet fuel between periods.

     Handling, Landing and Navigation Fees. Handling, landing and navigation fees decreased by 1.0% to $69.4 million in 1997, as compared to $70.1 million in 1996. During 1997, the average cost per system jet departure for third-party aircraft handling increased 6.9% as compared to 1996, and the average cost of landing fees per system jet departure increased 5.2% between the same periods. Due to the restructuring of scheduled service in the fourth quarter of 1996, the absolute number of system-wide jet departures between 1997 and 1996 declined by 14.9% to 39,517 from 46,416, which resulted in approximately $7.4 million in volume-related handling and landing expense reductions between periods. This volume-related decline was partially offset, however, by an approximately $4.8 million price-related handling and landing expense increase between periods attributable primarily to a change in jet departure mix. Because each airport served by the Company has a different schedule of fees, including variable prices for different aircraft types, average handling and landing fee costs are a function of the mix of airports served and the fleet composition of departing aircraft. On average, handling and landing fee costs for Lockheed L-1011 wide-body aircraft are higher than for narrow-body aircraft, and average costs at foreign airports are higher than at many U.S. domestic airports. As a result of the reduction in the Company's narrow-body Boeing 757-200 fleet and the shift of revenue production towards charter operations, the Company's jet departures in 1997 included proportionately more international and wide-body operations than in 1996. In 1997, 21.1% of the Company's jet departures were operated with wide-body aircraft, as compared to 19.4% in 1996, and 22.4% of the Company's 1997 jet departures were from international locations, as compared to 18.9% in the prior year.

     The cost per ASM for handling, landing and navigation fees increased 3.8% to 0.55 cents in 1997, from 0.53 cents in 1996.

     Depreciation and Amortization. Depreciation and amortization expense increased 1.3% to $62.5 million in 1997, as compared to $61.7 million in 1996.

     Depreciation expense attributable to owned airframes and engines decreased $0.4 million in 1997 as compared to 1996. The Company reduced its year-over-year investment in engines and airframe improvements due to the reconfiguration of the Boeing 757-200 fleet in the fourth quarter of 1996. As a result of the net reduction of four Boeing 757-200 aircraft at the end of 1996, as compared to the end of 1995, and the complete elimination of Pratt & Whitney-powered Boeing 757-200s from the fleet, some airframe and leasehold improvements were disposed of, and all spare Pratt & Whitney engines and rotable parts were reclassified as Assets Held for Sale in the accompanying balance sheet. None of these assets therefore gave rise to depreciation expense in 1997. The Company did increase its investment in computer equipment and furniture and fixtures between years; placed the west bay of the renovated Midway Hangar No. 2 into service in mid-1996; and incurred increased debt issue costs between years relating to debt facility and senior unsecured notes issued, as well as aircraft lease negotiations completed primarily in the fourth quarter of 1996. These changes, together with increased costs pertaining to remaining rotable components and the provision for obsolescence of aircraft parts inventories, resulted in an increase in depreciation expense of $0.8 million in 1997 as compared to 1996.


     Amortization of capitalized engine and airframe overhauls increased $0.4 million in 1997 as compared to 1996 after including the offsetting amortization associated with manufacturers' credits. Changes to the cost of overhaul amortization were partly due to the reduction of total block hours and cycles flown between comparable periods. This expense was also favorably impacted by the late-1996 reconfiguration of the Boeing 757-200 fleet and, in particular, the disposal of all Pratt & Whitney-powered Boeing 757-200 aircraft. All unamortized net book values of engine and airframe overhauls pertaining to the Pratt & Whitney-powered aircraft were charged to the cost of the disposal of these assets in the third quarter of 1996. The Company's seven remaining Rolls-Royce-powered Boeing 757-200 aircraft, four of which were delivered new from the manufacturer in late 1995 and late 1996, are not presently generating any engine and airframe overhaul expense since the initial post-delivery overhauls for the Rolls-Royce-powered Boeing 757-200s are not yet due under the Company's maintenance programs. The net reduction in engine and airframe amortization expense in 1997 pertaining to changes in the Company's Boeing 757-200 fleet was approximately $3.5 million as compared to 1996. Engine and airframe amortization for the Company's fleet of Boeing 727-200 aircraft increased by approximately $2.6 million in 1997 as compared to 1996 due to the on-going expansion of this fleet type and due to the completion of new overhauls for Pratt & Whitney JT8D engines that power the Boeing 727-200 fleet. The increase between years in engine and airframe amortization expense for the Company's Lockheed L-1011 fleet was approximately $0.8 million, which was primarily due to the addition of airframe overhauls to the fleet.

     Depreciation and amortization expense per ASM increased 6.5% to 0.49 cents in 1997, as compared to 0.46 cents in the prior year.

     Aircraft Rentals. Aircraft rentals expense for 1997 decreased 16.8% to $54.4 million in 1997 from $65.4 million in 1996. This decrease was primarily attributable to the reconfiguration of the Company's Boeing 757-200 fleet in the fourth quarter of 1996, as a result of which the number of Boeing 757-200 aircraft operated by the Company was reduced by four units. The reduction in the size of the Boeing 757-200 fleet was an integral component of the Company's 1996 restructuring of scheduled service, based upon profitability analysis which disclosed that, for some uses of the Boeing 757-200 in the Company's markets, it was more profitable to substitute other aircraft with lower ownership costs. Aircraft rentals expense declined by $14.4 million between 1997 and 1996 as a result of the Boeing 757-200 fleet restructuring.

     Four additional Boeing 727-200 aircraft were acquired and financed by sale/leasebacks at various times during the first three quarters of 1996, while one Boeing 727-200 aircraft previously on an operating lease was purchased during the second quarter of 1996, and was subsequently sold and leased back in September 1997. The net increase in leased Boeing 727-200 aircraft between years, together with the incorporation of hushkits into new sale/leasebacks of several Boeing 727-200 aircraft between periods, added approximately $3.2 million in aircraft rentals expense between 1997 and 1996.

     Aircraft rentals expense for 1997 was 0.43 cents per ASM, a decrease of 12.2% from 0.49 cents per ASM in 1996. The period-to-period decrease in the size of the Boeing 757-200 fleet was a significant factor in this change since the rental cost of ASMs produced by this fleet type was significantly higher than for the Company's other aircraft.

     Aircraft Maintenance, Materials and Repairs. Aircraft maintenance, materials and repairs expense decreased 6.7% to $51.5 million in 1997, as compared to $55.2 million in 1996. The cost per ASM decreased by 2.4% to 0.41 cents in 1997, as compared to 0.42 cents in the prior year.

     Repair costs were $4.2 million lower in 1997 as compared to the prior year. This was due to a reduction in both the total number of repairs performed and the average unit cost of repairs between periods. Negotiations were completed in early 1997 with several repair vendors which resulted in reduced unit charges for some repair activity. Additionally, the Company established a maintenance disposition board in late 1996 which carefully reviews significant repair decisions in light of anticipated fleet requirements and the available quantity of serviceable components in stock.

     The cost of expendable parts consumed increased $1.9 million in 1997, as compared to 1996. The increase in the cost of expendable parts consumed was closely related to the Company's heavy maintenance check programs for its fleet, which resulted in several more heavy airframe checks being completed in 1997 than in the previous year.

     The cost of maintenance contract labor increased by $2.3 million in 1997, as compared to 1996. As explained above under 'Salaries, Wages and Benefits,' the Company increased its utilization of maintenance contract labor in 1997 to compensate for some shortages of airframe and powerplant mechanics and engineers.

     The cost of parts loans and exchanges was $1.3 million lower in 1997, as compared to 1996 due to improved internal procedures to limit the need for such loans and exchanges.

     Return condition expenses accrued in 1997 were $1.8 million lower than in 1996, primarily due to the negotiation of new terms and conditions for several aircraft leases during 1997, which eliminated return condition obligations which had existed prior to those negotiations.

     Crew and Other Employee Travel. The cost of crew and other employee travel increased 1.9% to $36.6 million in 1997, as compared to $35.9 million in 1996. During 1997, the Company's average full-time-equivalent cockpit and cabin crew employment was 8.6% lower as compared to the prior year, even though jet block hours decreased by only 6.4% between periods. Although the Company did experience some crew shortages in the first quarter of 1996 associated with severe winter weather, shortages of both cockpit and cabin crews were more chronic in the first nine months of 1997, and per-crew-member travel costs were consequently higher since crews spent greater amounts of time away from their bases to operate the Company's schedule. In addition, average crew travel costs for the U.S. military and specialty charter businesses are much higher than for track charter and scheduled service since these flights more often operate away from crew bases.

     The cost per ASM for crew and other employee travel increased 7.4% to 0.29 cents in 1997, as compared to 0.27 cents in 1996.

     Passenger Service. For 1997 and 1996, catering represented 83.0% and 80.4%, respectively, of total passenger service expense.

     The cost of passenger service increased 0.3% in 1997 to $32.8 million, as compared to $32.7 million in 1996. This change between periods was primarily due to an increase of approximately 8.4% in the average cost to cater each passenger, offset by a decrease of 8.3% in jet passengers boarded to 5,210,578 in 1997, as compared to 5,680,496 in 1996. Catering unit cost increased due to a change in the mix of passengers boarded from fewer scheduled service toward more charter and military passengers; the latter passengers, particularly military, are the most expensive passengers to cater in the Company's business mix. Military and charter passengers accounted for 40.4% of passengers boarded in 1997, as compared to 35.9% of passengers boarded in 1996.

     The cost per ASM of passenger service increased 4.0% to 0.26 cents in 1997, as compared to 0.25 cents in 1996.

     Commissions. Commissions expense decreased 2.2% to $26.1 million in 1997, as compared to $26.7 million in 1996. Scheduled service commissions expense declined by $2.2 million between periods, primarily as a result of the decline in total scheduled service revenues earned, and also as a result of an industry-wide reduction in the standard travel agency commission rate from 10% to 8% during October 1997. Military and commercial charter commissions expense increased by $1.9 million and $0.1 million, respectively, due to the increased level of commissionable revenues earned in those business units in 1997, as compared to 1996.

     The cost per ASM of commissions expense increased by 5.0% to 0.21 cents in 1997, as compared to 0.20 cents in 1996.

     Ground Package Cost. Ground package cost increased 5.5% to $19.2 million in 1997, as compared to $18.2 million in 1996. The increase in cost between periods was primarily due to a 9.4% increase in the number of Ambassadair ground packages sold. There was no material change in the average cost of ground packages sold between years.

     Ground package cost per ASM increased by 7.1% to 0.15 cents in 1997, as compared to 0.14 cents in 1996.

     Other Selling Expenses. Other selling expenses decreased 11.9% to $15.5 million in 1997, as compared to $17.6 million in 1996.

     CRS fees decreased $1.3 million in 1997, as compared to 1996 due to both a 7.7% decrease in total CRS bookings made for the smaller scheduled service business unit between periods, and due to a 14.4% reduction in the average cost of each CRS booking made between years. Toll-free telephone costs decreased $0.7 million between periods due to less usage and lower rates.

     Other selling cost per ASM decreased 7.7% to 0.12 cents in 1997, as compared to 0.13 cents in the previous year.

     Advertising. Advertising expense increased 23.3% to $12.7 million in 1997, as compared to $10.3 million in 1996. The Company incurs advertising costs primarily to support single-seat scheduled service sales and the sale of air-and-ground packages. Advertising support for these lines of business was increased in 1997 consistent with the Company's overall strategy to enhance RASM in these businesses through increases in load factor and yield. Additionally, advertising was comparatively low in the third quarter of 1996 due to the restructuring of numerous scheduled service markets which was initiated in the latter part of that quarter.

     The cost per ASM of advertising increased 25.0% to 0.10 cents in 1997, as compared to 0.08 cents in 1996. This increase in cost per ASM resulted from higher absolute advertising dollars being spent in a period of declining ASMs, but was nevertheless an integral part of the Company's strategy in 1997 to enhance profitability in the scheduled service business.

     Facility and Other Rentals. The cost of facility and other rentals decreased 10.4% to $8.6 million in 1997, as compared to $9.6 million in 1996. There were some changes in specific facilities utilized by the Company between periods, such as the addition of hangar space at Chicago-Midway and the elimination of airport facilities at Boston. The Company also reduced total facility expense between years through the sublease of excess facilities to third parties.

     The cost per ASM for facility and other rentals was unchanged between periods at 0.07 cents.

     Other Operating Expenses. Other operating expenses increased 0.9% to $54.3 million in 1997, as compared to $53.8 million in 1996. Other operating expenses which experienced significant increases between years included (i) the cost of the Chicago Express Agreement; and (ii) the cost of property and sales taxes. Other operating expenses which experienced significant decreases between periods included (i) the cost of insurance; (ii) the cost of data and voice communications; and (iii) the cost of professional consulting fees. Several other categories of other operating expenses were lower in 1997 than in 1996, primarily due to the smaller size of the airline between periods.

     Other operating cost per ASM increased 4.9% to 0.43 cents in 1997, as compared to 0.41 cents in 1996.

     Interest Income and Expense. Interest expense in 1997 increased 111.1% to $9.5 million, as compared to $4.5 million in 1996. The increase in interest expense between periods was primarily due to the change in the Company's capital structure from (i) the offering of the 10 1/2% Notes, and (ii) the implementation of the Credit Facility.

     The capital structure of the Company, prior to completing these new financings, provided for borrowings under the former credit facility to be constantly adjusted to meet the expected cash flow requirements of the Company, thereby minimizing the level of borrowings on which interest would be paid. Under the new capital structure of the Company, the borrowings under the 10 1/2% Notes remain fixed at $100.0 million without regard to actual cash requirements at any point in time. During 1997, the weighted average borrowings were approximately $117.2 million, as compared to $86.1 million in 1996.

     The weighted average effective interest rate applicable to the Company's borrowings in 1997 was 8.06%, as compared to 5.18% in 1996. The increase in the weighted average effective interest rates between years was primarily due to the 10.5% interest rate applicable to the 10.5% unsecured notes, which was higher than the average interest rates applicable to borrowings under the former credit facility.

     In order to minimize the interest expense impact of the 10.5% unsecured notes, the Company invested excess cash balances in short-term government securities and commercial paper and thereby earned $1.6 million in interest income in 1997, an increase of 166.7% over interest income of $0.6 million earned in 1996.


INCOME TAX EXPENSE

     In 1997, the Company recorded $4.5 million in income tax expense applicable to the income before income taxes for that year, while in 1996 income tax credits of $12.9 million were recognized pertaining to the loss before income taxes for that year of $39.6 million. The effective tax rate applicable to 1997 was 73.9%, while the effective tax rate applicable to 1996 was 32.6%.

     Income tax expense and credits in both periods were significantly affected by the non-deductibility for federal income tax purposes of 50% of amounts paid for crew per diem. The effect of this permanent difference on the effective income tax rate for financial accounting purposes becomes more pronounced in cases where before-tax income or loss approaches zero, which was a significant cause for the unusually high effective tax rate in 1997.

     Income tax expense and the effective tax rate for 1997 were also significantly affected by the one-time $2.0 million charge to salaries, wages and benefits in the second quarter of 1997 for the prepaid executive compensation package provided to the Company's former President and Chief Executive Officer. Of the total compensation paid to this former executive of the Company in 1997, approximately $1.7 million was permanently non-deductible against the Company's federal income taxes, and thus constituted an additional significant permanent difference between income for federal income tax purposes and financial accounting income in 1997 which did not exist in 1996.

YEAR ENDED DECEMBER 31, 1996, VERSUS YEAR ENDED DECEMBER 31, 1995

CONSOLIDATED FLIGHT OPERATIONS AND FINANCIAL DATA

     The following table sets forth, for the periods indicated, certain key operating and financial data for the consolidated flight operations of the Company, which includes the consolidated operations of Lockheed L-1011, Boeing 727-200 and Boeing 757-200 aircraft in all of the Company's business units.

                                                                         TWELVE MONTHS ENDED DECEMBER 31,
                                                               ----------------------------------------------------
                                                                  1995          1996       INC (DEC)    % INC (DEC)
                                                               ----------    ----------    ---------    -----------
Departures(b)...............................................       42,815        46,416       3,601         8.41
Block Hours(c)..............................................      126,295       138,114      11,819         9.36
RPMs (000s)(d)..............................................    8,907,698     9,172,438     264,740         2.97
ASMs (000s)(e)..............................................   12,521,405    13,295,505     774,100         6.18
Load Factor(f)..............................................        71.14         68.99       (2.15)       (3.02)
Passengers Enplaned(g)......................................    5,368,171     5,680,496     312,325         5.82
Revenue $(000s).............................................      715,009       750,851      35,842         5.01
RASM in cents(h)............................................         5.71          5.65       (0.06)       (1.05)
CASM in cents(i)............................................         5.56          5.92        0.36         6.47
Yield in cents(j)...........................................         8.03          8.19        0.16         1.99

------------


See footnotes (b) through (j) on pages 24 and 25.


  OPERATING REVENUES

     Total operating revenues in 1996 increased 5.0% to $750.9 million from $715.0 million in 1995. This increase was due to a $24.5 million increase in scheduled service revenues, a $6.7 million increase in military charter revenues, a $1.9 million increase in ground package revenues and a $6.0 million increase in other revenues, partially offset by a $3.1 million decrease in commercial charter revenues.

     Scheduled Service Revenues. The following table sets forth, for the periods indicated, certain key operating and financial data for the scheduled service flight operations of the Company, which includes the consolidated operations of Lockheed L-1011, Boeing 727-200 and Boeing 757-200 aircraft in scheduled service.

                                                                          TWELVE MONTHS ENDED DECEMBER 31,
                                                                 --------------------------------------------------
                                                                   1995         1996       INC (DEC)    % INC (DEC)
                                                                 ---------    ---------    ---------    -----------

Departures(b).................................................      27,573       31,467       3,894         14.12
Block Hours(c)................................................      73,816       85,836      12,020         16.28
RPMs (000s)(d)................................................   4,673,210    4,918,045     244,835          5.24
ASMs (000s)(e)................................................   6,604,087    7,304,897     700,810         10.61
Load Factor(f)................................................       70.76        67.33       (3.43)        (4.85)
Passengers Enplaned(g)........................................   3,304,369    3,551,141     246,772          7.47
Revenue $(000s)...............................................     361,967      386,488      24,521          6.77
RASM in cents(h)..............................................        5.48         5.29       (0.19)        (3.47)
Yield in cents(j).............................................        7.75         7.86        0.11          1.42
Revenue per segment $(k)......................................      109.54       108.83       (0.71)        (0.65)

------------


See footnotes (b) through (k) on pages 24 and 25.





     Scheduled service revenues in 1996 increased 6.8% to $386.5 million from $362.0 million in 1995. Scheduled service revenues comprised 51.5% of total operating revenues in 1996, as compared to 50.6% of operating revenues in 1995. Scheduled service RPMs increased 5.2% to 4.918 billion from 4.673 billion, while ASMs increased 10.6% to 7.305 billion from 6.604 billion, resulting in a reduction in passenger load factor to 67.3% in 1996 from 70.8% in 1995. Yield on scheduled service in 1996 increased 1.4% to 7.86 cents per RPM from 7.75 cents per RPM in 1995. Scheduled service departures in 1996 increased 14.1% to 31,467 from 27,573 in 1995, while passengers boarded increased 7.5% over such period to 3,551,141, as compared to 3,304,369.

     Commercial Charter Revenues. Total commercial charter revenues increased 1.1% to $310.6 million in 1996, as compared to $307.1 million in 1995. Commercial charter revenue growth, prior to scheduled service restructuring in late 1996, was constrained by the dedication of a significant portion of the Company's fleet to scheduled service expansion, including the utilization of two Lockheed L-1011 aircraft for scheduled services to Ireland and Northern Ireland between May and September 1996.

     The analysis of profitability by business unit which was performed by the Company for the six quarters ended June 30, 1996, disclosed that commercial charter components had produced consistent profits over the period studied. The Company's Lockheed L-1011 fleet performed well in a commercial charter environment based upon relatively low frequency of operation and high passenger load factors, and the Boeing 727-200 worked well with certain tour operators. The Company began to implement strategies to improve the financial performance of commercial charter operations in the third and fourth quarters of 1996, and commercial charter flying operations are expected to play a role of growing significance in the Company's business operations.

     The following table sets forth, for the periods indicated, certain key operating and financial data for the commercial charter flying operations of the Company.


                                                                          TWELVE MONTHS ENDED DECEMBER 31,
                                                                 --------------------------------------------------
                                                                   1995         1996       INC (DEC)    % INC (DEC)
                                                                 ---------    ---------    ---------    -----------

Departures(b).................................................      11,324       10,920        (404)       (3.57)
Block Hours(c)................................................      39,451       38,154      (1,297)       (3.29)
RPMs (000s)(d)................................................   3,550,527    3,470,450     (80,077)       (2.26)
ASMs (000s)(e)................................................   4,450,261    4,363,220     (87,041)       (1.96)
Passengers Enplaned(g)........................................   1,839,386    1,854,262      14,876         0.81
Revenue $(000s)...............................................     229,500      226,372      (3,128)       (1.36)
RASM in cents(h)..............................................        5.16         5.19        0.03         0.58


------------


See footnotes (b) through (h) on page 24.


     Commercial charter revenues derived from independent tour operators and specialty charter decreased 1.4% to $226.4 million in 1996, as compared to $229.5 million in 1995. Commercial charter revenues comprised 30.2% of consolidated revenues in 1996, as compared to 32.1% of consolidated revenues in 1995. Commercial charter ASMs decreased 2.0% to 4.363 billion from 4.450 billion, and the RASM on tour operator revenues in 1996 increased 0.6% to 5.19 cents, as compared to 5.16 cents in 1995. Commercial charter passengers boarded increased 0.8% to 1,854,262 in 1996, as compared to 1,839,386 in 1995, and departures decreased 3.6% to 10,920 in 1996, as compared to 11,324 in 1995.

     Military/Government Charter Revenues. The following table sets forth, for the periods indicated, certain key operating and financial data for the military flight business of the Company.


                                                                          TWELVE MONTHS ENDED DECEMBER 31,
                                                                 --------------------------------------------------
                                                                   1995         1996       INC (DEC)    % INC (DEC)
                                                                 ---------    ---------    ---------    -----------

Departures(b).................................................       3,713        3,414        (299)       (8.05)
Block Hours(c)................................................      12,377       12,294         (83)       (0.67)
RPMs (000s)(d)................................................     639,040      665,494      26,454         4.14
ASMs (000s)(e)................................................   1,382,482    1,442,113      59,631         4.31
Passengers Enplaned(g)........................................     198,711      185,575     (13,136)       (6.61)
Revenue $(000s)...............................................      77,500       84,197       6,697         8.64
RASM in cents(h)..............................................        5.61         5.84        0.23         4.10


------------


See footnotes (b) through (h) on page 24.


     Charter revenues derived from the U.S. military increased 8.7% to $84.2 million in 1996, as compared to $77.5 million in 1995. Military charter revenues comprised 11.2% of consolidated revenues in 1996, as compared to 10.8% of consolidated revenues in 1995. U.S. military ASMs increased 4.3% to 1.442 billion from 1.382 billion. The RASM on U.S. military revenues in 1996 increased 4.1% to 5.84 cents as compared to 5.61 cents in 1995. U.S. military passengers boarded decreased 6.6% to 185,575 in 1996, as compared to 198,711 in 1995, and departures decreased 8.1% to 3,414 in 1996, as compared to 3,713 in 1995.

     Ground Package Revenues. Ground package revenues increased 9.3% to $22.3 million in 1996, as compared to $20.4 million in 1995.


     In 1996, total Ambassadair packages sold increased 2.4% as compared to 1995, and the average price of each ground package sold by Ambassadair increased 18.0% as compared to the prior year.


     During 1996, the number of ATA Vacations ground packages sold increased 21.8% as compared to 1995, but the average price of each ground package sold decreased 16.9% as compared to the prior year.

     The average price paid to the Company for a ground package sale is a function of the mix of vacation destinations served, the quality and types of ground accommodations offered, and general competitive conditions with other air carriers offering similar products in the Company's markets. Some ATA Vacations markets experienced price reductions in 1996 due to intense price competition.

     Other Revenues. Other revenues increased 23.5% to $31.5 million in 1996, as compared to $25.5 million in 1995. Approximately $3.8 million of the revenue increase between years was attributable to an increase in the number of block hours of substitute service provided by the Company to other airlines. The remaining increase in other revenues between periods was primarily due to revenue growth in several of the Company's affiliated businesses.

OPERATING EXPENSES

     Salaries, Wages and Benefits. Salaries, wages and benefits expense for 1996 increased 16.2% to $164.0 million from $141.1 million in 1995. Approximately $15.9 million of the increase in 1996 was attributable to the addition of cockpit and cabin crews, reservations agents, base station staff and maintenance staff to support the Company's growth in capacity between periods, and approximately $3.6 million of the increase was attributable to the related growth in employee benefits costs. Average Company full-time-equivalent employees increased by 11.7% in 1996 as compared to the prior year, although the reduction-in-force implemented in late 1996 resulted in approximately 6.1% fewer full-time-equivalent employees in the fourth quarter of 1996, as compared to the fourth quarter of 1995. The Company substantially completed this reduction in force in the fourth quarter of 1996, and recorded $183,000 in related severance costs in 1996.

     Salaries, wages and benefits expense in 1996 was 1.23 cents per ASM, an increase of 8.8% from a cost of 1.13 cents per ASM in 1995. The cost per ASM increased partially as a result of a 3.4% increase in the average rate of pay for the Company's employees as compared to the prior year. In addition, the Company has increased employment in several maintenance and base station locations in lieu of continuing the use of third-party contractors, as it believes it can provide more reliable operations and better customer service at a lower total cost by using its own employees in these selected locations. The Company has experienced related savings in the expense lines of handling, landing and navigation fees, and in aircraft maintenance, materials and repairs, as further described in those following sections.

     In December 1994, the Company implemented a four-year collective bargaining agreement with its flight attendants, which was the first of the Company's labor groups to elect union representation. An additional four-year collective bargaining agreement was ratified by the Company's cockpit crews on September 23, 1996. The pay-related terms of the new cockpit crew agreement were implemented retroactively to August 6, 1996, including, among other things, a rate increase of approximately 7.5% to cockpit crew pay scales for the first year of the new contract.

     Fuel and Oil. Fuel and oil expense for 1996 increased 24.4% to $161.2 million from $129.6 million in 1995, due to an increase in fuel consumed to operate the Company's expanded block hours of flying, an increase in the average price paid per gallon of fuel consumed and the imposition of a 4.3-cent-per-gallon excise tax on jet fuel consumed for domestic use effective October 1, 1995.

     During 1996, the Company consumed 7.4% more gallons of jet fuel for flying operations and flew 9.4% more block hours than in 1995, which accounted for approximately $9.1 million in additional fuel and oil expense between years (excluding price and tax changes). The growth in gallons of fuel consumed was lower than the growth in block hours flown between years due to a change in the mix of block hours flown by fleet type. Of greatest significance was the 4.1% reduction of total block hours flown by the Lockheed L-1011 fleet between periods, since the fuel burn per block hour for this wide-body aircraft is approximately twice as high as the burn rates for the Company's other fleet types.

     During 1996, the Company's average price paid per gallon of fuel consumed (excluding the excise tax described in the following paragraph) increased by 12.8%, as compared to 1995. Fuel price increases paid by the Company reflected generally tighter supply conditions for aviation fuel, which persisted throughout most of 1996 as compared to the prior year. The Company estimates that the year-over-year increase in average price paid for jet fuel resulted in approximately $16.1 million in additional fuel and oil expense between periods.

     On October 1, 1995, the Company became subject to a 4.3-cent-per-gallon excise tax on jet fuel consumed for domestic use by commercial air carriers. The effect of this tax in the first three quarters of 1996, as compared to the first three quarters of 1995, was to increase the Company's cost of jet fuel by approximately $6.4 million.

     Fuel and oil expense for 1996 was 1.21 cents per ASM, an increase of 17.5%, as compared to 1.03 cents per ASM in 1995. The increase in the cost per ASM of fuel and oil expense was primarily a result of higher prices and the new excise tax, partially offset by the expanded use of the more-fuel- efficient twin-engine Boeing 757-200 aircraft in the Company's fleet. During 1996, the Company's Boeing 757-200 aircraft accounted for 29.4% of total block hours flown, as compared to 27.8% of total block hours flown in 1995.

     Handling, Landing and Navigation Fees. Handling, landing and navigation fees decreased by 5.8% to $70.1 million in 1996, as compared to $74.4 million in 1995. During 1996, the average cost per system departure for third-party aircraft handling declined 15.0% as compared to the prior year, and the average cost of landing fees per system departure decreased 12.2% between the same periods.

     Because each airport served by the Company has a different schedule of fees, including variable prices for different aircraft types, average handling and landing fee costs are a function of the mix of airports served as well as the fleet composition of departing aircraft. On average, these costs for narrow-body aircraft are less than for wide-body aircraft, and the average costs at domestic U.S. airports are less than the average costs at most foreign airports. In 1996, 80.6% of the Company's departures were operated with narrow-body aircraft, as compared to 77.6% in 1995, and 81.1% of the Company's departures were from U.S. domestic locations, as compared to 79.6% in 1995.

     Handling costs also vary from period to period according to decisions made by the Company to use third-party handling services at some airports in lieu of using the Company's own employees. During 1996, the Company implemented a policy of 'self-handling' at four domestic U.S. airports with significant operations, which had been substantially handled using third-party contractors in the prior year. This change resulted in lower absolute third-party handling costs for these locations and contributed to lower system average contract handling costs per departure for 1996, as compared to 1995. The Company incurred higher salaries, wages and benefits expense as a result of this policy change, as noted in 'Salaries, Wages and Benefits.'

     The cost per ASM for handling, landing and navigation fees decreased 10.2% to 0.53 cents in 1996 from 0.59 cents in 1995.

     Depreciation and Amortization. Depreciation and amortization expense for 1996 increased 10.6% to $61.7 million from $55.8 million in 1995.

     Depreciation expense attributable to owned airframes and engines, and other property and equipment owned by the Company, increased $2.9 million in 1996 as compared to the prior year. The Company increased its year-over-year ownership of engines and rotable aircraft components to support the expanding fleet, and increased its investment in computer equipment and furniture and fixtures. The Company also placed the west bay of the renovated Midway Hangar No. 2 into service in mid-1996 and incurred increased debt issue costs between years related to debt facility and aircraft lease negotiations completed in 1996.

     Amortization of capitalized engine and airframe overhauls increased $1.9 million in 1996 as compared to the prior year, after including the offsetting amortization of approximately $1.0 million in associated manufacturers' credits. The increasing cost of overhaul amortization reflects the increase in the number of aircraft added to the Company's fleet and the increase in cycles and block hours flown between years.

     The cost of engine overhauls that become worthless due to early engine failures, and which cannot be economically repaired, is charged to depreciation and amortization expense in the period the engine fails. Depreciation and amortization expense attributable to these write-offs increased $1.1 million between years.

     Depreciation and amortization cost per ASM increased 2.2% to 0.46 cents in 1996, as compared to 0.45 cents in 1995.

     Aircraft Rentals. Aircraft rentals expense for 1996 increased 17.4% to $65.4 million from $55.7 million in 1995. This increase was attributable to continued growth in the size of the Company's leased aircraft fleet, although the Company significantly reduced the size of its Boeing 757-200 fleet in the fourth quarter of 1996, as is more fully described in 'Disposal of Assets.'

     The addition of three leased Boeing 757-200 aircraft in the first three quarters of 1996 resulted in approximately $10.6 million of increased aircraft rentals for that time period, as compared to the prior year. The subsequent reduction of this fleet type by a net four units (after including two new deliveries from the manufacturer in December 1996) resulted in a year-over-year fourth quarter reduction of aircraft rent expense of approximately $3.6 million. The reduction in the size of the Boeing 757-200 fleet was an integral component of the Company's restructuring of scheduled service, based upon profitability analysis which disclosed that for some uses of the Boeing 757-200 in the Company's markets prior to restructuring, it was more profitable to substitute other aircraft with lower ownership costs.

     Several additional Boeing 727-200 and Lockheed L-1011 aircraft leased in 1996 contributed $2.8 million and $0.5 million, respectively, in incremental aircraft rentals between years. Aircraft rentals expense was reduced by $0.6 million for the first four months of 1996, as compared to the prior year, due to the purchase of four Pratt & Whitney spare engines in May 1995, which had been previously leased. Due to the elimination of all Pratt & Whitney- powered Boeing 757-200 aircraft from the Company's fleet, the Company reclassified these owned spare engines as 'Assets Held for Sale' in the accompanying balance sheet.

     Aircraft rentals expense for 1996 was 0.49 cents per ASM, an increase of 11.4% from 0.44 cents per ASM in 1995. The period-over-period increase in the size of the Boeing 757-200 fleet was a significant factor in this change, since the rental cost of ASMs produced by this fleet type is significantly higher than for the Company's other aircraft.

     Aircraft Maintenance, Materials and Repairs. Aircraft maintenance, materials and repairs expense decreased 0.4% to $55.2 million in 1996, as compared to $55.4 million in 1995. The cost per ASM decreased by 4.5% to 0.42 cents in 1996, as compared to 0.44 cents in the prior year.

     Although the cost of repairs for repairable and rotable components increased $1.4 million between periods, the cost of expendable parts consumed decreased $2.1 million, and the cost of parts loans and exchanges decreased $0.6 million. Aircraft maintenance, materials and repairs cost was also reduced by $0.8 million in 1996, as compared to 1995, due to a planned reduction in the use of third-party maintenance staff in favor of using more Company maintenance employees for both base and line maintenance activities. The Company incurred higher salaries, wages and benefits expense as a result of this policy change, as noted in a preceding section.

     The cost of the Company's maintenance, materials and repairs remained essentially unchanged in 1996, as contrasted with the 6.2% increase in ASMs between years, and the 9.4% increase in block hours. This favorable comparison is partly due to the significant expansion of the Company's fleet during 1996. When used aircraft are initially brought into the Company's fleet, the cost of maintenance, materials and repairs required to bridge that aircraft into the Company's maintenance program are capitalized. Such expenditures normally extend the available flying hours for that aircraft before routine heavy maintenance, materials and repairs expenses begin to be incurred, although those aircraft begin producing both ASMs and block hours immediately upon acquisition. The more favorable comparison to block hours between years is also indicative of the faster growth in the Company's twin-engine Boeing 757-200 fleet, which is composed of newer and more technologically advanced aircraft which require relatively less routine maintenance than the Company's older three-engine Lockheed L-1011 and Boeing 727-200 fleets. The Boeing 757-200 fleet accounted for 29.4% of block hours in 1996, as compared to 27.8% in 1995.

     Return condition expenses accrued in 1996 were $1.1 million more than in 1995. This increase was primarily due to changes in the mix of aircraft leases and associated return conditions which became effective during 1996, offset by both the extensive restructuring of the Boeing 757-200 fleet and the sale/leaseback of six hushkitted Boeing 727-200 aircraft during 1996 under new lease terms and conditions.

     Crew and Other Employee Travel. The cost of crew and other employee travel increased 14.0% to $35.9 million in 1996, as compared to $31.5 million in 1995. During 1996, the Company increased its average full-time-equivalent crew employment by 4.1% as compared to the prior year, even though departures increased by 8.4% and block hours increased by 9.4% between periods. In the first quarter of 1996, the Company experienced crew shortages, which were exacerbated by severe winter weather, causing significant flight delays, diversions and cancellations. The Company's crew complement in the third quarter of 1996 was again insufficient to effectively operate the flying schedule and resulted in more crew time being spent away from base during that quarter.

     The cost per ASM for crew and other employee travel increased 8.0% to 0.27 cents in 1996, as compared to 0.25 cents in the prior year. This increase in unit cost was approximately equivalent to a 9.0% average increase in the cost per crew member of hotel, positioning and per diem expenses between years.

     Passenger Service. For 1996 and 1995, catering represented 80.3% and 84.9%, respectively, of total passenger service expense. The cost of passenger service decreased 6.0% in 1996 to $32.7 million, as compared to $34.8 million in 1995. Although total passengers boarded increased by 5.8% to 5,680,496 in 1996, as compared to 5,368,171 in 1995, the average cost to cater each passenger declined 19.1% between years due to a planned reduction in catering service levels in select charter and scheduled service markets beginning in the second quarter of 1995. This cost reduction was partially offset by a 6.6% decrease in military passengers boarded between years, which are the most expensive passengers to cater in the Company's business mix.

     The cost of servicing passengers who were inconvenienced by flight delays and cancellations increased by $1.4 million between years. Approximately $0.7 million of this increase was incurred in association with the severe winter weather and consequent flight schedule disruptions which occurred in the first quarter of 1996.

     The cost per ASM of passenger service decreased 10.7% to 0.25 cents in 1996, as compared to 0.28 cents in the prior year. The lower cost per ASM was primarily due to the lower cost of catering per passenger boarded, partially offset by the higher cost per ASM of servicing inconvenienced passengers.

     Commissions. Commissions expense increased 7.7% to $26.7 million in 1996, as compared to $24.8 million in 1995. The primary reason for the increase between years was the corresponding increase in scheduled service revenues earned, approximately two-thirds of which was generated through travel agencies which received a commission on such sales. The cost per ASM of commissions expense was unchanged at 0.20 cents for both 1996 and 1995.

     Ground Package Cost. Ground package cost increased 14.5% to $18.2 million in 1996, as compared to $15.9 million in 1995. This increase in cost was primarily due to the increase in the number of ground packages sold between periods. In 1996, Ambassadair sold 2.4% more ground packages, and ATA Vacations sold 21.8% more ground packages, than in 1995. The average cost of each ground package sold by Ambassadair increased 19.9% between years, while the average cost of each ground package sold by ATA Vacations decreased by 11.2% between periods.

     Ground package cost per ASM increased by 7.7% to 0.14 cents in 1996, as compared to 0.13 cents in 1995, reflecting the comparatively faster growth in ground package sales produced by Ambassadair and ATA Vacations as compared to the overall ASM growth of the Company between years.

     Other Selling Expenses. Other selling expenses increased 18.1% to $17.6 million in 1996, as compared to $14.9 million in 1995. Approximately $1.1 million and $0.2 million, respectively, of this increase was attributable to more credit card discounts and CRS fees incurred to support the growth in scheduled service between years. Another $1.2 million of the increase was due to higher usage of toll-free telephone service between periods, some of which was associated with the accommodation of passengers onto other carriers' flights due to the Company's reduction of scheduled service in the third and fourth quarters of 1996. Other selling cost per ASM increased 8.3% to 0.13 cents in 1996, as compared to 0.12 cents in 1995.

     Advertising. Advertising expense increased 15.7% to $10.3 million in 1996, as compared to $8.9 million in 1995. Advertising support for single-seat scheduled service and ground package sales increased consistent with the growth in associated revenues and the need to meet competitive actions in the Company's markets. The cost per ASM of advertising increased 14.3% to 0.08 cents in 1996, as compared to 0.07 cents in 1995.

     Facilities and Other Rentals. The cost of facilities and other rentals increased 29.7% to $9.6 million in 1996, as compared to $7.4 million in 1995. The increase in expense noted for 1996 was partly attributable to higher facility costs resulting from the Company becoming a signatory carrier at Orlando International Airport, together with a year-over-year increase in facility costs for Boston operations prior to the elimination of scheduled service at Boston in the fourth quarter of 1996. The increased facility costs at Orlando International Airport have associated savings in lower handling and landing fees for the Company's flights at that airport.

     Also in 1996, the Company incurred higher facility rental expense in association with the late 1995 sale/leaseback of the Indianapolis hangar to the City of Indianapolis, for the Chicago-Midway Hangar No. 2 and for the new Chicago reservations facility, which was first occupied in September 1995.

     The cost per ASM for facility and other rents increased 16.7% to 0.07 cents in 1996, as compared to 0.06 cents in 1995.

     Disposal of Assets. During the third quarter of 1996, the Company committed to a plan to dispose of up to seven Boeing 757-200 aircraft. A letter of intent was signed with a major lessor on July 29, which included the cancellation of operating leases on five aircraft and the return of those aircraft to the lessor before the end of 1996. Negotiations also commenced with a major lessor during the third quarter for the cancellation of operating leases on two additional aircraft in 1996.

     During the third quarter, the Company recorded an estimated loss on disposal of the initial five aircraft according to the terms and conditions negotiated and agreed in the letter of intent.These aircraft transactions were all completed during the fourth quarter of 1996, at which time the estimated loss on disposal was reduced by $0.2 million to an actual loss of $4.5 million.

     The source of the loss on the termination of these aircraft leases was primarily from the write-off of the unused net book value of the associated airframe and engine overhauls. For several aircraft, the Company was required to meet additional maintenance return conditions associated with airframes and engines, the cost of which was charged to the loss on disposal. These costs were partially offset by cash proceeds received from the lessor and by the application of associated deferred aircraft rent credits and manufacturers' credits.

     In addition to these costs, the Company also owned four spare Pratt & Whitney engines, together with consumable, repairable and rotable components specific to the Pratt & Whitney-powered Boeing 757-200s. The net book value of these engines and parts approximated $14.1 million as of December 31, 1996, and were reclassified as Assets Held For Sale in the accompanying balance sheet.

     Other Expenses. Other operating expenses increased 15.6% to $54.0 million in 1996, as compared to $46.7 million in 1995. Significant components of the year-over-year variance included increases in substitute service and passenger reprotection costs, professional fees, data communications costs, insurance costs and consulting fees in connection with the detailed route profitability study.

     Other operating cost per ASM increased 10.8% to 0.40 cents in 1996, as compared to 0.37 cents in 1995.

INCOME TAX EXPENSE

     In 1996, the Company recorded $12.9 million in tax credits applicable to the loss before income taxes for that year, while income tax expense of $6.1 million was recognized pertaining to income before income taxes for 1995. The effective tax rate applicable to tax credits in 1996 was 32.6%, and the effective tax rate for income earned in 1995 was 41.8%. The Company's effective income tax rates were unfavorably influenced by the permanent non-deductibility from taxable income of 50% of crew per diem expenses incurred in both years. The impact of this permanent difference on effective tax rates becomes more pronounced as taxable income or loss approach zero.

LIQUIDITY AND CAPITAL RESOURCES


     Cash Flows. The Company has historically financed its working capital and capital expenditure requirements from cash flow from operations and long-term borrowings from banks and other lenders. As described further below, in the third quarter of 1997 the Company completed two separate financings designed to lengthen the maturity of its long-term debt and diversify its credit sources, including the issuance of unsecured notes and a revolving credit facility that had an extended maturity, lower interest rate and less restrictive covenants than the former credit facility.



     In the six months ended June 30, 1998 and 1997, net cash provided by operating activities was $91.3 million and $38.0 million, respectively. The increase in cash provided by operating activities between periods was attributable to such factors as increased earnings and related deferred income taxes, higher depreciation and amortization, growth in scheduled service air traffic liability associated with advanced ticket sales, higher accrued expenses and other factors.



     Net cash used in investing activities was $67.7 million and $40.7 million, respectively, for the six month periods ended June 30, 1998 and 1997. Such amounts primarily included capital expenditures totaling $67.0 million and $36.7 million, respectively, in the six month periods ending June 30, 1998 and 1997 for engine and airframe overhauls, airframe improvements, hushkit installations and the purchase of rotable parts. In addition, during the three months ended June 30, 1998 the Company spent approximately $3.7 million towards the purchase and refurbishment of an additional Lockheed L-1011-100 aircraft, which is expected to cost a total of approximately $7.0 million by the end of the third quarter of 1998.



     Net cash used in financing activities was $15.5 million and $5.3 million, respectively, for the six months ended June 30, 1998 and 1997. Debt repayments in the 1998 period included $4.8 million to repay a short-term note issued in connection with the purchase of a Boeing 727-200 aircraft in December 1997, plus $10.6 million in other debt repayments.


     For 1995, 1996 and 1997, net cash provided by operating activities was $87.1 million, $32.2 million and $99.9 million, respectively. The increase in cash provided by operating activities between 1996 and 1997 was attributable to such factors as increased earnings, growth in scheduled service air traffic, liability associated with advanced ticket sales, the liquidation of certain assets held for sale, and other factors. The decrease in cash provided by operating activities between 1995 and 1996 was due primarily to the lower profitability between years, coupled with the reduction in air traffic liability associated with the 1996 restructuring of scheduled service.

     Net cash used in investing activities was $44.0 million, $63.2 million and $76.1 million, respectively, for 1995, 1996 and 1997. Such amounts included cash capital expenditures totaling $57.8 million in 1995, $69.9 million in 1996, and $84.2 million in 1997 for engine overhauls, airframe improvements and the purchase of rotable parts. Cash capital expenditures were supplemented with other capital expenditures, financed directly with debt, totaling $31.7 million in 1995, $0.0 million in 1996 and $35.4 million in 1997. The $35.4 million in new debt issued in 1997 was to directly finance the purchase of one Boeing 757-200 aircraft and one Boeing 727-200 aircraft, both of which had previously been subject to leases accounted for as operating leases.

     Net cash provided by (used in) financing activities was ($12.1) million, $11.6 million and $6.9 million, respectively, in 1995, 1996 and 1997. Debt proceeds in the 1997 period included $100.0 million in proceeds from the issuance of the 10 1/2% Notes and $34.0 million in proceeds from borrowing against the Credit Facility. Debt proceeds in the 1996 period primarily included the addition of $15.0 million in revolving credit facility availability for financing the installation of hushkits on Boeing 727-200 aircraft. Payments on long-term debt in the 1997 period primarily included the full repayment of the former credit facility of $122.0 million.


     Aircraft and Fleet Transactions. In November 1994, the Company signed a purchase agreement for six new Boeing 757-200s which, as subsequently amended, now provides for seven total aircraft to be delivered between late 1995 and late 1998. In conjunction with the Boeing purchase agreement, the Company entered into a separate agreement with Rolls-Royce Commercial Aero Engines Limited for 15 RB211-535E4 engines to power the seven Boeing 757-200 aircraft and to provide one spare engine. Under the Rolls-Royce agreement, which became effective January 1, 1995, Rolls-Royce has provided the Company various spare parts credits and engine overhaul cost guarantees. If the Company does not take delivery of the engines, a prorated amount of the credits that have been used are required to be refunded to Rolls-Royce. The aggregate purchase price under these two agreements is approximately $50.0 million per aircraft, subject to escalation. The Company accepted delivery of the first five aircraft under these agreements in September and December 1995, November and December 1996, and

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November 1997, all of which were financed under leases accounted for as operating leases. The final two deliveries under this agreement are scheduled for July 1998 and December 1998. Advanced payments totaling approximately $12.6 million ($6.3 million per aircraft) are required prior to delivery of the two remaining aircraft, with the remaining purchase price payable at delivery. As of June 30, 1998 and 1997 the Company had recorded $12.6 million and $7.5 million, respectively, in advanced payments applicable to aircraft scheduled for future delivery. The Company intends to finance the remaining two deliveries under this agreement through sale/leaseback transactions accounted for as operating leases.



     The Company purchased an additional Rolls-Royce-powered Boeing 757-200 aircraft from an aircraft lessor in September 1997, financing this purchase through a payment of cash and the issuance of a $30.7 million note which, as amended, matures on July 15, 1999. The note requires monthly payments of $400,000 in principal and interest from October 15, 1997 through June 15, 1999, with the balance due at maturity.



     In the fourth quarter of 1997, the Company purchased a Boeing 727-200 aircraft which had been previously financed by the Company through a lease accounted for as an operating lease, financing this purchase through the issuance of a short-term note and a payment of cash. The Company currently expects to finance this aircraft through a sale/leaseback transaction accounted for as an operating lease in 1998.



     In the second quarter of 1998, the Company paid $3.7 million toward the purchase and refurbishment of one Lockheed L-1011-100 aircraft, which is expected to cost a total of approximately $7.0 million before being placed into service in the third quarter of 1998.


  10 1/2% SENIOR NOTES DUE 2004

     The following summary of the material provisions of the 10 1/2% Notes does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the 10 1/2% Indenture (as defined) and the other applicable documentation, copies of which are available from the Company upon request.

     The 10 1/2% Notes were issued on July 24, 1997 in the aggregate principal amount of $100.0 million and will mature on August 1, 2004. The 10 1/2% Notes are unsecured senior obligations of the Company unconditionally guaranteed on an unsecured basis by ATA and the Company's other operating subsidiaries.

     The 10 1/2% Notes are redeemable, at the Company's option, in whole or in part, at any time on or after August 1, 2002, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month period beginning on August 1 of the years indicated below:

                                  YEAR                                     PERCENTAGE
------------------------------------------------------------------------   ----------

2002....................................................................     105.250%
2003....................................................................     102.625%

     In addition, at any time prior to August 1, 2000, the Company may redeem up to 35% of the original aggregate principal amount of the 10 1/2% Notes with the proceeds of one or more sales of common stock, at any time or from time to time in part, at a redemption price equal to 110.500% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption, provided that at least $65 million of aggregate principal amount of 10 1/2% Notes remains outstanding immediately after such redemption.

     Under the Indenture relating to the 10 1/2% Notes (the '10 1/2% Indenture'), the Company is subject to covenants, including, among other things, limitations on: (i) the incurrence of indebtedness; (ii) the making of certain restricted payments; (iii) the creation of restrictions on the payment by certain subsidiaries of dividends and certain other payments; (iv) the issuance and sale of capital stock by certain subsidiaries; (v) the issuance of guarantees by certain subsidiaries; (vi) certain transactions with shareholders and affiliates; (vii) the creation of liens on certain assets or properties;
(viii) certain types of sale/leaseback transactions (however the 10 1/2% Indenture does not generally restrict the ability to enter into operating leases); and (ix) certain asset sales. Additionally, the Company will have to

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consummate an offer to purchase the outstanding 10 1/2% Notes at a price equal to 101% of the principal amount thereof, plus accrued interest (if any), upon the occurrence of a change in control (for purposes of the 10 1/2% Indenture, a change of control will occur when a person or group acquires more than 35% of total voting power of the voting stock of the Company and such ownership represents a greater percentage of total voting power of the voting stock of the Principal Selling Shareholder and his affiliates and either (i) there is a downgrade or potential downgrade of any of the Company's securities or (ii) individuals who were directors of the Company on July 24, 1997 (or individuals whose nominations by the directors for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors in office on July 24, 1997) cease to constitute a majority of directors then in office).

     The 10 1/2% Indenture contains various events of default, including (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with certain covenants contained in the 10 1/2% Indenture, (iii) the failure to pay at maturity or upon acceleration of more than $10 million in aggregate of other indebtedness, (iv) failure to pay more than $10 million of judgments that have not been stayed by appeal or otherwise and (v) certain events including the bankruptcy of the Company or certain of its subsidiaries.

  CREDIT FACILITIES

     The following summary of the material provisions of the Credit Facility does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the Credit Facility, a copy of which is available from the Company upon request.

     ATA is the borrower under the Credit Facility which is guaranteed by the Company and each of the Company's other subsidiaries (including future subsidiaries). The Credit Facility provides for a $50 million revolving line of credit, including up to $25 million for stand-by letters of credit. The Credit Facility will terminate, and all amounts borrowed thereunder will become due and payable on April 1, 2001. Borrowings under the Credit Facility are secured by certain Lockheed L-1011 aircraft and engines and such additional assets as may be required to provide a loan to value ratio not in excess of 75%.

     So long as no event of default (as defined in the Credit Facility) is continuing, borrowings under the Credit Facility bear interest, at the option of ATA, at either (i) LIBOR plus 1.50% to 2.50% (depending on certain financial ratios) or (ii) the Agent Bank's prime rate plus 0% to 0.50% (depending on certain financial ratios). ATA incurs a quarterly commitment fee ranging from 0.25% to 0.50% per annum on the average unused portion of the commitment (depending on certain financial ratios).

     The Credit Facility contains covenants which, absent the prior written consent of the Required Banks (as defined in the Credit Facility), among other things, limit the amount of debt that the Company, ATA or any of their subsidiaries may incur, limit the placement of liens on the Company's, ATA's or any of their subsidiaries' assets, restrict the ability of the Company, ATA or any of their subsidiaries to make capital expenditures, restrict the payment of dividends, distributions to stockholders and other similar payments, restrict the ability of the Company, ATA or any of their subsidiaries to merge with or into another person or sell or dispose of their assets and prevent the Company, ATA or any of their subsidiaries from prepaying or redeeming indebtedness, including the 10 1/2% Notes. Further, covenants require that, for specified periods, ATA maintain a minimum tangible net worth of at least $50 million plus 50% of net profits as of the end of each fiscal quarter, certain specified ratios of cash flow to interest expense and aircraft rentals, and total adjusted liabilities to tangible net worth.

     The Company has recently amended the Credit Facility such that, effective on the closing of the Offering, events of default thereunder include, among other things, (i) a reduction below 21% in J. George Mikelsons' or his heirs' beneficial ownership of the Company's outstanding capital stock, or (ii) a reduction below 51% in the Company's beneficial ownership of ATA's outstanding capital stock.


     As of June 30, 1998, the Company had borrowed $25.0 million against its existing credit facility, all of which was repaid on July 1, 1998. As of June 30, 1997, the Company had borrowed $112.0 million against its existing credit facility, of which $57.0 million was repaid on July 1, 1997.

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     The Company also maintains a $5.0 million revolving credit facility for its short-term borrowing needs and for securing the issuance of letters of credit. Borrowings against this credit facility bear interest at the lender's prime rate plus 0.25% per annum. There were no borrowings against this facility as of June 30, 1998 and 1997; however, the Company did have outstanding letters of credit secured by this facility aggregating $3.3 million and $3.6 million, respectively. No amounts had been drawn against letters of credit at June 30, 1998 or 1997.



     Assets Held for Sale. At June 30, 1998 the Company had classified $7.2 million in net book value of two spare Pratt & Whitney engines as Assets Held for Sale in the accompanying balance sheet. In July 1997, the Company sold two similar spare Pratt & Whitney engines, and during the first quarter of 1998 also sold related Pratt & Whitney parts and materials, neither of which sale resulted in a material gain or loss. The net book value of the two remaining spare engines approximates fair market value, and the Company continues to market these engines to users of the Pratt & Whitney power plants.



     Stock Repurchase Program. In February 1994, the Board of Directors approved the repurchase of up to 250,000 shares of the Company's common stock. Between 1994 and 1996, the Company repurchased 185,000 shares of common stock under this program. No shares were repurchased during 1997 or the first quarter of 1998. In the second quarter of 1998, the Company repurchased 8,506 shares for the purpose of allowing individuals with restricted stock to pay required taxes.



     Aircraft Purchase Commitments and Options. The Company has signed purchase agreements to acquire 15 Boeing 727-200ADV aircraft at agreed prices. Thirteen of these aircraft are currently leased by the Company. The other two aircraft, currently on lease to another airline, may be purchased in either February, August or October 1999, depending upon the exercise of lease extension options available to the current lessee. The Company currently intends to install engine hushkits on these Boeing 727-200 aircraft in order to meet federal stage three noise regulations for its fleet by December 31, 1999.



     The Company has entered into a letter of intent to acquire up to five Lockheed L-1011-500 aircraft for delivery between late 1998 and late 1999. If the terms of the letter of intent are satisfied, these additional wide-body aircraft may be used in both commercial and military/government charter business units to serve market opportunities in Asia, South America and Europe.


YEAR 2000

     Until recently, many computer programs were written to store only two digits of year-related date information in order to make the storage and manipulation of such data more efficient. Programs which use two digit date fields, however, may not be able to distinguish between such years as 1900 and 2000. In some circumstances this date limitation could result in system failures or miscalculations, potentially causing disruptions of business processes or system operations. The date field limitation is frequently referred to as the 'Year 2000 Problem.'


     The Year 2000 Project. In the fourth quarter of 1997 the Company initiated a Year 2000 Project to address this issue. During the first quarter of 1998 the Company inventoried its internal computer systems, facilities infrastructure, aircraft components and other hardware, and completed a year 2000 risk assessment for these items. Year 2000 Projects have been created and prioritized, and plans in high-risk areas are currently in the process of being completed. The Company is also participating on the Year 2000 Committee of the Air Transport Association, an airline industry trade association. This committee represents most major U.S. airlines and is evaluating the year 2000 readiness of federal, state and local governments to provide reliable operations for airports and air traffic control systems beyond December 1999.



     Renovation, testing and implementation of systems for year 2000 readiness is now in progress and will be ongoing through the end of 1999, although mission-critical systems and interfaces are targeted for completion by July 1999. Renovation of systems will include several different strategies such as the conversion, replacement, upgrade or elimination of selected hardware platforms, applications, operating systems, databases, purchased packages, utilities and internal and external interfaces. The Company plans to use both internal and external consulting resources to complete these modifications.

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     Computer Infrastructure. The Company currently uses approximately 650 separate computer infrastructure components to support various aspects of its world-wide operations. Such components include major software packages (both purchased and internally developed), operating systems for computers, computer hardware and peripheral devices, and local and wide-area communications networks. Based upon the Company's risk assessment completed in the first quarter of 1998, it currently believes that over 50% of its computer infrastructure components are fully compliant with year 2000 standards. Approximately 170 projects have been identified to address components which are not believed to be year 2000 compliant and to test those components believed to be compliant. Although work on non-critical components will continue throughout 1999, the Company plans to ensure compliance of all mission-critical components by July 1999, and all forward-looking systems prior to the date when they might be impacted.

     Properties and Facilities Infrastructure. The Company currently uses approximately 40 computer-dependent systems in its properties and facilities for such purposes as providing heat and light, electrical power and security. These systems were inventoried during the first quarter of 1998, and all maintenance contracts were also evaluated. The Company presently believes that there are no significant issues for these systems which would prevent achieving year 2000 readiness by the end of 1999. A certification of compliance is being requested from each supplier associated with these systems, and the Company has prepared approximately 25 project plans to test the year 2000 readiness of these systems.

     Aircraft Computer Components. The Company is dependent upon a number of computer devices on board its aircraft which are used to support such activities as radio communications, air navigation, and certain flight instruments and controls, among other things. These devices are supplied by large third party vendors such as aircraft manufacturers and avionics and aircraft parts suppliers. The Company has completed a year 2000 assessment of these devices in cooperation with the third party vendors, and currently believes that only a small number of aircraft computer components are not presently year 2000 compliant. The Company is in the process of obtaining year 2000 compliance certification from these vendors, as well as determining what corrective steps will be needed to bring all such components into compliance with year 2000 standards.

     Vendor and Supplier Readiness. The Company is dependent upon a number of vendors and suppliers to provide essential goods and services to operate the Company's flight schedule throughout the world. For example, the Company consumed over 200 million gallons of jet fuel in 1997 which was supplied by several dozen vendors at hundreds of delivery points throughout the world. Fuel vendors are dependent upon a large number of computer devices in providing these services to the Company, and the failure of such devices to operate correctly during and after the year 2000 could result in the inability of such suppliers to meet their fuel delivery commitments to the Company, in which case the Company could suffer serious disruptions to its flight schedule due to lack of fuel. The Company is therefore communicating with all such major vendors and suppliers to ascertain what actions these vendors are taking to ensure their readiness to provide essential goods and services to the Company after 1999. The Company is requesting written certification of year 2000 readiness from all essential suppliers, and will further take such steps as it believes are necessary to validate such compliance.

     Domestic and International Airports. The Company flies to over 400 individual airports world-wide each year. The smooth operation of many airports used by the Company is highly dependent upon computer systems and hardware devices. Such airports are typically operated by governmental or quasi-governmental agencies, both foreign and domestic, who are primarily responsible for the installation and operation of all computer devices at those airports. Computers and software packages control such aspects of airport operations as radar tracking of aircraft, instrument landing systems, air and ground communications, runway lighting, baggage delivery, environmental controls such as heat and lighting, passenger security screening, and arrivals and departures data display.

     Other governmental agencies use computers to provide essential services at airports, such as customs and immigration screening and weather reporting. The safe and efficient operation of the Company's aircraft in airspace between airports is also highly dependent on computer systems and hardware which are operated and maintained primarily by domestic and foreign governmental agencies.

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In the United States, the Federal Aviation Administration has primary responsibility for the operation of the domestic air traffic control system, including regional air traffic control and radar systems.

     As a member of the Air Transport Association Year 2000 Committee, the Company is participating with other airlines to test and validate the year 2000 readiness of the air transportation infrastructure such as airports and air traffic control systems. At present, no comprehensive inventory and risk assessment of airport and air traffic control systems has been completed, and therefore the Company cannot determine to what degree, if any, the air transportation infrastructure is at risk of failing to meet year 2000 readiness standards. In addition, the Company cannot presently estimate what cost, if any, will be incurred by the Company to make modifications to its aircraft or other systems or hardware to comply with requirements which may be imposed before the year 2000 by governmental agencies as part of their efforts to prepare for operations in the year 2000 and beyond.


     Estimated Costs of Achieving Year 2000 Readiness. Based upon all data currently available to the Company, it presently estimates that the total cost of meeting year 2000 standards, including computer and facilities infrastructure, aircraft and airports, will range between $6.0 and $8.0 million. Such estimated cost includes approximately $4.0 million in expenditures to acquire new software and hardware to replace non-compliant computer devices, as well as from $2.0 to $4.0 million in labor and related expenses to perform all year 2000 project work to insure the readiness of remaining computer devices for operation after 1999. The range of labor cost estimates between $2.0 and $4.0 million is due to the different costs of internal and external labor needed to perform this work, as well as the potential increase in all technology labor costs due to year 2000-related skills shortages which may occur before the end of 1999. Approximately 40% of the aforementioned costs are related to the cost of already budgeted 1998 systems upgrade or replacement projects which are being pursued for reasons other than year 2000 compliance, however, year 2000 compliance will be one of the by-products. It is possible that the Company will determine that additional costs beyond those estimated above will be required to complete all year 2000 activities as testing and implementation proceeds through the end of 1999. The Company expects to incur most of these costs during 1998 and 1999, with no significant portion of these costs having been incurred in 1997.

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                                    BUSINESS


     The Company is the eleventh largest passenger airline in the United States (based on 1997 revenues) and is a leading provider of airline services in selected market segments. The Company is also the largest commercial charter airline in the United States and the largest charter provider of passenger airline services to the U.S. military, in each case based on revenues. For the year ended December 31, 1997, the revenues of the Company consisted of 47.5% scheduled service, 29.1% commercial charter service and 16.7% military charter service, with the balance derived from related travel services.


SCHEDULED SERVICE


     The Company provides scheduled service through ATA to selected destinations primarily from its gateways at Chicago-Midway, Indianapolis and Milwaukee and also provides transpacific services between the western United States and Hawaii. The Company focuses on routes where it believes it can be a leading provider of non-stop service and targets leisure and value-oriented business travelers. In the fourth quarter of 1997, according to the most recently available DOT statistics, the Company was the leading carrier on over 65% of its non-stop scheduled service routes and one of the top two carriers on over 95% of its non-stop scheduled service routes.


     The Company believes that it has significant competitive advantages in each of its primary markets:

      Chicago-Midway, the Company's largest and fastest growing gateway, represented approximately 44% of the Company's total scheduled service capacity in 1997. The Company is the number one carrier in terms of market share in 9 out of its 10 non-stop routes from Chicago-Midway. The Company believes its service at this gateway would be difficult to replicate because of limited available airport capacity and airport restrictions which require higher performance aircraft on the majority of the Company's routes. The Company's market position is also enhanced by Chicago-Midway's proximity to downtown Chicago and a substantial population within the metropolitan region, as well as the severe airspace constraints at Chicago-O'Hare. The Company began service at Chicago-Midway in December 1992.

      Hawaii represented approximately 25% of the Company's total scheduled service capacity in 1997. The Company believes it is the lowest cost provider of scheduled service between the western United States and Hawaii, which is critical in this price sensitive, predominantly leisure-oriented market. Furthermore, approximately 80% of the Company's capacity in the Hawaiian market is prepurchased by the nation's largest independent Hawaiian tour operator, which assumes capacity, yield and fuel risk. The Company has served the Hawaiian market since 1974 through its commercial charter operations and since 1987 through its scheduled service operations.

      Indianapolis represented approximately 21% of the Company's total scheduled service capacity in 1997. The Company began scheduled service from Indianapolis in 1986 and believes that it benefits from being perceived as the hometown airline. The Company is the number one provider in terms of market share in 8 of its 9 non-stop routes from Indianapolis. In Indianapolis, the Company operates Ambassadair, the nation's largest travel club with approximately 35,000 individual or family memberships, providing the Company with a local marketing advantage similar to a frequent flier program.

      Milwaukee represented approximately 6% of the Company's total scheduled service capacity in 1997. The Company believes it enjoys a significant cost advantage versus its competitor in this market and consequently is able to offer what it believes to be the only low fare alternative on most of the routes it serves from Milwaukee and therefore. The Company has served Milwaukee since 1980 through its commercial charter operations and since December 1993 through its scheduled service operations.

COMMERCIAL CHARTER SERVICE

     The Company is the largest commercial charter airline in the United States and provides services throughout the world, primarily to U.S., South American and European tour operators. The Company

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seeks to maximize the profitability of these operations by leveraging its leading market position, diverse aircraft fleet and worldwide operating capability. Management believes its commercial charter services are a predictable source of revenues and operating profits in part because its commercial charter contracts require tour operators to assume capacity, yield and fuel price risk, and also because of the Company's ability to readily re-deploy assets into favorable markets.

     The Company's commercial charter services are marketed and distributed through a network of domestic and international sales offices with an emphasis primarily on tour operators. The Company benefits from long-term relationships with many such operators and under its commercial charter contracts the Company provides repetitive round-trip flights for specified periods ranging from several weeks to several years.

MILITARY/GOVERNMENT CHARTER SERVICE

     The Company has provided passenger airline services to the U.S. military since 1983 and is currently the largest charter provider of these services. Management believes that because these operations are generally less seasonal than leisure travel, they have tended to have a stabilizing impact on the Company's operating margins. The U.S. government awards one year contracts for its military charter business and pre-negotiates contract prices for each type of aircraft that a carrier makes available. The Company believes that its fleet of aircraft, particularly its Boeing 757-200ERs, is well suited to the needs of the military for long-range service.

STRATEGY

     The Company intends to enhance its position as a leading provider of passenger airline services to selected markets where it can capitalize on its competitive strengths. The key components of this strategy are:

          Participate in Markets Where it Can Be a Leader. The Company focuses on markets where it can be a leading provider of airline services. In scheduled service, the Company concentrates on routes where it can be the number one or number two carrier. The Company achieves this result principally through superior non-stop schedules, value-oriented service, focused marketing efforts and certain airport and aircraft advantages. The Company is the leading provider of commercial and military charter services in large part because of its variety of aircraft types, superior operational performance and its worldwide service capability combined with a proven history of reliable service and long standing relationships with its customers.

          Maintain Low Cost Position. For 1997, the Company's operating cost per ASM of 6.09[c] was the lowest among large U.S. passenger airlines. The Company believes that its low cost structure provides a significant competitive advantage, allowing it to operate profitably while pricing competitively in the scheduled service and commercial and military charter markets. The Company believes its low cost position is primarily derived from its simplified product, route structure, low aircraft ownership costs and low overhead costs.

          Target Growth Opportunities. The Company intends to expand its operations selectively in areas where it believes it can achieve attractive financial returns. The Company will focus scheduled service growth principally on Chicago-Midway, where the Company intends to increase frequencies to certain existing destinations and add approximately 3 to 5 new markets (including New York-LaGuardia, where service began from Chicago-Midway on July 7, 1998) over the next 18 months. To support this expansion, the Company plans to acquire or lease up to 5 additional aircraft (up to 3 Boeing 757s and 2 Boeing 727s). In its commercial and military charter service, the Company has a letter of intent to purchase 5 Lockheed L-1011-500s, which the Company expects will provide a market advantage, enabling it to offer a low capital cost long-range aircraft seating 307 passengers. This will allow the Company to compete for business that it cannot now accommodate (e.g., non-stop service to destinations in South America, Europe and Asia) and that most competitors can only serve using a larger aircraft, such as the Boeing 747 or DC-10, which are often viewed as too large in both the commercial and military charter markets. The Company believes the combined effect of fleet additions and increased asset utilization will result in

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     approximately 10% and 15% ASM growth in 1998 and 1999, respectively. In addition, the Company considers, from time to time, possible acquisitions of related businesses, or interests therein, that could enhance the Company's competitive position.

INDUSTRY OVERVIEW

  SCHEDULED AIRLINE SERVICE

     In the United States, the scheduled airline business is dominated by major scheduled airlines, many of which have developed numerous hub-and-spoke route systems where long-haul traffic is served via connections in one or more central hub airports. As a result of this structure, many smaller cities or airports are not served by direct or non-stop flights to leisure destinations and many secondary leisure destinations do not receive direct or non-stop service from more than a few major U.S. cities. Unlike most of the major scheduled airlines, the Company, as well as certain other airlines, has focused on low frequency non-stop or direct service from its principal gateways to leisure destinations where there is little or no competing direct or non-stop service. The Company intends to continue to pursue this strategy, and has recently announced the expansion of non-stop service from Chicago-Midway to Denver, Dallas/Fort Worth, San Juan and New York-LaGuardia.

  COMMERCIAL CHARTER AND MILITARY AIRLINE SERVICE

     In the United States, the passenger charter airline business involves both the major scheduled airlines, as well as a number of U.S. and non-U.S. charter airlines. Historically, charter airlines have supplemented the service provided by scheduled airlines by providing specialized service at times of peak demand. U.S. charter airlines have also provided service to the military both in times of peak demand, such as the Persian Gulf War, and on a longer-term basis to supplement the U.S. military's own aircraft fleet. Based on DOT statistics, total charter flights by all U.S. airlines represented less than 2.5% of all ASMs flown within the United States during the twelve months ended December 31, 1997.

     In general, charter airlines have a lower cost than scheduled airlines. Unlike most scheduled airlines, charter airlines do not invest heavily in advertising and marketing, maintain a sizeable and complex reservations system or maintain extensive airport support facilities in a large number of locations. In addition, charter airlines generally operate with lower overall employment costs and higher average load factors than scheduled airlines.

THE COMPANY'S AIRLINE OPERATIONS

  SERVICES OFFERED

     The Company generally provides its airline services to its customers in the form of charter and scheduled service. The following table provides a summary of the Company's major revenue sources for the periods indicated:


                                                                                           SIX MONTHS
                                                                                             ENDED
                                                 YEAR ENDED DECEMBER 31,                    JUNE 30,
                                      ----------------------------------------------    ----------------
                                       1993      1994      1995      1996      1997      1997      1998
                                      ------    ------    ------    ------    ------    ------    ------
                                                            (DOLLARS IN MILLIONS)

Scheduled service..................   $138.0    $240.7    $362.0    $386.5    $371.8    $169.3    $249.5
                                      ------    ------    ------    ------    ------    ------    ------

Commercial charter service.........    213.7     204.0     229.5     226.4     228.1     120.8     115.7
Military charter service...........     78.4      91.8      77.5      84.2     131.1      72.6      69.1
                                      ------    ------    ------    ------    ------    ------    ------
     Total charter.................    292.1     295.8     307.0     310.6     359.2     193.4     184.8
                                      ------    ------    ------    ------    ------    ------    ------

Other..............................     37.8      44.0      46.0      53.8      52.2      23.8      33.5
                                      ------    ------    ------    ------    ------    ------    ------
     Total.........................   $467.9    $580.5    $715.0    $750.9    $783.2    $386.5    $467.8
                                      ------    ------    ------    ------    ------    ------    ------
                                      ------    ------    ------    ------    ------    ------    ------

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     SCHEDULED SERVICE SALES

     The Company provides scheduled airline services on selected routes where it believes that it can be one of the top three largest carriers, focusing primarily on low cost non-stop or direct flights. In 1997, the Company's revenues from scheduled service were $371.8 million, and during that period, the Company was the largest carrier on over 70% of its non-stop scheduled service routes and one of the top two carriers on over 90% of its non-stop scheduled service routes. The Company currently provides scheduled service primarily from its gateway cities of Chicago-Midway, Indianapolis and Milwaukee to popular vacation destinations such as Hawaii, Las Vegas, Florida, California, Mexico and the Caribbean, as well as to New York's John F. Kennedy Airport, Denver, Dallas/Ft. Worth, San Juan, and commencing in the third quarter of 1998 to New York-LaGuardia, from Chicago-Midway. The DOT awarded the Company five slots at New York-LaGuardia, which when combined with an additional slot, will allow the Company to fly three daily non-stops between Chicago-Midway and New York-LaGuardia.

     The DOT award that, among other things, awarded these five new slots to the Company is, however, currently being challenged by the City of New York. A similar challenge by the City of New York of another recent DOT award of slots at New York-LaGuardia was unsuccessful. If the City of New York were to prevail in this action, the DOT award could be voided and the Company could lose the award of the five slots at New York-LaGuardia. While the Company believes this action by the City of New York to be without merit, there can be no assurance given that it will not result in the loss to the Company of the five slots at New York-LaGuardia.

     In October 1997, the Company expanded its Chicago Express Arrangement, by adding the cities of Lansing and Madison to the flights it had already operated out of Chicago-Midway on behalf of the Company to Indianapolis and Milwaukee since October 1996 and to Des Moines, Dayton and Grand Rapids since April 1997. Under the Chicago Express Arrangement, Chicago Express provides the aircraft and crews, insurance and maintenance for such aircraft, and the Company provides all other services, including marketing of seats, reservation services and fuel and handling for flights. The Company receives all passenger and cargo related revenues and pays Chicago Express a fixed fee on a per flight basis. The seats purchased under the Chicago Express Arrangement are listed on major CRS systems as ATA seats, even though the flights are operated by a separate airline. Chicago Express uses 19-seat Jetstream 31 propeller aircraft, which the Company determined were a more economic alternative to satisfying the demand in these markets than the use of the Company's own larger jet aircraft.

     Included in the Company's scheduled service sales for jet operations are bulk sales agreements with tour operators. Under these arrangements, which are very similar to charter sales, the tour operator may take up to 85% of an aircraft as a bulk-seat purchase. The portion which the Company retains is sold through its own scheduled service distribution network. The advantage for the tour operators is that their product is available for sale in the CRSs and through other scheduled service distribution channels. Under bulk sales arrangements, the Company is obligated to provide transportation to the tour operators' customers even in the event of non-payment to the Company by the tour operator. To minimize its exposure under these arrangements, the Company requires bonding or a security deposit for a significant portion of the contract price. Bulk seat sales amounted to $67.3 million and $59.0 million in 1996 and 1997, respectively, which represented 9.0% and 7.5%, respectively, of the Company's consolidated revenues for such periods.

     COMMERCIAL CHARTER SALES

     Commercial charter sales represented 30.2% of the Company's consolidated revenues for 1996 and 29.1% for 1997. The Company's principal customers for commercial charter sales are tour operators, sponsors of incentive travel packages and specialty charter customers.

     Tour Operator Programs. These leisure market programs are generally contracted for repetitive, round-trip patterns, operating over varying periods of time. In such an arrangement, the tour operator pays a fixed price for use of the aircraft (which includes the services of the cockpit crew and flight attendants, together with check-in, baggage handling, maintenance services, catering and all necessary

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aircraft handling services) and assumes responsibility and risk for the actual sale of the available aircraft seats. Because the Company has a contract with its customers for each flight or series of flights, it can, subject to competitive constraints, structure the terms of each contract to reflect the costs of providing the specific service, together with an acceptable return.

     In connection with its sales to tour operators, the Company seeks to minimize its exposure to unexpected changes in operating costs. Under its contracts with tour operators, the Company is able to pass through most increases in fuel costs from a contracted price. Under these contracts, if the fuel increase causes the tour operator's fuel cost to rise in excess of 10%, the tour operator has the option of canceling the contract. The Company is exposed to increases in fuel costs that occur within 14 days of flight time, and to increases affecting any contracts that do not include fuel cost escalation provisions. See 'Risk Factors -- Aircraft Fuel.'

     The Company believes that although price is the principal competitive criterion for its tour operator program, product quality, reputation for reliability and delivery of services which are customized to the specific needs of its customers have become increasingly important to the buyer of this product. Accordingly, as the Company continues to emphasize the growth and profitability of this business unit, it will seek to maintain its low-cost pricing advantage, while differentiating itself from competitors through the delivery of customized services and the maintenance of consistent and dependable operations. In this manner, the Company believes that it will produce significant value for its tour operator partners by delivering an attractively priced product which exceeds the leisure traveler's expectations.

     Although the Company serves tour operators on a worldwide basis, its primary customers are U.S.-based and European-based tour operators. European tour operators accounted for 2.3%, 2.4%, 4.6% and 3.4%, respectively of consolidated revenues for 1994, 1995, 1996 and 1997. In addition, contracts with most European tour operators establish prices payable to the Company in U.S. dollars, thereby reducing the Company's recorded foreign currency risk. The Company's five largest tour operator customers represented approximately 22% and 16%, respectively, of the Company's consolidated revenues for 1996 and 1997, and the ten largest tour operator customers represented approximately 30% and 21% of the Company's consolidated revenues for the same periods.

     Incentive Travel Programs. Many corporations offer travel to leisure destinations or special events as incentive awards for employees. The Company has historically provided air travel for many corporate incentive programs. Incentive travel customers range from national incentive marketing companies to large corporations that handle their incentive travel programs on an in-house basis. For 1997, Incentive Travel Programs represented less than 1% of total operating revenues.

     The Company believes that its flexibility, fleet diversity and attention to detail have helped to establish it as one of the leaders in providing the air portion of incentive travel airline charter services. Generally, incentive travel operations are a demanding and highly customized part of the charter airline business. Incentive travel operations can vary from a single round-trip flight to an extensive overseas pattern involving thousands of employees and their families.

     Specialty Charters. The Company operates a significant number of specialty charter flights. These programs are normally contracted on a single round-trip basis and vary extensively in nature, from flying university alumni to a football game, to transporting political candidates on campaign trips, to moving the NASA space shuttle ground crew to an alternate landing site. These flights, some of which are arranged on very short notice based on aircraft availability, allow the Company to increase aircraft utilization during off-peak periods. For 1997, Specialty Charters represented approximately 4% of total operating revenues.

     The Company believes it is able to attract customers for specialty charter due to its fleet size and diversity of aircraft. The size and geographic dispersion of the Company's fleet reduces nonproductive ferry time for aircraft and crews, resulting in more competitive pricing. The diversity of aircraft types in its fleet also allows the Company to better match a customer's particular needs with the type of aircraft best suited to satisfy those requirements.

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     MILITARY/GOVERNMENT SALES


     In 1996 and 1997 sales to the U.S. military and other governmental agencies were approximately 11.2% and 16.7%, respectively, of the Company's consolidated revenues. Traditionally, the Company's focus has been on short-term 'contract expansion' business which is routinely awarded by the U.S. Government based on price and availability of appropriate aircraft. The U.S. Government awards one year contracts for its military charter business, and pre-negotiates contract prices for each type of aircraft a carrier makes available. Such contracts are awarded based upon the participating airlines' average costs. The short-term expansion business is awarded pro rata to those carriers with aircraft availability who have been awarded the most fixed-award business, and then to any additional carrier that has aircraft available. The Company's contractor teaming arrangement with four other cargo airlines significantly increases the likelihood that the team will receive both fixed-award and contract expansion business, and increases the Company's opportunity to provide the passenger portion of such services because the Company represents all of the team's passenger transport capacity. See ' -- Sales and Marketing.'


     Military and other government flight activity is expected to remain a significant factor in the Company's business mix. Because this business is generally less seasonal than leisure travel, it tends to have a stabilizing impact on the Company's operations and earnings. The Company believes its fleet of aircraft is well suited for the requirements of military passenger service. Although the military is reducing its troop deployments at foreign bases, the military still desires to maintain its schedule frequency to these bases. Therefore, the military has a need for smaller capacity aircraft possessing long-range capability, such as the Company's Boeing 757-200ER aircraft. In 1993, the Company became the first North American carrier to receive FAA certification to operate Boeing 757-200 aircraft with 180-minute ETOPS. This certification permits specially equipped Boeing 757-200 aircraft to participate in long-range missions over water in which the aircraft may fly up to three hours from the nearest alternate airport. All of the Company's Boeing 757-200s are so equipped and certified. The Company believes that this 180-minute ETOPS capability has enhanced the Company's ability to obtain awards for certain long-range missions. The Company also believes that its ability to serve the military will be enhanced by the acquisition of additional Lockheed L-1011-500 aircraft, which can provide even longer range service.

     The Company is subject to biennial inspections by the military as a condition of retaining its eligibility to perform military charter flights. The last such inspection was completed in the fourth quarter of 1997. As a result of the Company's military business, it has been required from time to time to meet operational standards beyond those normally required by the DOT, FAA, and other government agencies.

     OTHER REVENUES


     In addition to its core charter and scheduled service businesses, the Company operates several other smaller businesses that complement its core businesses. For example, the Company sells ground arrangements (hotels, car rentals and attractions) through its Ambassadair and ATA Vacations subsidiaries; provides airframe and powerplant mechanic training through American Trans Air Training Corporation; and provides helicopter charter services through its ExecuJet subsidiary. Additionally, the Company, through its subsidiary Amber Air Freight, Inc., participates in a partnership that markets the unused cargo capacity in the Company's scheduled and charter operations. In aggregate, these businesses, together with incidental revenues associated with charter and scheduled service businesses, accounted for 7.1% and 6.6%, respectively, of consolidated revenues in 1996 and 1997.


SALES AND MARKETING

  SCHEDULED SERVICE

     In scheduled service, the Company markets air travel, as well as packaged leisure travel products, directly to its customers and through travel agencies and bulk tour operators in selected markets. Approximately 71.2% and 74.8% of the Company's scheduled services were sold by travel agents and bulk tour operators in 1996 and 1997, respectively, often using computer reservation systems that have

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
been developed and are controlled by other airlines. Federal regulations have been promulgated that are intended to diminish preferential flight schedule displays and other practices with respect to the reservation systems that could place the Company and other similar users at a competitive marketing disadvantage as compared to the airlines controlling the systems. Travel agents generally receive commissions based on the price of tickets sold. Accordingly, airlines compete not only with respect to ticket price but also with respect to the amount of commissions paid to appointed agents. Airlines often pay additional commissions to appointed agents in connection with special revenue programs. The Company believes that by concentrating its scheduled service operations in a few selected markets, such as the Company's Chicago-Midway gateway, its marketing and advertising expenditures will be much more effective. The Company believes this strategy will continue to strengthen its competitive position and improve both load factors and yields in its scheduled service operations.

     The Company's sales, marketing and business strategy for scheduled services has continued to emphasize convenience and simplified pricing for the leisure traveler. In the summer of 1997, an electronic ticketing option was implemented which provides customers with the ability to purchase seats on scheduled flights using a credit card while eliminating the need to issue a paper ticket. Also in 1997, the Company became only the fifth domestic U.S. airline to offer fully interactive capabilities for customers to purchase tickets electronically via the internet. In late 1996, the Company introduced convenient coupon booklets which the customer can purchase in advance for use throughout the Company's scheduled service system at guaranteed low fares.

  COMMERCIAL CHARTER SERVICE

     Tour Operator Programs. The Company markets its commercial charter services to tour operators primarily through its own sales force. The charter sales department's principal office is in Indianapolis, but it also has offices in Orlando, New York, San Francisco, Seattle, Boston, Chicago, Detroit and London. Through this sales force, the Company markets its commercial charter and specialty products. While most of the Company's commercial charter and specialty products are transacted directly with the end customer, the Company from time to time will utilize independent brokers to acquire some contracts.

     In general, tour operators either package the Company's flights with traditional ground components (e.g., hotels, rental cars and attractions) or sell only the airline passage ('airfare only'). Tickets on the Company's flights contracted to tour operators are issued by the tour operator either directly to passengers or through retail travel agencies. Under current DOT regulations with respect to charter transportation originating in the United States, all charter airline tickets must generally be paid for in cash and all funds received from the sale of charter seats (and in some cases fund paid for land arrangements) must be placed into escrow or must be protected by a surety bond satisfying prescribed standards. Currently, the Company provides a third-party bond which is unlimited in amount but restricted in use to the satisfaction of its obligations under these regulations. Under the terms of its bonding arrangement, the issuer of the bond has the right to terminate the bond at any time on 30 days' notice. The Company provides a $2.5 million letter of credit to secure its potential obligations to the issuer of the bond. If the bond were to be materially limited or canceled, the Company, like all other U.S. charter airlines, would be required to escrow funds to comply with the DOT requirements summarized above. Compliance with such requirements would reduce the Company's liquidity and require it to fund higher levels of working capital ranging up to $13.5 million based upon 1997's peak pre-paid bookings. See ' -- Regulation.'

     In general, the Company enters into contracts with tour operators four to nine months in advance of the commencement of flight services. Pursuant to these contracts, tour operators, who may be thinly capitalized, generally are required to pay a deposit to the Company at the time the contract is executed for as much as one week's revenue due under the contract (in the case of recurring pattern contracts), to 10% to 30% of the total charter payment (in the case of nonrecurring pattern contracts). Tour operators are required to pay the remaining balance of the contract in full at least two weeks prior to the flight date. In the event the tour operator fails to make the remaining payment when due, the Company must either cancel the flight at least ten days prior to the flight date or, pursuant to DOT regulations, perform under the contract notwithstanding the breach by the tour operator. In the event the tour operator

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cancels or defaults under the contract with the Company or otherwise notifies the Company that such tour operator no longer needs charter service, the Company is entitled to keep contractually established cancellation fees, which may be more or less than the deposit. Whether the Company elects to exercise this right in a particular case will depend upon a number of factors, including the Company's ability to redeploy the aircraft, the amount of money on deposit or secured by a letter of credit, the relationship the Company has with the tour operator and general market conditions existing at the time. The Company may choose to renegotiate a contract with a tour operator from time to time based on market conditions. As part of any such renegotiation a tour operator may seek to reduce the per-seat price or the number of flights or seats per flight which the tour operator is obligated to purchase.

  MILITARY/GOVERNMENT SERVICE

     Traditionally, the Company's focus has been on short-term contract expansion business which is routinely awarded by the U.S. Government based on price and availability of appropriate aircraft. The short-term expansion business is awarded pro rata to the carriers with aircraft availability who have been awarded the most fixed-award business, and then to any additional carrier that has aircraft available.

     Pursuant to the military's fixed-award system, each participating airline is given certain 'mobilization value points' based on the number and type of aircraft then available from such airline. A participant may increase the number of its mobilization value points by teaming up with one or more other airlines to increase the total number of mobilization value points of the team. Generally, a charter passenger airline will seek to team up with one or more cargo airlines and vice versa. When the military determines its requirements for a contract year, it determines how much of each particular type of service it will need (e.g., narrow-body, passenger service). It will then award each type of business to those carriers or teams that have committed to make available that type of aircraft and service, with the carriers or teams with the highest amount of mobilization value points given a preference. When an award is made to a team, the charter passenger airline will generally perform the passenger part of the award and a cargo airline will perform the cargo part of the award.

     In 1992, the Company entered into a contractor teaming arrangement with four other cargo airlines serving the U.S. military. The Company represents 100% of the passenger portion of the contractor teaming arrangement. If the Company used only its own mobilization value points, it would be entitled to a fixed-award of approximately 1% of total awards under the system; however, when all of the Company's team members are taken into account, their portion of the fixed-award is approximately 34% of total awards under the system. As a result, the contractor teaming arrangement significantly increases the likelihood that the team will receive a fixed-award contract, and, to the extent the award includes passenger transport, increases the Company's opportunity to provide such service because the Company represents all of the passenger capacity of the contractor teaming arrangement. In addition, since the expansion business awards are correlated with the fixed-award system, the Company, through its contractor teaming arrangement, should also receive a greater percentage of the short-term expansion business. As part of its participation in this contract teaming arrangement, the Company pays a utilization fee or commission to other team members.

AIRCRAFT FLEET


     As of June 30, 1998, the Company was certified to operate a fleet of 14 Lockheed L-1011s, 24 Boeing 727-200ADVs and 7 Boeing 757-200s. Jetstream 31 propeller aircraft operated by Chicago Express under a code share agreement are not included on the Company's certificate.


     Lockheed L-1011 Aircraft

     The Company's 14 Lockheed L-1011 aircraft are wide-body aircraft, 11 of which have a range of 2,971 nautical miles and 3 of which have a range of 3,425 nautical miles. These aircraft conform to the FAA's Stage 3 noise requirements and have a low ownership cost relative to other wide-body aircraft types. See 'Environmental Matters.' As a result, the Company believes these aircraft provide a competitive advantage when operated on long-range routes, such as on transatlantic, Caribbean and

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West Coast-Hawaii routes. These aircraft have an average age of approximately 23 years. As of December 31, 1997, 13 of these aircraft were owned by the Company and one was under an operating lease that expires in March 2001. In addition, the Company has signed a Letter of Intent dated as of April 13, 1998, to purchase five additional L-1011-500 aircraft, each of which has a range of up to 4,900 nautical miles. Certain of the Lockheed L-1011 aircraft owned by the Company are subject to mortgages and other security interests granted in favor of the Company's lenders under its bank credit facility. See 'Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Credit Facilities.'

     Boeing 727-200ADV Aircraft


     The Company's 24 Boeing 727-200ADV aircraft are narrow-body aircraft equipped with high thrust, JT8D-15/-15A/-17/-17A engines and have a range of 2,050 nautical miles. These aircraft, of which 12 conform to Stage 2 and 12 conform to Stage 3 noise requirements as of June 30, 1998, have an average age of approximately 18 years. The Company leases 23 of these aircraft, with initial lease terms that expire between January 1999 and September 2003, subject to the Company's right to extend each lease for varying terms. The Company will be required prior to December 31, 1999 to make expenditures for engine 'hushkits' or to acquire replacement aircraft so that its entire fleet conforms to Stage 3 noise requirements in accordance with FAA regulations. The Company currently plans to install hushkits on four additional Stage 2 aircraft by the end of 1998, with the balance of eight Stage 2 aircraft being converted to Stage 3 in 1999. On December 31, 1999, the Company expects to return one aircraft to the lessor for which it has no obligation to install a hushkit. The cost to hushkit a Boeing 727ADV aircraft is approximately $2.5 million. See 'Environmental Matters.'


     Boeing 757-200ADV Aircraft

     The Company's 7 Boeing 757-200 aircraft are relatively new, narrow-body aircraft, all of which have a range of 3,679 nautical miles. These aircraft, six of which are leased, have an average age of approximately 3 years and meet Stage 3 noise requirements. The Company's Boeing 757-200s have higher ownership costs than the Company's Lockheed L-1011 and Boeing 727-200ADV aircraft, but lower operational costs. In addition, unlike most other aircraft of similar size, the Boeing 757-200 has the capacity to operate on extended flights over water. The leases for the Company's Boeing 757-200 aircraft have initial terms that expire on various dates between May 2002 and December 2015, subject to the Company's right to extend each lease for varying terms.

     Although Lockheed L-1011 and Boeing 727-200ADV aircraft are subject to the FAA's Aging Aircraft program, the Company does not currently expect that its cost of compliance for these aircraft will be material. See ' -- Regulation.'

FLIGHT OPERATIONS

     Worldwide flight operations are planned and controlled by the Company's Flight Operations Group operating out of its facilities located in Indianapolis, Indiana, which are staffed on a 24-hour basis, seven days a week. Logistical support necessary for extended operations away from the Company's fixed bases are coordinated through its global communications network. The Company has the ability to dispatch maintenance and operational personnel and equipment as necessary to support temporary operations around the world. The Company's complex operating environment demands a high degree of skill and flexibility from its Flight Operations Group.

     In order to enhance the reliability of its service, the Company seeks to maintain at least two spare Lockheed L-1011 and three spare Boeing 727-200 aircraft at all times. Spare aircraft can be dispatched on short notice to most locations where a substitute aircraft is needed for mechanical or other reasons. These spare aircraft allow the Company to provide to its customers a dispatch reliability that is hard for an airline of comparable or smaller size to match.

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MAINTENANCE AND SUPPORT

     The Company's Maintenance and Engineering Center is located at Indianapolis International Airport. This 120,000 square-foot facility was designed to meet the maintenance needs of the Company's operations as well as to provide supervision and control of purchased maintenance services. The Company performs approximately 75% of its own maintenance work, excluding engine overhauls and Lockheed L-1011 and Boeing 727-200 heavy airframe checks.

     The Company currently maintains ten permanent maintenance facilities, including its Indianapolis facility. In addition, the Company utilizes 'road teams,' which are dispatched primarily as charter flight operations require to arrange and supervise maintenance services at temporary locations. The Company also uses road teams to supervise all maintenance not performed in-house.

     The Maintenance and Engineering Center is an FAA-certificated repair station and has the expertise to perform routine, as well as non-routine, maintenance on Lockheed L-1011, Boeing 727-200 and Boeing 757-200 aircraft. Capabilities of the Maintenance and Engineering Center include: (i) airworthiness directive and service bulletin compliance; (ii) modular teardown and buildup of Rolls-Royce RB211-22B engines; (iii) non-destructive testing, including radiographics, x-ray, ultrasound, magnetic particle and eddy current;
(iv) avionics component repair; (v) on-wing engine testing; (vi) interior modification; (vii) repair and overhaul of accessories and components, including hydraulic units and wheel and brake assemblies; and (viii) sheet metal repair with hot bonding and composite material capabilities. The Company contracts with third parties for certain engine and airframe overhaul and other services if the Company does not have the technical capability or facility capacity, or if such services can be obtained on a more cost-effective basis from outside sources.

FUEL PRICE RISK MANAGEMENT

     Most of the Company's contracts with independent tour operators include fuel price reimbursement clauses. Such clauses generally state that if the Company's cost of fuel per gallon to perform the contract meets or exceeds a stated trigger price, fuel costs in excess of the trigger price are required to be reimbursed to the Company by the tour operator. Protection under such fuel escalation provisions is generally limited to those price increases which occur 14 or more days prior to flight date. Fuel price increases which occur during the last 14 days prior to flight date are the responsibility of the Company. In addition, if the fuel price increase exceeds 10% of the contractual trigger price, the tour operator generally has the right to cancel the contract. Tour operator revenues subject to such fuel price reimbursement clauses represented approximately 30.2% and 29.1%, respectively, of consolidated revenues for 1996 and 1997.


     The Company's contract with the U.S. military also includes a fuel price guarantee, which is incorporated into the reimbursement rates by aircraft type each contract year. If the actual cost of fuel consumed is less than the guaranteed price, the Company is required to reimburse the U.S. military for the excess revenues received. If the actual cost of fuel consumed is more than the guaranteed price, the U.S. military reimburses the Company for the additional costs incurred. In this manner, the Company is guaranteed to pay the actual cost of fuel up to the maximum price guaranteed in the contract. This fuel price guarantee is renegotiated each contract year. Military revenues subject to the fuel price guarantee represented approximately 11.2% and 16.7%, respectively, of consolidated revenues for 1996 and 1997.



     Within the Company's scheduled service business unit are included bulk seat sales to tour operators. Under these contracts, which are very similar to tour operator agreements, the bulk seat contractor may purchase up to 85% of the available seats on scheduled service flights. Most of these agreements also provide for fuel escalation reimbursements to be made to the Company in a manner similar to the tour operator agreements described above. Scheduled service bulk seat revenues subject to such fuel price reimbursement clauses represented approximately 9.0% and 7.5%, respectively, of consolidated revenues for 1996 and 1997.


     As a result of the fuel reimbursement clauses and guarantees described above, approximately 50.4% and 53.4%, respectively, of consolidated revenues in 1996 and 1997 were subject to such fuel price protection. The Company closely monitors jet fuel spot prices and crude oil and heating oil futures markets to provide early indications of potential shifts in jet fuel prices for timely management review

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
and action. The Company did not engage in any material fuel hedging activities in 1997 or 1996, but has begun a hedging program in 1998.

COMPETITION

     The Company's products and services face varying degrees of competition in diverse markets.

  COMPETITION FOR SCHEDULED SERVICES

     In scheduled service, the Company competes both against the major U.S. scheduled service airlines and, from time to time, against smaller regional or start-up airlines. Competition is generally on the basis of price, frequency, quality of service and convenience. All of the major U.S. scheduled airlines are larger and have greater financial resources of the Company. Where the Company seeks to expand its service by adding routes or frequency, competing airlines may respond with intense price competition. In addition, when other airlines seek to establish a presence in a market, they may engage in significant price discounting. Because of its size relative to the major airlines, the Company is less able to absorb losses from these activities than many of its competitors.

  COMPETITION FOR COMMERCIAL CHARTER SERVICES

     In the commercial charter market, the Company competes both against the major U.S. scheduled airlines, as well as against small U.S. charter airlines including Sun Country and Miami Air. The Company also competes against several European and Mexican charter and scheduled airlines, many of which are larger and have substantially greater financial resources than the Company. The scheduled carriers compete for leisure travel customers with the Company's commercial charter operations in a variety of ways, including wholesaling discounted seats on scheduled flights to tour operators, promoting to travel agents prepackaged tours for sale to retail customers and selling discounted, excursion airfare-only products to the public. As a result, all charter airlines, including the Company, generally are required to compete for customers against the lowest revenue-generating seats of the scheduled airlines. During periods of dramatic fare cuts by the scheduled airlines, the Company is forced to respond competitively to these deeply discounted seats.

     The Company also competes directly against other charter airlines. In the United States, these charter airlines are smaller in size than the Company. In Europe, several charter airlines are at least as large or larger than the Company. Certain of these charter airlines are affiliates of major scheduled airlines or tour operators. As a result, in addition to greater access to financial resources, these charter airlines may have greater distribution capabilities, including, in certain cases, exclusive or preferential relationships with affiliated tour operators.

  COMPETITION FOR MILITARY/GOVERNMENT CHARTER SERVICES

     The Company competes for military and other government charters with a variety of larger and smaller U.S. airlines. The allocation of U.S. military air transportation contracts is based upon the number and type of aircraft a carrier, alone or through a teaming arrangement, makes available for use to the military. The formation of competing teaming arrangements that have larger partners than those in which the Company participates, an increase by other air carriers in their commitment of aircraft to the military, or the withdrawal of the Company's current partners, could adversely affect the Company's U.S. military charter business.

PROPERTIES

     The Company leases three adjacent office buildings in Indianapolis, consisting of approximately 136,000 square feet. These buildings are located approximately one mile from the Indianapolis International Airport terminal and are used as principal business offices, operation center and for the Indianapolis reservations center.

     The Company's Maintenance and Engineering Center is also located at Indianapolis International Airport. This 120,000 square-foot facility was designed to meet the base maintenance needs of the Company's operations, as well as to provide support services for other maintenance locations. The Indianapolis Maintenance and Engineering Center is an FAA-certificated repair station and has the capability to perform routine, as well as non-routine, maintenance on the Company's aircraft.

     In 1998, the Company expects to begin construction of 120,000 square foot office building immediately adjacent to the Company's Indianapolis Maintenance and Engineering Center. This facility

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will house the Company's Maintenance and Engineering professional staff along with the airlines operational center.

     In 1995, the Company completed the lease of Hangar No. 2 at Chicago's Midway Airport for an initial lease term of ten years, subject to two five-year renewal options. The Company is in the process of completing significant improvements to this leased property, which is used to support line maintenance for the Boeing 757-200 and Boeing 727-200 narrow-body fleets.

     Also in 1995, the Company relocated and expanded its Chicago area reservations unit to an 18,700 square-foot facility located near Chicago's O'Hare Airport. This reservation facility primarily serves customers in the greater Chicago metropolitan area in support of the Company's Chicago-Midway scheduled service operation.


     The Company also routinely leases various properties at airports around the world for use by its passenger service, flight operations, crews and maintenance staffs. Other properties are also leased for the use of sales office staff. These properties are used in support of both scheduled and charter flight operations at such diverse locations as Baltimore, Boston, Cancun, Chicago, Cleveland, Dallas/Ft. Worth, Denver, Detroit, Ft. Lauderdale, Ft. Myers, Frankfurt, Honolulu, Indianapolis, Las Vegas, London Gatwick, Los Angeles, Miami, Milwaukee, Minneapolis, New York, Orlando, Philadelphia, Phoenix, St. Louis, St. Petersburg, San Francisco, San Juan and Sarasota.


INSURANCE

     The Company carries types and amounts of insurance customary in the airline industry, including coverage for public liability, passenger liability, property damage, aircraft loss or damage, baggage and cargo liability and workers compensation. Under the Company's current insurance policies, it will not be covered by such insurance were it to fly, without the consent of its insurance provider, to certain high risk countries. The Company does not consider the inability to operate into or out of any of these countries to be a significant limitation on its business. The Company will support certain U.S. government operations in areas where its insurance policy does not provide coverage for losses when the U.S. government provides replacement insurance coverage.

EMPLOYEES

     As of December 31, 1997, the Company had 5,012 employees, approximately 1,900 of which were represented under collective bargaining agreements. The Company's flight attendants are represented by the AFA and the Company's cockpit crews are represented by the IBT. The current collective bargaining agreement with the AFA expires in December 1998 and the current collective bargaining agreement with the IBT expires in September 2000. The Company expects to begin negotiations with the AFA in the third or fourth quarter concerning a new collective bargaining agreement, but there can be no assurance that there will not be work stoppages or other disruptions. The existence of a significant dispute with any sizeable number of its employees could have a material adverse effect on the Company's operations and financial condition.

REGULATION

     The Company is subject to regulation by the DOT and the FAA. The DOT is primarily responsible for regulating consumer protection and other economic issues affecting air services and determining a carrier's fitness to engage in air transportation. In 1981, the Company was granted by the DOT a Certificate of Public Convenience and Necessity pursuant to Section 401 of the Federal Aviation Act authorizing it to engage in air transportation. The Company is also subject to the jurisdiction of the FAA with respect to its aircraft maintenance and operations. The FAA requires each carrier to obtain an operating certificate and operations specifications authorizing the carrier to fly to specific airports using specified equipment. All of the Company's aircraft must also have and maintain certificates of airworthiness issued by the FAA. The Company holds an FAA air carrier operating certificate under Part 121 of the Federal Aviation Regulations.

     The Company believes it is in compliance with all requirements necessary to maintain in good standing its operating authority granted by the DOT and its air carrier operating certificate issued by the FAA. A modification, suspension or revocation of any of the Company's DOT or FAA authorizations or certificates could have a material adverse effect upon the Company.

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     The FAA has issued a series of Airworthiness Directives under its 'Aging
Aircraft' program which are applicable to the Company's Lockheed L-1011 and Boeing 727-200 aircraft. The Company does not currently expect the future cost of these directives to be material.

     Several aspects of airline operations are subject to regulation or oversight by Federal agencies other than the DOT and FAA. The United States Postal Service has jurisdiction over certain aspects of the transportation of mail and related services provided by the Company through its cargo affiliate. Labor relations in the air transportation industry are generally regulated under the Railway Labor Act, which vests in the National Mediation Board certain regulatory powers with respect to disputes between airlines and labor unions arising under collective bargaining agreements. The Company is subject to the jurisdiction of the Federal Communications Commission regarding the utilization of its radio facilities. In addition, the Immigration and Naturalization Service, the U.S. Customs Service, and the Animal and Plant Health Inspection Service of the Department of Agriculture have jurisdiction over inspection of the Company's aircraft, passengers and cargo to ensure the Company's compliance with U.S. immigration, customs and import laws. The Commerce Department also regulates the export and reexport of the Company's U.S.-manufactured aircraft and equipment.

     In addition to various federal regulations, local governments and authorities in certain markets have adopted regulations governing various aspects of aircraft operations, including noise abatement, curfews and use of airport facilities. Many U.S. airports have adopted or are considering adopting a 'Passenger Facility Charge' of up to $3.00 generally payable by each passenger departing from the airport. This charge must be collected from passengers by transporting air carriers, such as the Company, and must be remitted to the applicable airport authority. Airport operators must obtain approval of the FAA before they may implement a Passenger Facility Charge. The $3.00 ceiling on Passenger Facility Charges may be raised if Congress enacts an amendment to the legislation authorizing these charges.

     Based upon bilateral aviation agreements between the U.S. and other nations, and, in the absence of such agreements, comity and reciprocity principles, the Company, as a charter carrier, is generally not restricted as to the frequency of its flights to and from most destinations in Europe. However, these agreements generally restrict the Company to the carriage of passengers and cargo on flights which either originate in the U.S. and terminate in a single European nation, or which originate in a single European nation and terminate in the U.S.

     Proposals for any additional charter service must generally be specifically approved by the civil aeronautics authorities in the relevant countries. Approval of such requests is typically based on considerations of comity and reciprocity and cannot be guaranteed.

ENVIRONMENTAL MATTERS

     Under the Airport Noise and Capacity Act of 1990 and related FAA regulations, the Company's aircraft must comply with certain Stage 3 noise restrictions by certain specified deadlines. These regulations require that the Company achieve a 75% Stage 3 fleet by December 31, 1998. In general, the Company would be prohibited from operating any Stage 2 aircraft after December 31, 1999. As of December 31, 1997, 67% of the Company's fleet met Stage 3 requirements. The Company expects to meet future Stage 3 fleet requirements through Boeing 727-200 hushkit modifications, combined with additional future deliveries of Stage 3 aircraft. Failure to meet the December 31, 1998 deadline could require the Company to ground one or more Stage 2 aircraft in order to meet the 75% threshold requirement.

     In addition to the aircraft noise regulations administered by the FAA, the EPA regulates operations, including air carrier operations, which affect the quality of air in the United States. The Company believes it has made all necessary modifications to its operating fleet to meet fuel-venting requirements and smoke-emissions standards.

     The Company maintains on its property in Indiana two underground storage tanks which contain quantities of de-icing fluid and emergency generator fuel. These tanks are subject to various EPA and State of Indiana regulations. The Company believes it is in substantial compliance with applicable regulatory requirements with respect to these storage facilities.

     At its aircraft line maintenance facilities, the Company uses materials which are regulated as hazardous under federal, state and local law. The Company maintains programs to protect the safety of

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its employees who use these materials and to manage and dispose of any waste generated by the use of these materials, and believes that it is in substantial compliance with all applicable laws and regulations.

LEGAL PROCEEDINGS

     Various claims, contractual disputes and lawsuits against the Company arise periodically involving complaints which are normal and reasonably foreseeable in light of the nature of the Company's business. The majority of these suits are covered by insurance. In the opinion of management, the resolution of these claims will not have a material adverse effect on the business, operating results or financial condition of the Company.

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                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following serve as executive officers and directors of the Company:

                   NAME                      AGE                         POSITION
------------------------------------------   ---   -----------------------------------------------------
J. George Mikelsons.......................   60    Chairman of the Board of Directors
John P. Tague.............................   36    President, Chief Executive Officer and Director
James W. Hlavacek.........................   61    Executive Vice President, Chief Operating Officer and
                                                     Director
Kenneth K. Wolff..........................   52    Executive Vice President, Chief Financial Officer and
                                                     Director
Dalen D. Thomas...........................   31    Senior Vice President, Marketing, Sales and Strategic
                                                     Planning and Director
Robert A. Abel............................   45    Director
William P. Rogers, Jr.....................   48    Director
Andrejs P. Stipnieks......................   57    Director

     J. George Mikelsons is the founder, Chairman of the Board and, prior to the Company's initial public offering in May 1993, was the sole shareholder of the Company. Mr. Mikelsons founded American Trans Air, Inc. and Ambassadair Travel Club, Inc. in 1973. Mr. Mikelsons currently serves on the boards of directors of IWC Resources Corporation (formerly the Indianapolis Water Company) and the Indianapolis Convention and Visitors Association. Mr. Mikelsons has been an airline Captain since 1966 and remains current on several jet aircraft.

     John P. Tague, was named President and Chief Executive Officer of the Company in July 1997. He had previously served as the Company's President and Chief Operating Officer since October 1993 before resigning to form his own aviation consulting company in 1995. Between August 1996 and June 1997, he served as Chief Executive Officer, pursuant to a consulting agreement, of both Vanguard Airlines, Inc. and Air South Airlines, Inc. Prior to October 1993, he held several executive positions at the Company in the areas of marketing and sales. From 1985 to 1991, Mr. Tague was employed at Midway Airlines in various executive positions in the areas of marketing and planning. Prior to joining Midway Airlines in 1985, Mr. Tague was a transportation consultant and held various positions at a regional airline. Mr. Tague serves on the Board of Directors of the Air Transport Association.

     James W. Hlavacek was appointed Chief Operating Officer of the Company in 1995, where he continues to serve as Executive Vice President. He is also President of ATA Training Corporation. From 1986 to 1989, he was Vice President of Operations. Mr. Hlavacek has been a commercial airline pilot for more than 30 years and has held the rank of Captain for nearly 28 years. He was ATA's Chief Pilot from 1985 to 1986. Mr. Hlavacek is a graduate of the University of Illinois.

     Kenneth K. Wolff was appointed Executive Vice President and Chief Financial Officer of the Company in 1991 and from 1990 to 1991, he was Senior Vice President and Chief Financial Officer. From 1989 to 1990, he was President and Chief Executive Officer of First of America Bank Indianapolis. Prior to his appointment as President and Chief Executive Officer, he held various positions at the bank since 1969. He is a graduate of Purdue University with a B.S. Degree in Industrial Management. Mr. Wolff also holds a Masters in Business Administration from Indiana University, where he was a member of the faculty.

     Dalen D. Thomas was appointed Senior Vice President, Marketing, Sales and Strategic Planning, and was elected a Director, in August 1996. Mr. Thomas worked at Bain & Company, Inc. for seven years. While at Bain, he worked on the team that restructured Continental Airlines. He graduated and received a Masters in Business Administration from Stanford University.

     Robert A. Abel is a director in the public accounting firm of Blue & Co., LLC. Mr. Abel is a magna cum laude graduate of Indiana State University with a B.S. Degree in Accounting. He is a certified public accountant with over 20 years of experience in the areas of auditing and corporate tax and has been involved with aviation accounting and finance since 1976.

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     William P. Rogers, Jr., is a partner in the New York law firm of Cravath,
Swaine & Moore. After graduating from Case Western Reserve University School of Law in 1978, he served as a clerk in the United States Court of Appeals for the Sixth Circuit based in Cincinnati. He joined the Cravath firm a year later and became a partner in 1985. His practice includes a wide variety of corporate matters, including public and private financings, mergers and acquisitions and corporate restructurings.

     Andrejs P. Stipnieks is a consultant on corporation and privatization of government business enterprises. Until 1998, he was a Senior Government Solicitor in the Office of Commercial Law in the Australian Government Solicitor's Office. He graduated from the University of Adelaide, South Australia, and is a Barrister and Solicitor of the Supreme Courts of South Australia and the Australian Capital Territory and of the High Court of Australia. He has specialized in transport law and practice, especially aviation law and practice and represented Australia on the Legal Committee of the International Civil Aviation Organization at Montreal in 1983.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth, as of June 30, 1998, the number of outstanding shares of Common Stock of the Company owned by any person known by management to beneficially own more than 5% of such stock and by all directors and executive officers of the Company as a group. The table also sets forth the number of shares that will be offered in the Offering by the Selling Shareholders, as well as the number of shares that will be beneficially owned by the Selling Shareholders after the Offering:



                                                         SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                                OWNED                                   OWNED
                                                          PRIOR TO OFFERING                       AFTER OFFERING(7)
                                                         --------------------     NUMBER OF      --------------------
         NAME AND ADDRESS OF INDIVIDUAL/GROUP             NUMBER      PERCENT    SHARES BEING     NUMBER      PERCENT
------------------------------------------------------   ---------    -------      OFFERED       ---------    -------
                                                                                 ------------

J. George Mikelsons...................................   8,477,500      72.9       2,000,000     6,477,500      48.6
Heartland Advisors, Inc. .............................     600,000(2)    5.2              --       600,000        --(6)
  790 N. Milwaukee Street
  Milwaukee, WI 53202
PAR Investment Partners, L.P..........................     608,900(3)    5.2              --       608,900        --(6)
PAR Group, L.P.
PAR Capital Management, Inc.
  One Financial Center
  Suite 1600
  Boston, MA 02111
Dimensional Fund Advisors Inc. .......................     627,400(4)    5.4              --       627,400        --(6)
  1299 Ocean Avenue
  11th Floor
  Santa Monica, CA 90401
All directors and executive officers as a group(1)         636,024(5)    5.2              --       607,024        --(6)
  (excluding J. George Mikelsons).....................
David L. Aschenbach(8)................................      48,111        --(22)      14,000        34,111        --(22)
William D. Beal(9)....................................      15,667        --(22)      15,000           667        --(22)
R. Wesley Blair(10)...................................      29,308        --(22)      15,000        14,308        --(22)
Stanley J. Hula(11)...................................      33,604        --(22)       8,000        25,604        --(22)
Brian T. Hunt(12).....................................      34,768        --(22)      15,000        19,768        --(22)
Rick D. Larsen(13)....................................      36,138        --(22)      15,000        21,138        --(22)
Jacqueline G. LaVista(14).............................      31,977        --(22)      15,000        16,977        --(22)
Randy E. Marlar(15)...................................      55,436        --(22)      15,000        40,436        --(22)
Richard W. Meyer, Jr.(16).............................      48,458        --(22)      15,000        33,458        --(22)
Robert M. Perry(17)...................................      17,106        --(22)      14,000         3,106        --(22)
Dalen D. Thomas(18)...................................     225,014       1.9          15,000       210,014       1.6
David M. Wing(19).....................................      31,893        --(22)      15,000        16,893        --(22)
Kenneth K. Wolff(20)..................................     136,620       1.2          14,000       122,620        --(22)
Ed S. Wright(21)......................................      38,402        --(22)      15,000        23,402        --(22)


                                                        (footnotes on next page)

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(footnotes from previous page)

------------

 (1) Group consists of seven persons (Messrs. Tague, Hlavacek, Wolff, Thomas, Abel, Rogers and Stipnicks).

 (2) Heartland Advisors, Inc. ('Heartland'), a registered investment advisor, filed with the Commission its statement on Schedule 13G, for the quarter ended December 31, 1997, to the effect that it has sole voting and sole dispositive power over all these shares. Such statement of Heartland's beneficial ownership, voting power, dispositive owner and percent of class as stated herein, is based solely on information stated therein.


 (3) PAR Investment Partners, L.P., PAR Group, L.P., and PAR Capital Management, Inc. (collectively, the 'PAR Entities') filed with the Commission their statement on Schedule 13G, dated May 4, 1998, to the effect that the PAR Entities have sole voting and sole dispositive power over all these shares. Such statement of the PAR Entities' beneficial ownership, voting power, dispositive power and percent of class as stated herein, is based solely on information stated therein.



 (4) Dimensional Fund Advisors Inc. ('Dimensional'), a registered investment advisor, has filed with the Commission its statement on Schedule 13G, for the quarter ended December 31, 1997, to the effect that it has sole voting power over 413,400 shares, and sole dispositive power over 627,400 shares. Such statement of Dimensional's beneficial ownership, voting power, dispositive power and percent of class as stated herein, is based solely on information stated therein.



 (5) Includes (a) presently exercisable options to purchase 36,000 shares each granted to Messrs. Wolff and Hlavacek on July 7, 1993, under the Company's 1993 Incentive Stock Plan for Key Employees; (b) presently exercisable options to purchase 10,000 shares each granted to Messrs. Hlavacek and Wolff on February 25, 1994, under said Plan; (c) presently exercisable options to purchase 18,000 shares each granted to Messrs. Wolff and Hlavacek on February 14, 1995, under said Plan; (d) presently exercisable options to purchase 20,000 shares each granted to Messrs. Wolff and Hlavacek on March 21, 1996, under said Plan; (e) presently exercisable options to purchase 16,000 shares each granted to Messrs. Wolff and Hlavacek on May 13, 1997, under said Plan; (f) presently exercisable options to purchase 20,000 shares each granted by Messrs. Wolff and Hlavecek, under said Plan; (g) presently exercisable options to purchase 225,000 shares granted to Mr. Thomas on August 9, 1996, under the Company's 1996 Incentive Stock Plan; (h) presently exercisable options to purchase 100,000 shares granted to Mr. Tague; (i) presently exercisable options to purchase 3,500 shares each granted to Messrs. Abel, Rogers and Stipnicks under the Company's Stock Option Plan for Non-Employee Directors; and (j) presently exercisable options to purchase 167 shares each granted to Messrs. Abel, Rogers and Stipnicks under the Company's Stock Options Plan for Non-Employee Directors.



 (6) Represents less than 5% of the outstanding stock of the Company.



 (7) Assumes no exercise of the Underwriters' over-allotment option.



 (8) Includes 43,267 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998 or which will become exercisable within 60 days of such date. Mr. Aschenbach has been the Vice President -- Purchasing and Airport Services of the Company since prior to June 1995.



 (9) Includes 15,667 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998 or which will become exercisable within 60 days of such date. Mr. Beal has been the Vice President -- Flight Operations of the Company since May 1997.



 (10) Includes 29,300 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998 or which will become exercisable within 60 days of such date. Mr. Blair has been the Vice President -- Strategic Planning of the Company since August 1996.



(11) Includes 30,500 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998 or which will become exercisable within 60 days of such date. Mr. Hula has been the Vice President -- Planning of the Company since prior to June 1995.



(12) Includes 34,417 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998 or which will become exercisable within 60 days of such date. Mr. Hunt has been the Vice President and General Counsel of the Company since prior to June 1995.



(13) Includes 33,667 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998 or which will become exercisable within 60 days of such date. Mr. Larsen has been the Vice President -- Marketing of the Company since prior to June 1995.



(14) Includes 29,167 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998 or which will become exercisable within 60 days of such date. Ms. La Vista has been the Vice President -- Customer Service of the Company since prior to June 1995.



(15) Includes 51,100 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998 or which will become exercisable within 60 days of such date. Mr. Marlar has been the Vice President -- Maintenance & Engineering of the Company since prior to June 1995.



(16) Includes 47,100 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998 or which will become exercisable within 60 days of such date. Mr. Meyer has been the Vice President -- Human Resources of the Company since prior to June 1995.



(17) Includes 17,000 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998 or which will become exercisable within 60 days of such date. Mr. Perry has been the Vice President -- Sales of the Company since June 1996, and Director -- Sales of the Company since prior to June 1995.



(18) Includes 225,000 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998 or which will become exercisable within 60 days of such date. Mr. Thomas has been the Senior Vice President -- Sales and Marketing of the Company since August 1996. Such shares are also included in the number of shares owned by all directors and executive officers as a group set forth above.



(19) Includes 29,167 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998 or which will become exercisable within 60 days of such date. Mr. Wing has been the Vice President & Controller of the Company since prior to June 1995.



(20) Includes 120,000 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998, or which will become exercisable within 60 days of such date. Such shares are also included in the number of shares owned by all directors and executive officers as a group set forth above.



(21) Includes 35,417 shares of Common Stock issuable upon the exercise of options which are exercisable at June 30, 1998 or which will become exercisable within 60 days of such date. Mr. Wright has been the Vice President -- Information Services of the Company since prior to June 1995.



(22) Represents less than 1% of the outstanding stock of the Company.

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                       CERTAIN RELATED PARTY TRANSACTIONS

     Mr. Mikelsons is the sole owner of Betaco, Inc., a Delaware corporation ('Betaco'). Betaco currently owns two airplanes (a Cessna Citation II and a Lear
Jet) and three helicopters (a Bell 206B Jet Ranger III, an Aerospatiale 355F2 Twin Star and a Bell 206L-3 LongRanger). The two airplanes and the Twin Star and LongRanger helicopters, are leased to ATA. The Company believes that the current terms of the leases with Betaco for this equipment are no less favorable to the Company than those that could be obtained from third parties.

     The lease for the Cessna Citation currently requires a monthly payment of $37,500. The lease for the Lear Jet requires a monthly payment of $42,000. The lease for the JetRanger III currently requires a monthly payment of $7,000. The lease for the Aerospatiale 355F2 Twin Star requires a monthly lease payment of $12,000 and the lease for the LongRanger requires a monthly payment of $11,200.

     Mr. Rogers, Chairman of the Audit Committee, is a partner in the law firm of Cravath, Swaine & Moore, which provides legal services to the Company. Mr. Abel, Chairman of the Compensation Committee, is a partner in the accounting firm of Blue & Co., LLC, which provides tax and accounting services to the Company.

     Pursuant to Mr. Thomas' employment arrangement with the Company, the Company loaned Mr. Thomas $100,000 on May 7, 1997. Mr. Thomas delivered a Promissory Note to the Company, the terms of which include a maturity date of May 1, 1999, an interest rate of 8.75% per annum, and quarterly interest payments.

     Pursuant to a registration rights agreement between Mr. Mikelsons and the Company (the 'Registration Agreement'), Mr. Mikelsons and certain transferees (the 'Sellers') have the right to require that the Company register under the Securities Act or qualify for sale (in either case, a 'demand registration') any securities of the Company that they own, including shares of Common Stock, and the Company is required to use reasonable efforts to cause such registration to occur, subject to certain limitations and conditions, including that the Company shall not be obligated to register or qualify such securities more than twice in any 18 month period and then only if the request is to register at least 5% of the total number of shares of Common Stock at the time issued and outstanding, or in the case of a request to register debt securities, the principal amount of such specified debt is at least $1,000,000. In addition, if the Company proposes to register shares of Common Stock under the Securities Act, the Sellers have the right to request the inclusion of their securities in such registration statement, subject to certain limitations and conditions, among them the right of the underwriters of such registered offering to exclude or limit the number of their shares included in such offering. The Company will bear the entire cost of the first three demand registrations and the Company and the Sellers will each bear one-half of the costs of any subsequent demand registrations. These costs include (legal fees and expenses of counsel for the Company) and certain of the costs for the other Sellers. The Sellers will pay any underwriting discounts and commissions associated with the sale of their securities and the fees and expenses of their counsel.

     The Company has agreed that in the event of any registration of shares of securities pursuant to the Registration Agreement, it will indemnify the Sellers and certain other related persons, against certain liabilities incurred in connection with such registration, including liabilities under the Securities Act. The Sellers will provide a similar indemnity for liabilities incurred as a result of information jointly identified in writing by the Company and the Sellers as concerning the Sellers and their security holdings in the Company and as identified for use in such registration statement by the Sellers.

     Subject to certain limitations and conditions, the registration rights held by Mr. Mikelsons may be transferred with his securities. The Registration Agreement also contains various covenants imposing certain obligations upon the Company when performing pursuant to such agreement including, among other things, furnishing copies of any prospectus to Mr. Mikelsons, qualifying such securities, entering into an underwriting agreement, listing the securities as requested and taking such other necessary actions.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's Articles authorize 30 million shares of Common Stock, without par value, and authorize 10 million shares of Preferred Stock, without par value (the 'Preferred Stock' and, collectively, with the Common Stock, the 'Capital Stock').

PREFERRED STOCK

     The Company's Articles authorize the Board to provide for the issuance, from time to time, of Preferred Stock in series, to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereon. Because the Board has the power to establish the preferences and rights of the shares of any such series of Preferred Stock, it may afford holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock, which would adversely affect the rights of holders of Common Stock.

COMMON STOCK

     Holders of shares of Common Stock have no preemptive or other rights to subscribe for additional shares of voting securities of the Company. Subject to the preferential rights, if any, of any outstanding Preferred Stock, upon the liquidation, dissolution or winding up of the affairs of the Company, the assets legally available for distribution to shareholders would be distributable among the holders of the shares of Common Stock at the time outstanding. The Common Stock will not be subject to redemption or call except as provided in the Indiana Control Share Act (as defined herein), which does not currently apply to the Company, and to the extent necessary to prevent the loss of any governmental license and to comply with any governmental regulations. Shares of Common Stock issued pursuant to this Offering will be fully paid and nonassessable shares of capital stock of the Company. No holder of Common Stock will have any liability for further calls or assessments respecting such shares. Shareholders of the Company do not have cumulative voting rights.

     National City Bank, N.A. will act as transfer agent and registrar for the Common Stock.

DIVIDENDS

     Subject to the preferential rights of any Preferred Stock, holders of Common Stock are entitled to receive any dividends, including stock dividends, if any, in such amounts and at such rates as may be declared by the Board out of funds legally available therefor.

CONTROL


     After the completion of the Offering made hereby, Mr. Mikelsons will control approximately 48.6% of the issued and outstanding shares of Common Stock (44.5% if the Underwriters' over-allotment option is exercised in full). Accordingly, Mr. Mikelsons will exert great influence on (i) the election of all the Company's directors, (ii) any amendment of the Articles or effectuation of a merger, sale of assets, or other major corporate transaction, (iii) any nonnegotiated takeover attempt, (iv) determining the amount and timing of dividends paid to himself and other holders of Common Stock and (v) the management and operations of the Company and the outcome of all matters submitted for a shareholder vote. In addition, there are various measures included in the Articles which may make nonnegotiated takeover attempts of the Company more difficult and expensive.


CERTAIN PROVISIONS OF INDIANA LAW

     The Company's By-laws provide that the Company is not subject to the Indiana Control Share Act. Such By-laws may be amended by the Board without a shareholder vote.

     Indiana Code SS 23-1-43 (the 'Business Combination Act') prohibits a person who acquires beneficial ownership of 10% or more of certain corporations' shares (an 'Interested Shareholder'), or any affiliate or associate of an Interested Shareholder, from effecting a merger or other business combination with the corporation for a period of five years from the date on which the person became an Interested Shareholder, unless the transaction in which the person became an Interested Shareholder was approved in advance by the corporation's board of directors. Following the five-year period, a merger or other business combination may be effected with an Interested Shareholder only if (i) the business combination is approved by the corporation's shareholders, excluding the Interested Shareholder and any of its affiliates or associates, or (ii) the consideration to be received by shareholders in the business combination is at least equal to the highest price paid by the Interested Shareholder in acquiring its interest in the corporation, with certain adjustments, and certain other requirements are met. The Business Combination Act broadly defines the term 'business combination' to include mergers, sales or leases of assets, transfers of shares of the corporation, proposals for liquidation and the receipt by an Interested Shareholder of any financial assistance or tax advantage from the corporation, except proportionately as a shareholder of the corporation. The Business Combination Act does not apply to any business combination with Mr. Mikelsons, who acquired his Common Stock prior to January 7, 1986.

     Indiana Code SS 23-1-42 (the 'Control Share Act'), which does not currently apply to the Company, provides that any person or group of persons that acquires the power to vote more than one-fifth of certain corporations' shares shall not have the right to vote such shares unless granted voting rights by the holders of a majority of the outstanding shares of the corporation and by the holders of a majority of the outstanding shares excluding 'interested shares.' Interested shares are those shares held by the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation. If the approval of voting power for the shares is obtained, additional shareholder approvals are required when a shareholder acquires the power to vote more than one-third and more than a majority of the voting power of the corporation's shares. In the absence of such approval, the additional shares acquired by the shareholder may not be voted.

     The Control Share Act also provides that if the shareholders grant voting rights to the shares after a shareholder has acquired more than a majority of the voting power, all shareholders of the corporation are entitled to exercise statutory dissenters' rights and to demand the value of the shares in cash from the corporation. If voting rights are not accorded to the shares, the corporation may have the right to redeem them. The provisions of the Control Share Act do not apply to acquisitions of voting power pursuant to a merger or share exchange agreement to which the corporation is a party.

     The overall effect of the above provisions may be to render more difficult or to discourage a merger, a tender offer, a proxy contest, the assumption of control of the Company by a holder of a large block of the Company's stock or other person, or the removal of incumbent management, even if such actions may be beneficial to the Company's shareholders generally.

CERTAIN PROVISIONS OF THE RESTATED ARTICLES OF INCORPORATION AND BY-LAWS

CERTAIN ANTI-TAKEOVER PROVISIONS


     Insofar as Mr. Mikelsons will retain effective control of the Company after the Offering through his ownership of approximately 48.6% of the outstanding Common Stock (44.5% if the Underwriters' over-allotment is exercised in full), the Company will not be under most circumstances vulnerable to a takeover without the approval of Mr. Mikelsons.


     Following the Offering, Mr. Mikelsons will own less than 50% of the combined voting power of the outstanding stock of the Company, and, as a result, certain provisions of the Articles and By-laws of the Company will become effective that may discourage an unsolicited takeover of the Company that the Board determines would not be in the best interests of the Company and its shareholders. These provisions therefore, could potentially discourage certain attempts to acquire the Company or to remove incumbent management even if some or a majority of the Company's shareholders deemed such an attempt to be in their best interests.

     The Articles provide, among other things, that, following the Offering, the Board will be divided into three classes serving staggered three-year terms and that directors will only be removable from office for 'cause' (as such term is used in the Articles) and only by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of voting stock, voting together as a single class. The Articles further provide that following the Offering, in the case of certain mergers, sales of assets, issuances of securities, liquidations or dissolutions, or reclassifications or recapitalizations involving 'interested shareholders' (as such term is used in the Articles), such transactions must be approved by (i) 80% of the voting power of the then outstanding voting stock of the Company and (ii) a majority of the then outstanding voting stock of the Company held by 'disinterested stockholders' (as such term is used in the Articles), in each case voting together as a single class, unless, in the case of certain such transactions, the transaction is approved by the 'disinterested directors' (as such term is used in the Articles) or unless certain minimum price, form of consideration and procedural requirements are satisfied as provided by the Articles.

     Following the Offering, the Articles stipulate that the affirmative vote of
(i) 80% of the combined voting power of the then outstanding shares of voting stock and (ii) a majority of the combined voting power of the then outstanding shares of voting stock held by the disinterested stockholders is required to amend certain provisions of the Articles, including the provisions referred to above relating to the classification of the Board, removal of directors and approval of certain mergers, business combinations and other similar transactions.

     The requirement of a supermajority vote to approve certain corporate transactions and certain amendments to the Articles could enable a minority of the Company's shareholders to exercise veto powers over such transactions and amendments. So long as Mr. Mikelsons owns more than 20% of the combined power of the outstanding voting stock, he will be able to exercise such veto powers.

     Pursuant to the By-laws, following the Offering, and subject to the terms of any series of preferred stock or any other securities of the Company, openings on the Board due to vacancies or newly created directorships may, if the remaining directors fail to fill any such vacancy, be filled by the shareholders at the next annual or special meeting called for that purpose. The By-laws provide that a special meeting may only be called by the majority of the Board. Following the Offering, the By-laws also establish strict notice procedures, with regard to the nomination of candidates for election as directors (other than by or at the direction of the Board or a committee thereof), and with regard to other matters to be brought before an annual meeting of stockholders of the Company.

DIRECTORS' LIABILITY

     The Articles provide that, to the fullest extent permitted by the Indiana Business Corporation Law, a director of the Company is not liable for any action taken as a director, or any failure to take any action, unless the director has breached or failed to perform his or her duties in compliance with such law and such breach or failure to perform constitutes willful misconduct or recklessness. This provision is effective at all times, both before and after the commencement of the Effective Time (as defined in the Articles).

     Under the Indiana Business Corporation Law, directors are required to discharge their duties; (i) in good faith; (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (iii) in a manner the directors reasonably believe to be in the best interests of the corporation. However, the Indiana Business Corporation Law exonerates directors from liability for breach of these standards of conduct unless the breach constitutes willful misconduct or recklessness. This exoneration from liability may not affect the availability of equitable relief, including injunctions. Furthermore, the exoneration from liability under Indiana law does not affect the liability of directors for violations of the federal securities laws.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, (the 'Underwriting Agreement') the Underwriters named below, for whom Morgan Stanley & Co. Incorporated and Smith Barney Inc. are acting as Representatives, have severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to them severally, the respective number of shares of Common Stock set forth opposite the name of such Underwriter below.

                                                                                     NUMBER OF
                                   UNDERWRITER                                        SHARES
----------------------------------------------------------------------------------   ---------

Morgan Stanley & Co. Incorporated.................................................
Smith Barney Inc..................................................................

     Total........................................................................
                                                                                     ---------
                                                                                     ---------

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.


     The Underwriters, initially propose to offer part of the Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not
in excess of $          per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to other Underwriters or to certain dealers. The Company will pay the underwriting discounts and commissions otherwise payable by the Selling Shareholders (other than the Principal Selling Shareholder) which
total $          . After the initial offering of the Common Stock, the
offering price and other selling terms may from time to time be varied by the Underwriters. The Representatives of the Underwriters have advised the Company and the Selling Shareholders that the Underwriters do not intend to confirm any shares to any accounts over which they exercise discretionary authority.


     Pursuant to the Underwriting Agreement, the Selling Shareholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 555,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering of the Common Stock. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth next to such Underwriter's name in the preceding table bears to the total number of shares offered by the Underwriters' hereby.

     The Company, the Selling Shareholders and certain directors and officers of the Company have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not during the period ending 90 days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, except under certain limited circumstances.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing shares of Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     From time to time, the Representatives and their affiliates have provided and will continue to provide investment banking services to the Company.

                                 LEGAL MATTERS

     Certain legal matters with respect to the issuance of the Common Stock in connection with the Offering are being passed upon for the Company by Cravath, Swaine & Moore, New York, New York and for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Cravath, Swaine & Moore and Cleary, Gottlieb, Steen & Hamilton will rely as to matters of Indiana law upon the opinion of Brian T. Hunt, General Counsel of the Company. The validity of the issuance of the Common Stock offered hereby will be passed upon by Brian T. Hunt, General Counsel of the Company. The Company is also being advised on regulatory and aviation matters by Squire, Sanders & Dempsey L.L.P., Washington, D.C. William P. Rogers, Jr., a partner at Cravath, Swaine & Moore, is a director of the Company, and beneficially owns 8,000 shares of Common Stock of the Company and options to purchase 4,000 shares of such Common Stock.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy statements and other information with the Commission. The Company has agreed to file with the Commission the annual reports and the information, documents and other reports otherwise required pursuant to Section 13 of the Exchange Act. All such information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and the website (http://www.sec.gov) maintained by the Commission and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Common Stock of the Company is traded on Nasdaq and such reports, proxy statements and other information concerning the Company also can be inspected at the offices of Nasdaq National Market, 1735 K Street, N.W., Washington D.C. 20006.


     This Prospectus constitutes a part of a registration statement on Form S-2 (the 'Registration Statement') filed by the Company with the Commission under the Securities Act with respect to the

Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                  AMTRAN, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                              PAGE
                                                                                                              -----

Audited Financial Statements:
     Report of Independent Auditors........................................................................     F-2
     Consolidated Balance Sheets at December 31, 1997 and 1996.............................................     F-3
     Consolidated Statements of Operations for the Years Ended December 31, 1997, 1996 and 1995............     F-4
     Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 1997, 1996
      and 1995.............................................................................................     F-5
     Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and 1995............     F-6
     Notes to Consolidated Financial Statements............................................................     F-7
Unaudited Interim Financial Statements:
     Consolidated Balance Sheets at June 30, 1998 and June 30, 1997........................................    F-17
     Consolidated Statements of Operations for the Six Months Ended June 30, 1998 and 1997.................    F-18
     Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1998 and 1997.................    F-19
     Notes to Consolidated Financial Statements............................................................    F-20

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
AMTRAN, INC.

     We have audited the accompanying consolidated balance sheets of Amtran, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amtran, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Indianapolis, Indiana
February 4, 1998

                         AMTRAN, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                                DECEMBER 31,
                                                                                           ----------------------
                                                                                             1997         1996
                                                                                           ---------    ---------

                                         ASSETS
Current assets:
     Cash and cash equivalents..........................................................   $ 104,196    $  73,382
     Receivables, net of allowance for doubtful accounts (1997 -- $1,682;
      1996 -- $1,274)...................................................................      23,266       20,239
     Inventories, net...................................................................      14,488       13,888
     Assets held for sale...............................................................          --       14,112
     Prepaid expenses and other current assets..........................................      20,892       14,571
                                                                                           ---------    ---------
          Total current assets..........................................................     162,842      136,192

Property and equipment:
     Flight equipment...................................................................     463,576      381,186
     Facilities and ground equipment....................................................      54,933       51,874
                                                                                           ---------    ---------
                                                                                             518,309      433,060
     Accumulated depreciation...........................................................    (250,828)    (208,520)
                                                                                           ---------    ---------
                                                                                             267,681      224,540
Assets held for sale....................................................................       8,691           --
Deposits and other assets...............................................................      11,643        8,869
                                                                                           ---------    ---------
               Total assets.............................................................   $ 450,857    $ 369,601
                                                                                           ---------    ---------
                                                                                           ---------    ---------

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current maturities of long-term debt...............................................   $   8,975    $  30,271
     Accounts payable...................................................................      10,511       13,671
     Air traffic liabilities............................................................      68,554       49,899
     Accrued expenses...................................................................      80,312       64,813
                                                                                           ---------    ---------
          Total current liabilities.....................................................     168,352      158,654

Long-term debt, less current maturities.................................................     182,829      119,100
Deferred income taxes...................................................................      31,460       20,216
Other deferred items....................................................................      11,226       16,887

Commitments and contingencies

Shareholders' equity:
     Preferred stock; authorized 10,000,000 shares; none issued.........................          --           --
     Common stock, without par value; authorized 30,000,000 shares; issued
      11,829,230 -- 1997; 11,799,852 -- 1996............................................      38,760       38,341
     Treasury stock: 185,000 shares.....................................................      (1,760)      (1,760)
     Additional paid-in-capital.........................................................      15,340       15,618
     Retained earnings..................................................................       6,250        4,678
     Deferred compensation -- ESOP......................................................      (1,600)      (2,133)
                                                                                           ---------    ---------
                                                                                              56,990       54,744
                                                                                           ---------    ---------
               Total liabilities and shareholders' equity...............................   $ 450,857    $ 369,601
                                                                                           ---------    ---------
                                                                                           ---------    ---------

                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------
                                                                          1997           1996           1995
                                                                       -----------    -----------    -----------

Operating revenues:
     Scheduled service..............................................   $   371,762    $   386,488    $   361,967
     Charter........................................................       359,177        310,569        307,091
     Ground package.................................................        22,317         22,302         20,421
     Other..........................................................        29,937         31,492         25,530
                                                                       -----------    -----------    -----------
          Total operating revenues..................................       783,193        750,851        715,009
                                                                       -----------    -----------    -----------
Operating expenses:
     Salaries, wages and benefits...................................       172,499        163,990        141,072
     Fuel and oil...................................................       153,701        161,226        129,636
     Handling, landing and navigation fees..........................        69,383         70,122         74,400
     Depreciation and amortization..................................        62,468         61,661         55,827
     Aircraft rentals...............................................        54,441         65,427         55,738
     Aircraft maintenance, materials and repairs....................        51,465         55,175         55,423
     Crew and other employee travel.................................        36,596         35,855         31,466
     Passenger service..............................................        32,812         32,745         34,831
     Commissions....................................................        26,102         26,677         24,837
     Ground package cost............................................        19,230         18,246         15,926
     Other selling expenses.........................................        15,462         17,563         14,934
     Advertising....................................................        12,658         10,320          8,852
     Facilities and other rentals...................................         8,557          9,625          7,414
     Disposal of assets.............................................            --          4,475             --
     Other..........................................................        54,335         53,800         46,717
                                                                       -----------    -----------    -----------
          Total operating expenses..................................       769,709        786,907        697,073
                                                                       -----------    -----------    -----------
Operating income (loss).............................................        13,484        (36,056)        17,936

Other income (expense):
     Interest income................................................         1,584            617            410
     Interest (expense).............................................        (9,454)        (4,465)        (4,163)
     Other..........................................................           413            323            470
                                                                       -----------    -----------    -----------
          Other expenses............................................        (7,457)        (3,525)        (3,283)
                                                                       -----------    -----------    -----------
Income (loss) before income taxes...................................         6,027        (39,581)        14,653
Income taxes (credits)..............................................         4,455        (12,907)         6,129
                                                                       -----------    -----------    -----------
Net income (loss)...................................................   $     1,572    $   (26,674)   $     8,524
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------

Basic earnings per common share:
Average shares outstanding..........................................    11,577,727     11,535,425     11,481,861
Net income (loss) per share.........................................   $      0.14    $     (2.31)   $      0.74
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------

Diluted earnings per common share:
Average shares outstanding..........................................    11,673,330     11,535,425     11,519,232
Net income (loss) per share.........................................   $      0.13    $     (2.31)   $      0.74
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------

                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                              ADDITIONAL                   DEFERRED
                                                       COMMON     TREASURY     PAID-IN      RETAINED     COMPENSATION
                                                        STOCK      STOCK       CAPITAL      EARNINGS         ESOP
                                                       -------    --------    ----------    ---------    ------------

Balance, December 31, 1994..........................   $37,941    $ (1,091)    $ 16,008     $  22,828      $ (2,933)
     Net income.....................................        --          --           --         8,524            --
     Issuance of common stock for ESOP..............        --          --         (111)           --           267
     Restricted stock grants........................       152          --          (19)           --            --
     Stock options exercised........................       166          --          (57)           --            --
     Purchase 54,000 shares of treasury stock.......        --        (490)          --            --            --
                                                       -------    --------    ----------    ---------    ------------
Balance, December 31, 1995..........................    38,259      (1,581)      15,821        31,352        (2,666)
     Net loss.......................................        --          --           --       (26,674)           --
     Issuance of common stock for ESOP..............        --          --         (173)           --           533
     Restricted stock grants........................        32          --           (7)           --            --
     Stock options exercised........................        50          --          (23)           --            --
     Purchase of 16,000 shares of treasury stock....        --        (179)          --            --            --
                                                       -------    --------    ----------    ---------    ------------
Balance, December 31, 1996..........................    38,341      (1,760)      15,618         4,678        (2,133)
     Net income.....................................        --          --           --         1,572            --
     Issuance of common stock for ESOP..............        --          --         (214)           --           533
     Restricted stock grants........................       419          --         (185)           --            --
     Executive stock options expired................        --          --          121            --            --
                                                       -------    --------    ----------    ---------    ------------
Balance, December 31, 1997..........................   $38,760    $ (1,760)    $ 15,340     $   6,250      $ (1,600)
                                                       -------    --------    ----------    ---------    ------------
                                                       -------    --------    ----------    ---------    ------------

                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                ---------------------------------
                                                                                  1997         1996        1995
                                                                                ---------    --------    --------

Operating activities:
Net income (loss)............................................................   $   1,572    $(26,674)   $  8,524
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization...........................................      62,468      61,661      55,827
     Deferred income taxes (credits).........................................      11,244     (13,246)      4,025
     Other non-cash items....................................................        (666)     28,185       9,699
Changes in operating assets and liabilities:
     Receivables.............................................................      (3,027)      3,919      (6,768)
     Inventories.............................................................      (1,637)       (948)      2,739
     Assets held for sale....................................................       5,356     (14,112)         --
     Prepaid expenses........................................................      (6,321)      6,081      (4,061)
     Accounts payable........................................................      (3,160)      2,519        (166)
     Air traffic liabilities.................................................      18,655      (6,632)     10,466
     Accrued expenses........................................................      15,452      (8,582)      6,793
                                                                                ---------    --------    --------
Net cash provided by operating activities....................................      99,936      32,171      87,078
                                                                                ---------    --------    --------
Investing activities:
     Proceeds from sales of property and equipment...........................       8,005         529      21,564
     Capital expenditures....................................................     (84,233)    (69,884)    (57,835)
     Reductions of (additions to) other assets...............................         173       6,194      (7,761)
                                                                                ---------    --------    --------
Net cash used in investing activities........................................     (76,055)    (63,161)    (44,032)
                                                                                ---------    --------    --------
Financing activities:
     Proceeds from long-term debt............................................     134,000      21,390       6,000
     Payments on long-term debt..............................................    (127,067)     (9,580)    (17,567)
     Purchase of treasury stock..............................................          --        (179)       (490)
                                                                                ---------    --------    --------
Net cash provided by (used in) financing activities..........................       6,933      11,631     (12,057)
                                                                                ---------    --------    --------
Increase (decrease) in cash and cash equivalents.............................      30,814     (19,359)     30,989
Cash and cash equivalents, beginning of period...............................      73,382      92,741      61,752
                                                                                ---------    --------    --------
Cash and cash equivalents, end of period.....................................   $ 104,196    $ 73,382    $ 92,741
                                                                                ---------    --------    --------
                                                                                ---------    --------    --------

Supplemental disclosures:
     Cash payments for:
          Interest...........................................................   $   6,197    $  3,823    $  4,515
          Income taxes (refunds).............................................        (311)        515       1,069

Financing and investing activities not affecting cash:
     Issuance of long-term debt directly for capital expenditures............   $  30,650    $     --    $ 31,708
     Issuance of short-term debt directly for capital expenditures...........       4,750          --          --

                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND BUSINESS DESCRIPTION

     The consolidated financial statements include the accounts of Amtran, Inc. (the 'Company') and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     The Company operates principally in one business segment through American Trans Air, Inc. ('ATA'), its principal subsidiary, which accounts for approximately 95% of the Company's operating revenues. ATA is a U.S.-certificated air carrier providing domestic and international charter and scheduled passenger services. Approximately 48% of the Company's 1997 operating revenues were generated through scheduled services to such destinations as Hawaii, Las Vegas, Florida, California, Mexico and the Caribbean, while approximately 46% of 1997 operating revenues were derived from charter operations with independent tour operators and the U.S. military to numerous destinations throughout the world.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

     Cash equivalents are carried at cost and are primarily comprised of investments in U.S. Treasury bills, commercial paper and time deposits which are purchased with original maturities of three months or less (see Note 2).

ASSETS HELD FOR SALE

     Assets held for sale are carried at the lower of net book value or estimated net realizable value.

INVENTORIES

     Inventories consist primarily of expendable aircraft spare parts, fuel and other supplies. Aircraft parts inventories are stated at cost and are reduced by an allowance for obsolescence. The obsolescence allowance is provided by amortizing the cost of the aircraft parts inventory, net of an estimated residual value, over its estimated useful service life. The obsolescence allowance at December 31, 1997 and 1996, was $7.6 million and $6.6 million, respectively. Inventories are charged to expense when consumed.

REVENUE RECOGNITION

     Revenues are recognized when the transportation is provided. Customer flight deposits and unused passenger tickets sold are included in air traffic liability. As is customary within the industry, the Company performs periodic evaluations of this estimated liability, and any adjustments resulting therefrom, which can be significant, are included in the results of operations for the periods in which the evaluations are completed.

PASSENGER TRAFFIC COMMISSIONS

     Passenger traffic commissions are recognized as expense when the transportation is provided and the related revenue is recognized. The amount of passenger traffic commissions paid but not yet recognized as expense is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost and is depreciated to residual value over its estimated useful service life using the straight-line method. Advanced payments for future aircraft purchases are recorded at cost. As of December 31, 1997 and 1996, the Company had made advanced payments for future aircraft deliveries totaling $6.0 million and $2.7 million, respectively. The estimated useful service lives for the principal depreciable asset classifications are as follows:

                          ASSET                                  ESTIMATED USEFUL SERVICE LIFE
----------------------------------------------------------   --------------------------------------

Aircraft and related equipment:
     Lockheed L-1011......................................   16 years
     Boeing 757-200.......................................   20 years
     Boeing 727-200.......................................   11 years
Major rotable parts, avionics and assemblies..............   Life of equipment to which applicable
                                                             (Generally ranging from 10-16   years)
Improvements to leased flight equipment...................   Period of benefit or term of lease
Other property and equipment..............................   3 - 7 years

     The costs of major airframe and engine overhauls are capitalized and amortized over their estimated useful lives based upon usage (or to earlier fleet common retirement dates) for both owned and leased aircraft.

FINANCIAL INSTRUMENTS

     The carrying amounts of cash equivalents, receivables and both variable-rate and fixed-rate debt (see Note 5) approximate fair value. The fair value of fixed-rate debt, including current maturities, is estimated using discounted cash flow analysis based on the Company's current incremental rates for similar types of borrowing arrangements.

INCOME (LOSS) PER SHARE

     In 1997, the Company adopted Financial Accounting Standards Board ('FASB') Statement 128, 'Earnings per Share,' which establishes new standards for the calculation and disclosure of earnings per share. All prior period earnings per share amounts disclosed in the financial statements have been restated to conform to the new standards under Statement 128 (see Note 10).

2. CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consisted of the following:

                                                                                       DECEMBER 31,
                                                                                    -------------------
                                                                                      1997       1996
                                                                                    --------    -------
                                                                                      (IN THOUSANDS)

Cash.............................................................................   $ 25,406    $18,523
Commercial paper.................................................................     34,817         --
U.S. Treasury repurchase agreements..............................................     43,973     54,859
                                                                                    --------    -------
                                                                                    $104,196    $73,382
                                                                                    --------    -------
                                                                                    --------    -------

     Cash equivalents of $0.0 and $6.3 million at December 31, 1997 and December 31, 1996, respectively, were pledged to collateralize amounts which could become due under letters of credit. At December 31, 1997 and 1996, there were no amounts drawn against letters of credit (see Note 4).

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. PROPERTY AND EQUIPMENT

     The Company's property and equipment consisted of the following:

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1997        1996
                                                                                   --------    --------
                                                                                      (IN THOUSANDS)

Flight equipment, including airframes, engines and other........................   $463,576    $381,186
Less accumulated depreciation...................................................    219,590     182,392
                                                                                   --------    --------
                                                                                    243,986     198,794
                                                                                   --------    --------
Facilities and ground equipment.................................................     54,933      51,874
Less accumulated depreciation...................................................     31,238      26,128
                                                                                   --------    --------
                                                                                     23,695      25,746
                                                                                   --------    --------
                                                                                   $267,681    $224,540
                                                                                   --------    --------
                                                                                   --------    --------

4. SHORT-TERM BORROWINGS

     The Company maintains a $5.0 million revolving credit facility available for its short-term borrowing needs and for issuance of letters of credit. The credit facility is available until June 1998 and is collateralized by certain aircraft engines. Borrowings against the facility bear interest at the bank's prime rate plus .25%. There were no borrowings against this credit facility at December 31, 1997 or 1996. At December 31, 1997 and 1996, the Company had outstanding letters of credit aggregating $3.5 million and $4.1 million, respectively, under such facility.

5. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1997        1996
                                                                                   --------    --------
                                                                                      (IN THOUSANDS)

Unsecured Senior Notes, fixed rate of 10.5% payable on
  August 1, 2004................................................................   $100,000    $     --
Note payable to bank; prime to prime plus 0.5% (8.5% and 9.0% at December 31,
  1997), payable on or before April 2001........................................     34,000     123,246
Note payable to institutional lender; fixed rate of 7.80% payable in varying
  installments through September 2003...........................................      7,045       8,420
Note payable to institutional lender; fixed rate of 7.08% payable in varying
  installments through January 1999.............................................     29,982          --
City of Indianapolis advance, payable in December 2000..........................     10,000      10,000
City of Chicago variable rate special facility revenue bonds
  (4.29% on December 31, 1997), payable in December 2020........................      6,000       6,000
Other...........................................................................      4,777       1,705
                                                                                   --------    --------
                                                                                    191,804     149,371
Less current maturities.........................................................      8,975      30,271
                                                                                   --------    --------
                                                                                   $182,829    $119,100
                                                                                   --------    --------
                                                                                   --------    --------

     On July 24, 1997, the Company completed two separate financings designed to lengthen the maturity of the Company's long-term debt and diversify its credit sources. On that date, the Company (i) sold $100.0 million principal amount of unsecured seven-year notes in a private offering under Rule 144A, and (ii) entered into a new secured revolving credit facility.

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The unsecured senior notes mature on August 1, 2004. Each note bears interest at the annual rate of 10.5%, payable on February 1 and August 1 of each year beginning February 1, 1998. The Company may redeem the notes, in whole or in part, at any time on or after August 1, 2002, initially at 105.25% of their principal amount plus accrued interest, declining ratably to 100.0% of their principal amount plus accrued interest at maturity. At any time prior to August 1, 2000, the Company may redeem up to 35.0% of the original aggregate principal amount of the notes with the proceeds of sales of common stock, at a redemption price of 110.5% of their principal amount (plus accrued interest), provided that at least $65.0 million in aggregate principal amount of the notes remains outstanding after such redemption.

     The net proceeds of the unsecured notes were approximately $96.9 million, after application of costs and fees of issuance. The Company used a portion of the net proceeds to repay in full the Company's prior bank facility and used the balance of the proceeds for general corporate purposes.

     Concurrently with the issuance of the unsecured notes, the Company entered into a new $50.0 million revolving credit facility that includes up to $25.0 million for stand-by letters of credit. ATA is the borrower under the new credit facility, which is guaranteed by the Company and each of the Company's other active subsidiaries. The principal amount of the new facility matures on April 1, 2001, and borrowings are secured by certain Lockheed L-1011 aircraft and engines. The loan-to-value ratio for collateral securing the new facility may not exceed 75% at any time. Borrowings under the new facility bear interest, at the option of ATA, at either LIBOR plus 1.50% to 2.50% or the agent bank's prime rate.

     The Company's former credit facility had initially provided a maximum of $125.0 million, including $25.0 million for stand-by letters of credit, subject to the maintenance of certain collateral value, including certain owned Lockheed L-1011 aircraft, certain receivables, and certain rotables and spare parts. Loans under the former credit facility were subject to interest, at the Company's option, at either prime to prime plus 0.75%, or the Eurodollar rate plus 1.50% to 2.75%. The former facility was scheduled to mature on April 1, 1999.

     The notes and credit facility are subject to restrictive covenants, including, among other things, limitations on: the incurrence of additional indebtedness; the payment of dividends; certain transactions with shareholders and affiliates; or the creation of liens on or other transactions involving certain assets. In addition, certain covenants require certain financial ratios to be maintained.

     In December 1995, the Company entered into a sale/lease transaction with the City of Indianapolis on its maintenance facility at the Indianapolis International Airport which resulted in the advance of $10.0 million in cash to the Company, as secured by the maintenance facility. The Company is obligated to pay $0.6 million per year to the City of Indianapolis for five years, which represents interest on the City's associated outstanding debt obligation. As of December 2000, the advance of $10.0 million must be repaid to the City of Indianapolis. The Company may elect to repay the balance using special facility bonds underwritten by the City's Airport Authority, or by using the Company's own funds.

     The Company has made voluntary prepayments of long-term debt which has had the effect of reducing interest expense by approximately $3.4 million and $5.9 million during 1997 and 1996, respectively.

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Future maturities of long-term debt are as follows:

                                                         DECEMBER 31, 1997
                                                         -----------------
                                                          (IN THOUSANDS)

1998..................................................       $   8,975
1999..................................................          28,626
2000..................................................          11,382
2001..................................................          35,374
2002..................................................           1,192
Thereafter............................................         106,255
                                                         -----------------
                                                             $ 191,804
                                                         -----------------
                                                         -----------------

     Interest capitalized in connection with long-term asset purchase agreements was $0.7 million and $1.4 million in 1997 and 1996, respectively.

     In December 1997, the Company purchased a Boeing 727-200 and issued a $4.7 million note payable which is classified in current maturities of long-term debt. The note payable is due in the first quarter of 1998, and is secured by $4.7 million in cash held in escrow. This restricted cash is classified as cash and cash equivalents at December 31, 1997. The note was repaid in January 1998.

6. LEASE COMMITMENTS

     At December 31, 1997, the Company had aircraft leases on one Lockheed L-1011, 23 Boeing 727-200s, and six Boeing 757-200s. The Lockheed L-1011 has an initial term of 60 months which expires in 2002. The Boeing 757-200s have initial lease terms that expire from 2002 through 2015. The Boeing 727-200s have initial terms of three to seven years and expire between 1998 and 2003. The Company also leases nine engines for use on the Lockheed L-1011s through 2001.

     The Company is responsible for all maintenance costs on these aircraft and must meet specified airframe and engine return conditions.

     As of December 31, 1997, the Company had other long-term leases related to certain ground facilities, including terminal space and maintenance facilities, with original lease terms that vary from 3 to 40 years and expire at various dates through 2035. The lease agreements relating to the ground facilities, which are primarily owned by governmental units or authorities, generally do not provide for transfer of ownership nor do they contain options to purchase.

     In December 1995, the Company sold its option to purchase its headquarters facility to the City of Indianapolis for $2.9 million, and thereafter entered into a capital lease agreement with the City relating to the continued use of the headquarters and maintenance facility. A gain on the sale of the option equal to $1.3 million was recognized in income in 1995, with the remainder of the gain to be amortized to income during the periods the headquarters facilities are used. The headquarters agreement has an initial term of four years, with two options to extend of three and five years, respectively, and is cancelable after two years with advance notice. The Company is responsible for maintenance, taxes, insurance and other expenses incidental to the operation of the facilities.

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Future minimum lease payments at December 31, 1997, for noncancelable operating leases with initial terms of more than one year are as follows:

                                                                       FACILITIES
                                                           FLIGHT      AND GROUND
                                                          EQUIPMENT    EQUIPMENT      TOTAL
                                                          ---------    ----------    --------
                                                                    (IN THOUSANDS)

1998...................................................   $ 48,380      $  6,458     $ 54,838
1999...................................................     46,842         5,825       52,667
2000...................................................     37,150         5,230       42,380
2001...................................................     37,451         3,877       41,328
2002...................................................     31,412         3,754       35,166
Thereafter.............................................    229,946        22,941      252,887
                                                          ---------    ----------    --------
                                                          $431,181      $ 48,085     $479,266
                                                          ---------    ----------    --------
                                                          ---------    ----------    --------

     Rental expense for all operating leases in 1997, 1996 and 1995 was $63.0 million, $75.0 million and $63.0 million, respectively.

7. INCOME TAXES

     The provision for income tax expense (credit) consisted of the following:

                                                                          DECEMBER 31,
                                                                  ----------------------------
                                                                   1997       1996       1995
                                                                  ------    --------    ------
                                                                         (IN THOUSANDS)

Federal:
     Current...................................................   $  173    $     --    $1,280
     Deferred..................................................    3,706     (11,798)    4,399
                                                                  ------    --------    ------
                                                                   3,879     (11,798)    5,679
State:
     Current...................................................      163         161       107
     Deferred..................................................      413      (1,270)      343
                                                                  ------    --------    ------
                                                                     576      (1,109)      450
                                                                  ------    --------    ------
     Income tax expense (credit)...............................   $4,455    $(12,907)   $6,129
                                                                  ------    --------    ------
                                                                  ------    --------    ------

     The provision for income taxes differed from the amount obtained by applying the statutory federal income tax rate to income before income taxes as follows:

                                                                          DECEMBER 31,
                                                                  ----------------------------
                                                                   1997       1996       1995
                                                                  ------    --------    ------
                                                                         (IN THOUSANDS)

Federal income taxes at statutory rate (credit)................   $2,049    $(13,457)   $4,982
State income taxes (credit), net of federal benefit............      367        (732)      535
Non-deductible expenses........................................    1,947       1,282       998
Benefit of change in estimate of state income
  tax rate.....................................................       --          --      (258)
Benefit of tax reserve adjustments.............................       --          --      (203)
Other, net.....................................................       92          --        75
                                                                  ------    --------    ------
Income tax expense (credit)....................................   $4,455    $(12,907)   $6,129
                                                                  ------    --------    ------
                                                                  ------    --------    ------

     Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The principal temporary differences

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

relate to the use of accelerated methods of depreciation and amortization for tax purposes. Deferred income tax liability components are as follows:

                                                                              DECEMBER 31,
                                                                           ------------------
                                                                            1997       1996
                                                                           -------    -------
                                                                             (IN THOUSANDS)

Deferred tax liabilities:
     Tax depreciation in excess of book depreciation....................   $61,117    $56,885
     Other taxable temporary differences................................       597        476
                                                                           -------    -------
          Deferred tax liabilities......................................   $61,714    $57,361
                                                                           -------    -------
Deferred tax assets:
     Tax benefit of net operating loss carryforwards....................   $28,744    $29,852
     Investment and other tax credit carryforwards......................     3,032      4,720
     Vacation pay accrual...............................................     2,595      2,044
     Amortization of lease credits......................................     1,979         --
     Other deductible temporary differences.............................     3,660      4,928
                                                                           -------    -------
          Deferred tax assets...........................................   $40,010    $41,544
                                                                           -------    -------
Deferred taxes classified as:
Current asset...........................................................   $ 9,756    $ 4,399
                                                                           -------    -------
                                                                           -------    -------
Non-current liability...................................................   $31,460    $20,216
                                                                           -------    -------
                                                                           -------    -------

     At December 31, 1997, for federal tax reporting purposes, the Company had approximately $78.6 million of net operating loss carryforwards available to offset future federal taxable income and $3.0 million of investment and other tax credit carryforwards available to offset future federal tax liabilities. The net operating loss carryforwards expire as follows: 2002, $10.2 million; 2003, $8.1 million; 2004, $9.0 million; 2005, $3.5 million; 2009, $14.7 million; 2011,
$33.1 million. Investment tax credit carryforwards of $1.6 million expire principally in 2000, and other tax credit carryforwards of $1.4 million have no expiration dates.

8. RETIREMENT PLAN

     The Company has a defined contribution 401(k) savings plan which provides for participation by substantially all the Company's employees who have completed one year of service. The Company has elected to contribute an amount equal to 35% in 1997, and 30% in 1996 and 1995, of the amount contributed by each participant up to the first six percent of eligible compensation. Company matching contributions expensed in 1997, 1996 and 1995 were $1.8 million, $1.3 million and $1.2 million, respectively.

     In 1993, the Company added an Employee Stock Ownership Plan ('ESOP') feature to its existing 401(k) savings plan. The ESOP used the proceeds of a $3.2 million loan from the Company to purchase 200,000 shares of the Company's common stock. The selling shareholder was the Company's principal shareholder. The Company recognized $0.3 million, $0.3 million, and $0.4 million in 1997, 1996 and 1995, respectively, as compensation expense related to the ESOP. Shares of common stock held by the ESOP will be allocated to participating employees annually as part of the Company's 401(k) savings plan contribution. The fair value of the shares allocated during the year is recognized as compensation expense.

9. SHAREHOLDERS' EQUITY

     In the first quarter of 1994, the Board of Directors approved the repurchase of up to 250,000 shares of the Company's common stock. As of December 31, 1997, the Company had repurchased 185,000 shares at a total cost of $1.8 million.

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's 1993 Incentive Stock Plan for Key Employees (1993 Plan) authorizes the grant of options for up to 900,000 shares of the Company's common stock. The Company's 1996 Incentive Stock Plan for Key Employees (1996 Plan) authorizes the grant of options for up to 3,000,000 shares of the Company's common stock. Options granted have 5 to 10-year terms and generally vest and become fully exercisable over specified periods up to three years of continued employment.

     A summary of common stock option changes follows:


                                                                              WEIGHTED-AVERAGE
                                                                               EXERCISE PRICE
                                                                 NUMBER OF    ----------------
                                                                  SHARES
                                                                 ---------      (IN DOLLARS)

Outstanding at December 31, 1994..............................     313,050         $13.73
Granted.......................................................     190,000         $ 8.71
Exercised.....................................................      10,417         $10.56
Canceled......................................................      97,333         $11.73
                                                                 ---------
Outstanding at December 31, 1995..............................     395,300         $11.92
                                                                 ---------
Granted.......................................................   1,302,400         $ 7.87
Exercised.....................................................       3,100         $ 8.94
Canceled......................................................      64,700         $10.87
                                                                 ---------
Outstanding at December 31, 1996..............................   1,629,900         $ 8.74
                                                                 ---------
Granted.......................................................   1,588,500         $ 8.49
Exercised.....................................................          --             --
Canceled......................................................     706,000         $ 7.14
                                                                 ---------
Outstanding at December 31, 1997..............................   2,512,400         $ 9.06
                                                                 ---------
                                                                 ---------
Options exercisable at December 31, 1996......................     497,015         $ 9.99
                                                                 ---------
                                                                 ---------
Options exercisable at December 31, 1997......................     390,232         $12.02
                                                                 ---------
                                                                 ---------


     During 1996, the Company adopted FASB Statement No. 123 'Accounting for Stock-Based Compensation' (FAS 123) with respect to its stock options. As permitted by FAS 123, the Company has elected to continue to account for employee stock options following Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' (APB 25) and related Interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.


     The weighted-average fair value of options granted during 1997 and 1996 is estimated at $5.28 and $4.51 per share, respectively, on the grant date. These estimates were made using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996: risk-free interest rate of 6%; expected market price volatility of .40 and .48; weighted-average expected option life equal to the contractual term; estimated forfeitures of 5%; and no dividends.


     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models use highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employees' stock options.

     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period (1 to 3 years). Therefore, because FAS 123 is applicable only to

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1998. The Company's pro forma information follows:


                                                                       1997         1996         1995
                                                                      ------      --------      ------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE
                                                                                   DATA)

Net income (loss) as reported......................................   $1,572      $(26,674)     $8,524
Net income (loss) pro forma........................................      294       (28,271)      8,451
Diluted income (loss) per share as reported........................      .13         (2.31)        .74
Diluted income (loss) per share pro forma..........................      .03         (2.45)        .73



     Options outstanding at December 31, 1997, expire from August 2003 to February 2007. A total of 1,387,600 shares are reserved for future grants as of December 31, 1997, under the 1993 and 1996 Plans. The following table summarizes information concerning outstanding and exercisable options at December 31, 1997:



Range of Exercise Prices................................................      $7 - 11          $12 - 16
Options outstanding:
     Weighted-Average Remaining Contractual Life........................    8.6 years         7.3 years
     Weighted-Average Exercise Price....................................        $8.39            $14.30
     Number.............................................................    2,226,200           286,200
Options exercisable:
     Weighted-Average Exercise Price....................................        $9.19            $15.11
     Number.............................................................      203,791           186,441


10. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                    1997          1996          1995
                                                                 ----------    ----------    ----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT SHARES
                                                                          AND PER SHARE DATA)

Numerator:
     Net income (loss)........................................   $    1,572    $  (26,674)   $    8,524
Denominator:
     Denominator for basic earnings per share -- weighted
       average shares.........................................   11,577,727    11,535,425    11,481,861
Effect of dilutive securities:
     Employee stock options...................................       64,725            --        37,371
     Restricted shares........................................       30,878            --            --
                                                                 ----------    ----------    ----------
Dilutive potential common shares..............................       95,603            --        37,371
                                                                 ----------    ----------    ----------
Denominator for diluted earnings per share -- adjusted
  weighted average shares.....................................   11,673,330    11,535,425    11,519,232
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------
Basic earnings per share......................................   $     0.14    $    (2.31)   $     0.74
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------
Diluted earnings per share....................................   $     0.13    $    (2.31)   $     0.74
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

     Potentially dilutive securities were not included in the computation of 1996 diluted earnings per share because the year resulted in a net loss and, therefore, their effect would be antidilutive.

11. MAJOR CUSTOMER


     The United States government is the only customer that accounted for more than 10% of consolidated revenues. U.S. government revenues accounted for 16.7%, 11.2% and 10.8% of consolidated revenues for 1997, 1996 and 1995, respectively.

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12. COMMITMENTS AND CONTINGENCIES

     In November 1994, the Company signed a purchase agreement for six new Boeing 757-200s, which, as subsequently amended, now provides for the delivery of seven total aircraft. The amended agreement provides for deliveries of aircraft between 1995 and 1998. As of December 31, 1997, the Company had taken delivery of five Boeing 757-200s under this purchase agreement and financed those aircraft using leases accounted for as operating leases. The two remaining aircraft have an aggregate purchase price of approximately $50.0 million per aircraft, subject to escalation. Advance payments totaling approximately $12.6 million ($6.3 million per aircraft) are required to be made for the remaining two undelivered aircraft, with the balance of the purchase price due upon delivery. As of December 31, 1997 and 1996, the Company had made $6.0 million and $2.7 million in advanced payments, respectively, pertaining to future aircraft deliveries.

     Various claims, contractual disputes and lawsuits against the Company arise periodically involving complaints which are normal and reasonably foreseeable in light of the nature of the Company's business. The majority of these suits are covered by insurance. In the opinion of management, the resolution of these claims will not have a material adverse effect on the business, operating results or financial condition of the Company.

     The Company has signed purchase agreements to acquire 11 Boeing 727-200ADV aircraft at agreed prices. Nine of the aircraft to be purchased are currently leased by the Company. The remaining two aircraft, currently on lease to another airline, may be purchased in either February, August or October 1999, depending upon the exercise of lease extension options available to the current lessee.

                         AMTRAN, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                                                                   JUNE 30,
                                                                                             --------------------
                                                                                               1998        1997
                                                                                             --------    --------
                                                                                                 (UNAUDITED)

                                          ASSETS
Current assets:
     Cash and cash equivalents............................................................   $112,270    $ 65,396
     Receivables, net of allowance for doubtful accounts (1998 -- $1,665;
      1997 -- $1,430).....................................................................     26,853      23,246
     Inventories, net.....................................................................     16,226      14,863
     Assets held for sale.................................................................         --      13,838
     Prepaid expenses and other current assets............................................     22,165      18,367
                                                                                             --------    --------
          Total current assets............................................................    177,514     135,710

Property and equipment:
     Flight equipment.....................................................................    510,114     408,779
     Facilities and ground equipment......................................................     59,347      52,725
                                                                                             --------    --------
                                                                                              569,461     461,504
     Accumulated depreciation.............................................................   (274,523)   (230,206)
                                                                                             --------    --------
                                                                                              294,938     231,298
Assets held for sale......................................................................      7,176          --
Deposits and other assets.................................................................     12,865       9,724
                                                                                             --------    --------
          Total assets....................................................................   $492,493    $376,732
                                                                                             --------    --------
                                                                                             --------    --------

                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current maturities of long-term debt.................................................   $  4,315    $ 35,226
     Accounts payable.....................................................................     14,184       8,015
     Air traffic liabilities..............................................................     71,959      57,788
     Accrued expenses.....................................................................     91,460      69,156
                                                                                             --------    --------
Total current liabilities.................................................................    181,918     170,185

Long-term debt, less current maturities...................................................    172,150     109,493
Deferred income taxes.....................................................................     43,168      25,539
Other deferred items......................................................................     11,370      13,703

Commitments and contingencies

Shareholders' equity:
     Preferred stock: authorized 10,000,000 shares; none issued...........................         --          --
     Common stock, without par value: authorized 30,000,000 shares; issued
      11,877,998 -- 1998; 11,798,852 -- 1997..............................................     39,671      38,353
     Additional paid-in capital...........................................................     14,719      15,667
     Deferred compensation -- ESOP........................................................     (1,066)     (1,600)
     Treasury stock: 193,506 shares -- 1998; 185,000 shares -- 1997.......................     (1,881)     (1,760)
     Retained earnings....................................................................     32,444       7,152
                                                                                             --------    --------
                                                                                               83,887      57,812
                                                                                             --------    --------
          Total liabilities and shareholders' equity......................................   $492,493    $376,732
                                                                                             --------    --------
                                                                                             --------    --------


                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                 SIX MONTHS ENDED JUNE 30,
                                 ---------------------------------------------------------
                                             1998                          1997
                                 ----------------------------    -------------------------
                                                        (UNAUDITED)

Operating revenues:
     Scheduled service........           $    249,483                   $   169,257
     Charter..................                184,814                       193,365
     Ground package...........                 11,537                        11,025
     Other....................                 21,935                        12,824
                                      ---------------            -------------------------
          Total operating
            revenues..........                467,769                       386,471
                                      ---------------            -------------------------
Operating expenses:
     Salaries, wages and
       benefits...............                102,353                        84,407
     Fuel and oil.............                 72,085                        77,070
     Depreciation and
       amortization...........                 39,681                        29,436
     Handling, landing and
       navigation fees........                 35,277                        34,462
     Aircraft rentals.........                 25,849                        28,284
     Aircraft maintenance,
       materials and
       repairs................                 27,195                        24,925
     Crew and other employee
       travel.................                 19,888                        17,306
     Passenger service........                 16,712                        15,774
     Commissions..............                 14,588                        12,589
     Other selling expenses...                 11,179                         6,794
     Ground package cost......                  9,888                         9,494
     Advertising..............                  9,029                         6,658
     Facilities and other
       rentals................                  4,609                         4,351
     Other....................                 31,383                        26,172
                                      ---------------            -------------------------
          Total operating
            expenses..........                419,716                       377,722
                                      ---------------            -------------------------
Operating income..............                 48,053                         8,749
Other income (expense):
     Interest income..........                  2,218                           225
     Interest (expense).......                 (6,467)                       (3,320)
     Other....................                    116                           183
                                      ---------------            -------------------------
Other expense.................                 (4,133)                       (2,912)
                                      ---------------            -------------------------
Income before income taxes....                 43,920                         5,837
Income tax expense............                 17,726                         3,364
                                      ---------------            -------------------------
Net income....................           $     26,194                   $     2,473
                                      ---------------            -------------------------
                                      ---------------            -------------------------
Basic earnings per common
  share:
     Average shares
       outstanding............             11,595,050                    11,573,761
     Net income per share.....           $       2.26                   $      0.21
                                      ---------------            -------------------------
                                      ---------------            -------------------------
Diluted earnings per common
  share:
     Average shares
       outstanding............             12,631,404                    11,798,161
     Net income per share.....           $       2.07                   $      0.21
                                      ---------------            -------------------------
                                      ---------------            -------------------------


                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                               SIX MONTHS ENDED JUNE 30,
                                 ------------------------------------------------------
                                           1998                         1997
                                 -------------------------    -------------------------
                                                      (UNAUDITED)

Operating activities:
     Net income...............           $  26,194                     $ 2,473
     Adjustments to reconcile
      net income to net cash
      provided by operating
      activities:
          Depreciation and
            amortization......              39,681                      29,436
          Deferred income
            taxes.............              11,708                       5,323
          Other non-cash
            items.............                 593                       2,312
Changes in operating assets
  and liabilities:
     Receivables..............              (3,587)                     (3,007)
     Inventories..............                (533)                     (1,627)
     Assets held for sale.....                  --                         273
     Prepaid expenses.........              (1,273)                     (3,695)
     Accounts payable.........               3,673                      (5,656)
     Air traffic
      liabilities.............               3,405                       7,889
     Accrued expenses.........              11,419                       4,328
                                       -----------                  ----------
               Net cash
                  provided by
                  operating
                 activities...              91,280                      38,049
                                       -----------                  ----------
Investing activities:
     Proceeds from sales of
      property and
      equipment...............               1,039                         391
     Capital expenditures.....             (67,025)                    (36,720)
     Additions to other
      assets..................              (1,709)                     (4,369)
                                       -----------                  ----------
               Net cash used
                  in investing
                 activities...             (67,695)                    (40,698)
                                       -----------                  ----------
Financing activities:
     Purchase of Treasury
      Stock...................                (121)                         --
     Payments on short-term
      debt....................              (4,750)                         --
     Payments on long-term
      debt....................             (10,640)                     (5,337)
                                       -----------                  ----------
               Net cash used
                  in financing
                 activities...             (15,511)                     (5,337)
                                       -----------                  ----------
Increase (decrease) in cash
  and cash equivalents........               8,074                      (7,986)
Cash and cash equivalents,
  beginning of period.........             104,196                      73,382
                                       -----------                  ----------
Cash and cash equivalents, end
  of period...................           $ 112,270                     $65,396
                                       -----------                  ----------
                                       -----------                  ----------
Supplemental disclosures:
     Cash payments for:
          Interest............           $   7,206                     $ 3,656
          Income taxes
            (refunds).........               3,942                        (320)


                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The accompanying consolidated financial statements of Amtran, Inc. and subsidiaries (the 'Company') have been prepared in accordance with instructions for reporting interim financial information on Form 10-Q and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.


     The consolidated financial statements for the six months ended June 30, 1998 and 1997 reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for such periods. Results for the six months ended June 30, 1998, are not necessarily indicative of results to be expected for the full fiscal year ending December 31, 1998. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.


2. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:


                                                                                    SIX MONTHS
                                                                                      ENDED
                                                                                     JUNE 30,
                                                                            --------------------------
                                                                               1998           1997
                                                                            -----------    -----------
                                                                              (DOLLARS IN THOUSANDS,
                                                                                EXCEPT SHARES AND
                                                                                 PER SHARE DATA)

Numerator:
     Net income..........................................................   $    26,194    $     2,473
Denominator:
     Denominator for basic earnings per share -- weighted average
       shares............................................................    11,595,050     11,573,761
Effect of dilutive securities:
     Employee stock options..............................................     1,035,352        222,900
     Restricted shares...................................................         1,002          1,500
                                                                            -----------    -----------
Dilutive potential common shares.........................................     1,036,354        224,400
                                                                            -----------    -----------
Denominator for diluted earnings per share -- adjusted weighted average
  shares.................................................................    12,631,404     11,798,161
                                                                            -----------    -----------
                                                                            -----------    -----------
Basic earnings per share.................................................   $      2.26    $       .21
                                                                            -----------    -----------
                                                                            -----------    -----------
Diluted earnings per share...............................................   $      2.07    $       .21
                                                                            -----------    -----------
                                                                            -----------    -----------



3. SHAREHOLDERS' EQUITY



     In the first quarter of 1994, the Board of Directors approved the repurchase of up to 250,000 shares of the Company's common stock. As of June 30, 1998, the Company had repurchased 193,506 shares at a total cost of $1.9 million.



     The Company's 1993 Incentive Stock Plan for Key Employees (1993 Plan) authorized the grant of options for up to 900,000 shares of the Company's common stock. The Company's 1996 Incentive Stock Plan for Key Employees (1996 Plan) authorizes the grant of options for up to 3,000,000 shares of the Company's common stock. Options granted have 5 to 10-year terms and generally vest and become fully exercisable over specified periods up to three years of continued employment.

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     A summary of common stock option changes follows:



                                                                 NUMBER OF
                                                                  SHARES
                                                                 ---------    WEIGHTED-AVERAGE
                                                                               EXERCISE PRICE
                                                                              ----------------
                                                                                (IN DOLLARS)

Outstanding at December 31, 1997..............................   2,512,400         $ 9.06
Granted.......................................................     412,200           9.63
Exercised.....................................................      48,768           9.77
Canceled......................................................      20,400           8.99
                                                                 ---------        -------
Outstanding at June 30, 1998..................................   2,855,432         $ 9.18
                                                                 ---------
                                                                 ---------
Options exercisable at December 31, 1997......................     390,232         $12.02
                                                                 ---------
                                                                 ---------
Options exercisable at June 30, 1998..........................   1,162,631         $ 9.60
                                                                 ---------
                                                                 ---------



     During 1996, the Company adopted FASB Statement No. 123 'Accounting for Stock-Based Compensation' (FAS 123) with respect to its stock options. As permitted by FAS 123, the Company has elected to continue to account for employee stock options following Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' (APB 25) and related Interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.



     Options outstanding at June 30, 1998, expire from August 2003 to June 2008. A total of 1,044,568 shares are reserved for future grants as of June 30, 1998, under the 1993 and 1996 Plans. The following table summarizes information concerning outstanding and exercisable options at June 30, 1998:



Range of Exercise Prices...........................................     $7 - 11      $12 - 20
Options outstanding:...............................................
     Weighted-Average Remaining Contractual Life...................   8.1 years     6.7 years
     Weighted-Average Exercise Price...............................       $8.54        $14.63
     Number........................................................   2,556,332       299,100
Options exercisable:
     Weighted-Average Exercise Price...............................       $8.28        $14.69
     Number........................................................     923,774       238,857

                       INSIDE BACK COVER

          [Picture of an American Trans Air, Inc. Airplane]

Text: ATA 25th Anniversary.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an itemized estimate of fees and expenses payable by the registrant in connection with the offering described in this registration statement, other than underwriting discounts and commissions:


SEC registration fee..............................................................   $ 26,133
NASD filing fee...................................................................      8,752
Nasdaq additional listing fee.....................................................     17,500
Counsel fees and expenses.........................................................    250,000
Accounting fees and expenses......................................................    200,000
Printing expenses.................................................................    200,000
Transfer agent and registrar fees.................................................      3,500
Miscellaneous.....................................................................    114,115
                                                                                     --------
     Total........................................................................   $820,000
                                                                                     --------
                                                                                     --------


     All of the above expenses will be paid by the registrant.



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Information relating to indemnification of directors and officers is incorporated by reference herein from Item 14 of the Company's Registration Statement on Form S-1 (No. 33-59630).

ITEM 16. EXHIBITS.





EXHIBIT
 NUMBER   DESCRIPTION
--------  ----------------------------------------------------------------------------------------------------------

'D'1.1    -- Underwriting Agreement, dated July   , 1998, between the Company, the Selling Shareholders named therein, Morgan Stanley & Co. Incorporated and Smith Barney Inc.
  *3.1    -- Restated Articles of Incorporation of the Company.
  *3.2    -- By-laws of the Company.
  *4.1    -- Form of Common Stock certificate of the Company.
   5.1    -- Opinion of Brian T. Hunt, General Counsel of the Company.
**10.1    -- Credit Agreement, dated July 24, 1997, among ATA, the Company, NBD Bank, N.A., as agent, and the banks party thereto.
**10.2    -- Guarantee Agreement, dated July 24, 1997, among the Company, Ambassadair Travel Club, Inc., ATA
            Vacations, Inc., Amber Travel, Inc., American Trans Air Training Corporation, American Trans Air
            ExecuJet, Inc., Amber Air Freight Corporation and the lenders party thereto.
**10.3    -- Security Agreement, dated July 24, 1997, between ATA and NBD Bank, N.A., as agent.
**10.4    -- Indenture, dated as of July 24, 1997, between the Company, the Guarantors and First Security Bank,
            N.A., as trustee.
**10.5    -- Placement Agreement, dated July 17, 1997, between the Company, the Guarantors and Morgan Stanley & Co.
            Incorporated and Salomon Brothers Inc.
**10.6    -- Registration Rights Agreement, dated July 24, 1997, between the Company, the Guarantors and Morgan
            Stanley & Co. Incorporated and Salomon Brothers Inc.
'D'10.7   -- Amendment dated May 15, 1998 to Credit Agreement, dated July 24, 1997, among ATA, the Company, NBD
            Bank, N.A., as agent, and the banks party thereto.
  23.1    -- Consent of Ernst & Young LLP.
  23.2    -- Consent of Brian T. Hunt, General Counsel of the Company (included in Exhibit 5.1).
'D'24.1   -- Powers of Attorney (contained on signature page).


                                                        (footnotes on next page)

(footnotes from previous page)

 * Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-59630), and incorporated by reference herein.

** Previously filed as an exhibit to the Company's Registration Statement on Form S-4 (File No. 333-37283), and incorporated by reference herein.

 'D' Previously filed as a part of this Registration Statement.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

          (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (2) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on this 24th day of July, 1998.


                                          AMTRAN, INC.

                                          By       /s/ J. GEORGE MIKELSONS
                                             ...................................
                                                    J. GEORGE MIKELSONS
                                             CHAIRMAN OF THE BOARD OF DIRECTORS

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURES                                     TITLES                             DATES
------------------------------------------  --------------------------------------------   -------------------

         /S/   J. GEORGE MIKELSONS          Chairman of the Board of Directors                July 24, 1998
 .........................................
          (J. GEORGE MIKELSONS)

                    *                       President and Chief Executive Officer and         July 24, 1998
 .........................................    Director (Principal Executive Officer)
             (JOHN P. TAGUE)

                    *                       Executive Vice President and Chief Operating      July 24, 1998
 .........................................    Officer and Director
           (JAMES W. HLAVACEK)

                    *                       Executive Vice President and Chief Financial      July 24, 1998
 .........................................    Officer and Director (Principal Financial
            (KENNETH K. WOLFF)                and Accounting Officer)

                    *                       Senior Vice President, Sales, Marketing and       July 24, 1998
 .........................................    Strategic Planning and Director
            (DALEN D. THOMAS)

                    *                       Director                                          July 24, 1998
 .........................................
             (ROBERT A. ABEL)

                    *                       Director                                          July 24, 1998
 .........................................
         (WILLIAM P. ROGERS, JR.)

                    *                       Director                                          July 24, 1998
 .........................................
          (ANDREJS P. STIPNIEKS)

*By          /S/ J. GEORGE MIKELSONS                                                          July 24, 1998
 .........................................
           J. GEORGE MIKELSONS
           AS ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER   DESCRIPTION                                                                                        PAGE
-------  ------------------------------------------------------------------------------------------------   ----

 'D'1.1  -- Underwriting Agreement, dated July   , 1998, between the Company, the Selling Shareholders
           named therein, Morgan Stanley & Co. Incorporated and Smith Barney Inc.
   *3.1  -- Restated Articles of Incorporation of the Company.
   *3.2  -- By-laws of the Company.
   *4.1  -- Form of Common Stock certificate of the Company.
    5.1  -- Opinion of Brian T. Hunt, General Counsel of the Company.
 **10.1  -- Credit Agreement, dated July 24, 1997, among ATA, the Company, NBD Bank, N.A., as agent, and the banks party thereto.
 **10.2  -- Guarantee Agreement, dated July 24, 1997, among the Company, Ambassadair Travel Club, Inc.,
           ATA Vacations, Inc., Amber Travel, Inc., American Trans Air Training Corporation, American
           Trans Air ExecuJet, Inc., Amber Air Freight Corporation and the lenders party thereto.
 **10.3  -- Security Agreement, dated July 24, 1997, between ATA and NBD Bank, N.A., as agent.
 **10.4  -- Indenture, dated as of July 24, 1997, between the Company, the Guarantors and First Security
           Bank, N.A., as trustee.
 **10.5  -- Placement Agreement, dated July 17, 1997, between the Company, the Guarantors and Morgan
           Stanley & Co. Incorporated and Salomon Brothers Inc.
 **10.6  -- Registration Rights Agreement, dated July 24, 1997, between the Company, the Guarantors and
           Morgan Stanley & Co. Incorporated and Salomon Brothers Inc.
'D'10.7  -- Amendment dated May 15, 1998 to Credit Agreement, dated July 24, 1997, among ATA, the
           Company, NBD Bank, N.A., as agent, and the banks party thereto.
   23.1  -- Consent of Ernst & Young LLP.
   23.2  -- Consent of Brian T. Hunt, General Counsel of the Company (included in Exhibit 5.1).
'D'24.1  -- Powers of Attorney (contained on signature page).


------------

 * Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-59630), and incorporated by reference herein.

** Previously filed as an exhibit to the Company's Registration Statement on Form S-4 (File No. 333-37283), and incorporated by reference herein.

 'D' Previously filed as a part of this Registration Statement.





                              STATEMENT OF DIFFERENCES
                              ------------------------

The cent symbol shall be expressed as.............................[c]
The section symbol shall be expressed as.........................'SS'
The dagger symbol shall be expressed as...........................'D'


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